Exhibit 99.1

[Date]

Dear DowDuPont Stockholder:

As previously announced, DowDuPont Inc. (“DowDuPont”) intends to separate into three independent, publicly traded companies—one for each of its agriculture, materials science and specialty products businesses. We are pleased to inform you that on [●], our board of directors approved the first step in this plan: the separation of our materials science business, “Dow,” through the distribution to DowDuPont stockholders of all of the then issued and outstanding shares of common stock of Dow Holdings Inc. (“Dow common stock”), a wholly owned subsidiary of DowDuPont and the newly formed holding company for Dow. Completion of the separation will create the industry’s premier materials science solution provider focused on the high-growth market verticals of consumer care, infrastructure and packaging.

The separation is expected to be completed on [●], and will be effected by way of a pro rata dividend of Dow common stock to DowDuPont stockholders of record as of the close of business, Eastern Time, on [●], the record date. Each DowDuPont stockholder will receive [●] shares of Dow common stock for every [●] shares of DowDuPont common stock held on the record date.

Following the separation and distribution of Dow, DowDuPont is expected to be renamed [●] (“New DuPont”). New DuPont will then separate Corteva, the subsidiary that will hold, at the time of its distribution, the assets and liabilities associated with DowDuPont’s agriculture business, by way of a pro rata distribution of Corteva’s common stock to New DuPont stockholders. Assuming both distributions are completed as anticipated, the remaining company, New DuPont, will hold only DowDuPont’s specialty products business. The separations are the first step toward creating three independent companies that are better positioned to capitalize on significant growth opportunities and to focus their respective resources on their particular business and strategic priorities.

We expect the distribution of Dow common stock to be tax-free to you for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares. You should consult your own tax advisor as to the particular tax consequences of the distribution of Dow common stock to you, including potential tax consequences under state, local and non-U.S. tax laws.

Stockholder approval of the distribution is not required. In addition, you do not need to take any action to receive your Dow common stock and you do not need to pay any consideration or surrender or exchange your DowDuPont shares in order to receive your Dow common stock. Immediately following the distribution, you will own common stock in both New DuPont and Dow. The Dow common stock will be listed on the [●] under the symbol “[●].”

We encourage you to carefully read the enclosed information statement, which is being mailed to all DowDuPont stockholders who held shares of DowDuPont common stock as of the record date for the distribution. The information statement describes the separation and distribution of Dow in detail and contains important information about Dow, including its business, financial condition and operations, and the distribution.

The DowDuPont board of directors believes that creating three focused companies will maximize value for all DowDuPont stockholders, and this separation is an exciting first step in this process. We want to thank you for your continued support of DowDuPont and we look forward to your support of Dow in the future.

Sincerely,

Edward D. Breen Chief Executive Officer DowDuPont Inc.	Jeff M. Fettig Executive Chairman DowDuPont Inc.

[Date]

Dear Dow Stockholder:

On behalf of Dow Holdings Inc., it is my great privilege to welcome you as a stockholder of our company.

When we announced Dow’s intention to merge with DuPont to form DowDuPont, we also announced the intention to separate the combined company into three independent, publicly traded companies. Today, we stand ready to deliver the first intended company—the new Dow.

We are proud of our more than 120-year heritage. And we are equally excited for the opportunity that lies ahead, as we pursue our ambition to become the most innovative, customer-centric, inclusive and sustainable materials science company in the world.

The new Dow will be more focused, agile and market-oriented, with a portfolio comprised of six global business units organized into three operating segments: Performance Materials & Coatings; Industrial Intermediates & Infrastructure; and Packaging & Specialty Plastics. Through our deep materials science expertise, value chain understanding, global reach, scale and competitive capabilities, we will provide differentiated products and solutions to our customers. And we intend to direct our efforts primarily to three core end-markets where we hold global leadership positions today—consumer care, infrastructure and packaging.

The new Dow will also be a financially disciplined company. We will be prudent stewards of our capital. Our focus will be to maximize value for our stockholders by driving profitable growth, higher returns on invested capital, increasing free cash flow and greater cash returns to you. In the long term, we are committed to maintaining and improving our leadership positions in our three key verticals—consumer care, infrastructure and packaging. Our near-term focus will be on incremental, less capital intensive, fast payback projects. As industry and end-market dynamics shift, we will continue to exercise disciplined portfolio management. And we intend to drive to a best-in-class cost structure.

Dow Holdings Inc.’s common stock will be listed on the [●] under the symbol “[●].”

We invite you to learn more about our company, our strategy and how we are positioned to compete and win, by reviewing the enclosed information statement.

We value your ownership and look forward to growing together.

Best regards,

Jim Fitterling

Chief Executive Officer

Dow Holdings Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, dated September 7, 2018

INFORMATION STATEMENT

Dow Holdings Inc.

Common Stock, Par Value $0.01 Per Share

This information statement is being furnished in connection with DowDuPont Inc.’s (“DowDuPont”) separation of its materials science business, “Dow,” through the distribution of shares of common stock of its subsidiary, Dow Holdings Inc. (“Dow NewCo,” and Dow NewCo’s common stock, the “Dow common stock”). The distribution will be effected by way of a pro rata dividend of Dow common stock to DowDuPont stockholders of record as of the close of business, Eastern Time, on [●], the record date. Dow NewCo is a newly formed holding company for Dow and at the time of the distribution will hold, directly or indirectly, DowDuPont’s materials science business, which includes DowDuPont’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics segments.

As a DowDuPont stockholder, you will receive [●] shares of Dow common stock for every [●] shares of DowDuPont common stock that you hold of record as of the close of business on the record date. No fractional shares of Dow common stock will be issued. Instead, you will receive cash in lieu of any fractional shares. The distribution is intended to be tax-free to DowDuPont stockholders for United States federal income tax purposes, except for any cash received in lieu of fractional shares, which will generally be taxable.

Dow common stock will be listed on the [●] under the symbol “[●].” Dow expects DowDuPont will distribute the shares of Dow common stock to you on [●] prior to the opening of trading on the [●], subject to the satisfaction or waiver of certain conditions. Dow refers to the date of the distribution of the Dow common stock as the “distribution date.” Immediately after the distribution, Dow will be an independent, publicly traded company.

DowDuPont stockholders are not required to vote on or take any other action in connection with the separation or distribution. Therefore, Dow is not asking for a proxy to vote on the separation or the distribution, and Dow requests that you do not send Dow a proxy. DowDuPont stockholders will not be required to exchange or surrender their existing shares of DowDuPont common stock or take any other action to receive their applicable shares of Dow common stock, nor will they be required to pay any consideration for the shares of Dow common stock they receive in the distribution.

DowDuPont currently owns all of the outstanding shares of Dow NewCo. Accordingly, there is no current trading market for Dow common stock. Dow expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and Dow expects “regular-way” trading of Dow common stock to begin on the distribution date. As discussed under “The Distribution—Trading Between the Record Date and Distribution Date,” if you sell your DowDuPont common stock in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of Dow common stock in connection with the separation and distribution.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 28.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

References in this information statement to specific codes, legislation or other statutory enactments are to be deemed as references to those codes, legislation or other statutory enactments, as amended from time to time.

The date of this information statement is [●].

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the separation and distribution or other information that may be important to you. To better understand the separation, distribution and Dow’s business and financial position, you should carefully review this entire information statement.

Unless otherwise indicated or the context otherwise requires, references in this information statement to:

•	“Business Realignment” has the meaning set forth in the section titled “Merger, Intended Separations, Reorganization and Financial Statement Presentation”;

•	“distribution” refers to the transaction in which DowDuPont will distribute to its stockholders all of the then issued and outstanding shares of Dow common stock;

•	“distribution date” means the date of the distribution, which is expected to be [●];

•

“Dow” refers to Dow NewCo, TDCC and their consolidated subsidiaries after giving effect to the Internal Reorganization and Business Realignment, resulting in Dow NewCo holding the materials science business of DowDuPont;

•	“Dow board of directors” refers to the board of directors of Dow NewCo following the distribution;

•	“Dow NewCo” refers to Dow Holdings Inc., the newly formed holding company for DowDuPont’s materials science business;

•	“Dow common stock” refers to the shares of common stock, par value $0.01 per share, of Dow NewCo;

•	“Dow stockholders” refers to holders of Dow common stock following the distribution;

•	“DowDuPont” refers to DowDuPont Inc., a Delaware corporation, and its consolidated subsidiaries, prior to the distribution of Dow;

•	“DowDuPont stockholders” refers to holders of record of the common stock of DowDuPont Inc. in their capacity as such;

•	“Historical Dow” refers to TDCC and its consolidated subsidiaries prior to the Business Realignment;

•	“Historical DuPont” refers to E. I. du Pont de Nemours and Company (“EID”) and its consolidated subsidiaries prior to the Business Realignment;

•	“Internal Reorganization” has the meaning set forth in the section titled “Merger, Intended Separations, Reorganization and Financial Statement Presentation”;

•

“New DuPont” refers to DowDuPont and its consolidated subsidiaries, (i) following the distribution of Dow, at which time DowDuPont is expected to be renamed “[●]” and will continue to hold both DowDuPont’s agriculture and specialty products businesses, and (ii) following the distribution of Corteva, at which time New DuPont will hold only the specialty products business;

•	“record date” means [●], the date set by the DowDuPont board of directors to determine the DowDuPont stockholders eligible to receive the distribution of Dow common stock;

•	“separation” refers to the transaction in which Dow will be separated from DowDuPont; and

•	“TDCC” refers to The Dow Chemical Company, exclusive of its subsidiaries.

Unless otherwise indicated or the context otherwise requires, this information statement describes Dow as if the Internal Reorganization and Business Realignment have been completed and as if Dow held only the materials science business of DowDuPont during all periods described. As a result, references in this information statement to Dow’s historical assets, liabilities, products, businesses or activities are generally references to the applicable assets, liabilities, products, business or activities of Historical Dow and Historical DuPont on a pro forma basis as if the Internal Reorganization and Business Realignment had already occurred and Dow was a standalone company holding only DowDuPont’s materials science business. See the section entitled “Merger, Intended Separations, Reorganization and Financial Statement Presentation” for further information.

You should read this entire information statement carefully, including the consolidated financial statements of Historical Dow and notes thereto, which are incorporated by reference herein to the pertinent pages of the Historical Dow 2017 Form 10-K (as defined in the section entitled “Unaudited Pro Forma Combined Financial Information”) and the Historical Dow Second Quarter 2018 Form 10-Q (as defined in the section entitled “Unaudited Pro Forma Combined Financial Information”), which are filed as Exhibits 99.2 and 99.3, respectively, to the registration statement on Form 10 of which this information statement forms a part (the “Form 10”), the unaudited pro forma combined financial information for Dow and the notes thereto included elsewhere herein, and the sections entitled “The Business,” “Supplemental Pro Forma Segment Results for Dow,” “Selected Consolidated Financial Data of Historical Dow,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow,” and “Risk Factors.” Some of the statements in this information statement constitute forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and Dow undertakes no obligation to update the information, except in the normal course of Dow’s public disclosure obligations.

MERGER, INTENDED SEPARATIONS, REORGANIZATION AND

FINANCIAL STATEMENT PRESENTATION

Merger

DowDuPont is a Delaware corporation that was formed on December 9, 2015 for the purpose of effecting the all-stock merger of equals transaction between Historical Dow and Historical DuPont. On August 31, 2017, Historical Dow and Historical DuPont each merged with wholly owned subsidiaries of DowDuPont and, as a result, became subsidiaries of DowDuPont (the “Merger”).

Intended Separations

Prior to the Merger, Historical Dow and Historical DuPont were each publicly traded companies that were listed on the New York Stock Exchange (the “NYSE”), with Historical Dow operating a global business that included agricultural sciences, consumer solutions, infrastructure solutions, performance materials and chemicals and performance plastics segments and Historical DuPont operating a global business that included agriculture, electronics and communications, industrial biosciences, nutrition and health, performance materials and protection solutions segments. In connection with the signing of the merger agreement for the Merger (the “merger agreement”), Historical Dow and Historical DuPont announced their intention to pursue, subject to the approval of the DowDuPont board of directors and any required regulatory approvals, the separation of the combined company, DowDuPont, into three independent, publicly traded companies—one for each of the combined company’s agriculture, materials science and specialty products businesses.

Internal Reorganization

In furtherance of DowDuPont’s planned separation into three independent, publicly traded companies, prior to, but in connection with, the separation and distribution, Historical Dow and Historical DuPont will undertake a series of internal reorganization transactions to align their respective businesses into three subgroups: agriculture, materials science and specialty products. DowDuPont has also formed two wholly owned subsidiaries: Dow NewCo, to serve as a holding company for Dow, and Corteva, Inc. (including, where context requires, its consolidated subsidiaries, “Corteva”), to serve as a holding company for its agriculture business. Following the distribution of Dow, the remaining company, which will continue to hold DowDuPont’s agriculture and specialty products business, is expected to be renamed “[●],” which is referred to herein as “New DuPont.” New DuPont is then expected to complete the distribution of Corteva, resulting in New DuPont holding only the specialty products business of DowDuPont.

This series of reorganization transactions, which we refer to in this information statement as the “Internal Reorganization,” will involve:

•

the transfer or conveyance by Historical Dow of its assets and liabilities that are (i) aligned with DowDuPont’s agriculture business (including Historical Dow’s agriculture business) to legal entities that will be subsidiaries of Corteva following the Business Realignment (as defined below) (although certain transfers and conveyances to Corteva may occur after the Business Realignment but prior to the distribution of Dow), (ii) aligned with DowDuPont’s specialty products business (including those portions of Historical Dow’s business that are aligned with the specialty products business) to legal entities that will be subsidiaries of New DuPont following the Business Realignment (although certain transfers and conveyances to New DuPont may occur after the Business Realignment but prior to the distribution of Dow) and (iii) aligned with DowDuPont’s materials science business to legal entities that will remain with Dow; and

•

the transfer or conveyance by Historical DuPont of its assets and liabilities that are (i) aligned with DowDuPont’s agriculture business to legal entities that will remain with Corteva following the Business Realignment, (ii) aligned with DowDuPont’s specialty products business

(including Historical DuPont’s specialty products business) to legal entities that will be subsidiaries of New DuPont following the Business Realignment and (iii) aligned with DowDuPont’s materials science business (including Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business)) to legal entities that will be subsidiaries of Dow following the Business Realignment.

Following the Internal Reorganization, Historical Dow and Historical DuPont will then transfer or convey among Dow, Corteva and New DuPont all of the equity interests of the applicable subsidiaries such that, in addition to any assets and liabilities allocated to Dow, Corteva and New DuPont pursuant to the separation agreement (as defined below), Dow will hold only the assets and liabilities related to DowDuPont’s materials science business, Corteva will hold only the assets and liabilities related to DowDuPont’s agriculture business, and New DuPont will hold only the assets and liabilities related to DowDuPont’s specialty products business. These transfers and conveyances, which we refer to in this information statement as the “Business Realignment,” will involve:

•

the transfer or conveyance of Historical Dow’s interests in the capital stock of, or any other equity interests in, the entities that are to be subsidiaries of Corteva or New DuPont to Corteva or New DuPont, as applicable; and

•

the transfer or conveyance of Historical DuPont’s interests in the capital stock of, or any other equity interests in, the entities that are to be subsidiaries of Dow or New DuPont to Dow or New DuPont (although certain transfers and conveyances to New DuPont may occur after the Business Realignment but prior to the expected distribution of Corteva), as applicable.

In the case of Dow, as a result of the Internal Reorganization and Business Realignment, at the time of the separation and distribution, Dow NewCo will hold all of the outstanding common stock of TDCC as well as DowDuPont’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics segments, which includes Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business).

For further information, see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement.”

Financial Statement Presentation

This information statement generally describes Dow as if the Internal Reorganization and Business Realignment have already been completed and Dow holds only the materials science business of DowDuPont that it will hold at the time of the distribution. Accordingly, this information statement includes an unaudited pro forma consolidated balance sheet for Dow as well as unaudited pro forma consolidated statements of income for Dow, which present Dow’s financial position and results of operations to give pro forma effect to the Internal Reorganization, the Business Realignment, the distribution, and the other transactions described under “Unaudited Pro Forma Combined Financial Information.” The unaudited pro forma combined financial statements are presented for illustrative purposes only and should not be viewed as an indication of current or future results of operations, financial position or cash flows as if Dow had been a separate, standalone company holding only DowDuPont’s materials science business during the periods presented.

This information statement also includes certain historical consolidated financial information related to and discusses the results of operations, financial condition and business of Historical Dow. For example, the historical financial statements incorporated by reference herein are the financial statements of Historical Dow and reflect Historical Dow’s business as it has been conducted prior to the Internal Reorganization and Business Realignment. These financial statements therefore reflect the business of Historical Dow, which includes those portions of Historical Dow’s business that form part of DowDuPont’s agriculture business and will be transferred to Corteva and those portions of Historical Dow’s business that form part of DowDuPont’s specialty products business and will be transferred to New DuPont. They also do not reflect the portions of Historical DuPont’s business related to DowDuPont’s materials science business that will be transferred to Dow. As such, Historical Dow’s financial information and results are not representative of the financial results that Dow would have achieved as a separate, publicly traded company holding only DowDuPont’s materials science business nor indicative of the results Dow expects for any future period. Information in this information statement that does not reflect Dow as it will be comprised at the time of the separation and distribution is generally identified by reference to “Historical Dow.” For further information, see the sections entitled “Selected Consolidated Financial Data of Historical Dow” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow.”

Dow NewCo is a wholly owned subsidiary of DowDuPont that was formed on August 30, 2018 to serve as a holding company for Dow. Dow NewCo has engaged in no business operations to date and has no assets or liabilities of any kind, other than those incident to its formation.

INFORMATION STATEMENT SUMMARY

Distributing Company

DowDuPont is a holding company comprised of Historical Dow and Historical DuPont. DowDuPont conducts its operations worldwide through the following eight segments: Agriculture; Performance Materials & Coatings; Industrial Intermediates & Infrastructure; Packaging & Specialty Plastics; Electronics & Imaging; Nutrition & Biosciences; Transportation & Advanced Polymers; and Safety & Construction and collectively has approximately 98,000 employees.

In connection with the signing of the merger agreement, Historical Dow and Historical DuPont announced their intention, subject to the approval of the DowDuPont board of directors and any required regulatory approvals, to separate DowDuPont into three independent, publicly traded companies—one for each of the combined company’s agriculture, materials science and specialty products businesses.

The distribution of Dow, which at the time of the distribution will hold DowDuPont’s materials science business, is expected to be the first of the two distributions to effectuate DowDuPont’s plan to separate into three strong, independent, publicly traded companies. Following the distribution of Dow, the remaining company, which will hold DowDuPont’s agriculture and specialty products business, is expected to be renamed [●], which is referred to herein as “New DuPont.” It is expected that New DuPont will then complete, subject to the approval of its board of directors, the distribution of Corteva, which will hold the assets and liabilities associated with DowDuPont’s agriculture business, resulting in New DuPont holding only the specialty products business of DowDuPont. The separation of Corteva is expected to be completed by June 1, 2019 through the distribution to New DuPont stockholders of all of the common stock of Corteva. The DowDuPont board of directors believes that the completion of these separations will result in three independent, publicly traded companies that will lead their respective industries through productive, science-based innovation to meet the needs of customers and help solve global challenges and is the best available opportunity to unlock the value of DowDuPont’s businesses.

Dow Holdings Inc.

Dow will be a leading materials science company, combining science and technology to develop innovative solutions that are essential to human progress. Dow’s ambition is to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Following the separation and distribution, Dow will employ its technology platforms, broad geographic reach and operational scale to deliver differentiated products and solutions through a focused business portfolio primarily aligned with three consumer-driven market verticals: consumer care, infrastructure and packaging.

With over 120 years of history, Dow’s knowledge of customers’ needs—and the eventual consumers’ needs—is at the core of its value proposition. Dow’s products serve as critical inputs used in a variety of high-performance applications, including coatings, home and personal care, durable goods, adhesives and sealants, and food and specialty packaging. These product offerings meet highly specialized customer needs and represent a critical component of customers’ products.

Dow’s products will be manufactured at 114 sites in 32 countries, reaching approximately 23,000 customers around the world. Dow’s global presence will allow it to serve a broad customer base, providing Dow with geographically diversified revenue and earnings streams. In addition, Dow will operate a global commercial and development network that features eight state-of-the-art research and development (“R&D”) centers, covering each of the major geographies, with several additional laboratories and technical service centers around the world positioned to meet the growth and product development needs of customers.

In 2017, on a pro forma basis, Dow employed approximately 39,000 people and delivered pro forma sales of approximately $44.8 billion and pro forma operating EBIT of $5.5 billion. See the sections entitled “Unaudited Pro Forma Combined Financial Information” and “Supplemental Pro Forma Segment Results for Dow” for additional information.

Dow’s portfolio will be comprised of six global business units, organized into three operating segments: Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics.

Performance Materials & Coatings includes industry-leading franchises that deliver a wide array of solutions into consumer and infrastructure end-markets. The segment consists of two global businesses: Coatings & Performance Monomers and Consumer Solutions. These businesses primarily utilize Dow’s acrylics-, cellulosics- and silicone-based technology platforms to serve the needs of the architectural and industrial coatings, home care and personal care end-markets. Both businesses employ materials science capabilities, global reach and unique products and technology to combine chemistry platforms to deliver differentiated offerings to customers.

Industrial Intermediates & Infrastructure consists of two customer-centric global businesses—Industrial Solutions and Polyurethanes & CAV—that develop important intermediate chemicals that are essential to manufacturing processes, as well as downstream, customized materials and formulations that use advanced development technologies. These businesses primarily produce and market ethylene oxide, propylene oxide derivatives, cellulose ethers, redispersible latex powders and acrylic emulsions that are aligned to market segments as diverse as appliances, coatings, infrastructure, oil and gas, and building and construction. The global scale and reach of these businesses, world-class technology and R&D capabilities and materials science expertise enable Dow to be a premier solutions provider offering customers value-add sustainable solutions to enhance comfort, energy efficiency, product effectiveness and durability across a wide range of home comfort and appliances, building and construction, adhesives and lubricant applications, among others.

Packaging & Specialty Plastics is a world leader in plastics and consists of two highly integrated global businesses: Hydrocarbons & Energy and Packaging and Specialty Plastics. The segment employs the industry’s broadest polyolefin product portfolio, supported by Dow’s proprietary catalyst and manufacturing process technologies, to work at the customer’s design table throughout the value chain to deliver more reliable and durable, higher performing, and more sustainable plastics to customers in food and specialty packaging; industrial and consumer packaging; health and hygiene; caps, closures and pipe applications; consumer durables; and infrastructure.

Dow’s Strategy

Dow strives to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world—one that is driven by world-class talent and enabled by leading products and technologies.

Dow pursues this ambition with industry-leading materials science capabilities and competitive cost positions applied to three attractive markets: consumer care, infrastructure and packaging. These sectors have strong consumer-driven demand trends, including: urbanization; growing middle-class populations, particularly in the emerging world; increasing demand for sustainable solutions that support a circular economy and lower energy intensity; and faster value chain interactions that are driving demands for digital business models and sharper data insights.

Dow’s goal is to deliver profitable growth over the long-term by aligning its actions to a core set of strategic priorities:

•

Maintain and improve Dow’s leadership positions in attractive growth markets where Dow’s leading materials science expertise, unparalleled global reach and customer and value chain understanding is recognized and rewarded;

•

Focus on innovation and capitalizing on growth and value-add materials science opportunities between Dow’s technology platforms by leveraging Dow’s leading R&D and process technology capabilities to quickly adapt and innovate for the benefit of Dow’s customers and value chain partners through developing new and next generation products, formulations and novel solutions;

•	Maintain Dow’s foundation of operational excellence, exemplified by Dow’s long-standing hallmark performance in safe, reliable, and sustainable operations;

•

Exercise disciplined resource and capital allocation, focused on maintaining our leadership positions, driving profitable growth and improving return on invested capital. This includes a near-term focus on incremental, less capital intensive and fast payback investments that continue to drive organic growth and enhance Dow’s asset flexibility, reliability, and efficiency, without sacrificing Dow’s ability to evaluate the best long-term growth opportunities;

•

Drive continuous productivity, creating efficiency gains in Dow’s manufacturing and corporate operations in order to enhance Dow’s cost positions, increase throughput and maintain a streamlined corporate infrastructure, in part driven by integrating digitalization across our operations, businesses and work processes;

•	Disciplined portfolio management that continually assesses whether Dow’s portfolio is optimized to fit the company’s strategy and priorities based on return and competitive position criteria;

•

Commitment to sustainability in Dow’s products, operations and supply chains, which includes a continuation of Dow’s global industry leadership in transparency of sustainability reporting and goal setting; and

•	A fully inclusive organization that seeks to enhance Dow’s employee and customer experiences and strengthen Dow’s understanding of the communities it serves.

In summary, Dow expects its strategy to further deepen its position as the industry’s leading materials science company and enhance the vitality of Dow’s customer relationships and the value Dow’s customers’ place on its product solutions—leading to higher returns on invested capital, increasing free cash flow (cash flows from operating activities less capital expenditures) and enhanced stockholder value.

Dow’s Competitive Strengths

Dow’s more than 120 years of history have enabled it to build a variety of competitive strengths that each support its strategic pillars and highlight how Dow is positioned to win with customers and in its core market verticals. These strengths include the following:

•	Best-in-class manufacturing scale, with global reach and value chain knowledge;

•	Leading global market positions in growing, consumer-driven end markets;

•	Market-driven technology and intellectual property that enables Dow’s materials science expertise;

•	Diverse and deep customer relationships with a strong track record of collaboration;

•	A broad geographic footprint that is well-positioned to capture demand growth;

•	World-class safety and reliable operations;

•	Dow’s commitment to advancing sustainability;

•	Dow’s experienced management team with deep industry expertise; and

•	Dow’s inclusive, diverse and aligned business organization.

Detailed information on Dow’s competitive strengths can be found in “The Business—Dow’s Competitive Strengths.”

The Separation and Distribution

The separation and distribution of Dow is the first step in DowDuPont’s intended separation of its agriculture, materials science, and specialty products divisions into three independent, publicly traded companies.

On September 12, 2017, the DowDuPont board of directors announced the composition of the materials science business, Dow, which is expected to be the first business separated from DowDuPont, and will be comprised of DowDuPont’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics (including Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business)) segments.

On [●], the DowDuPont board of directors approved the distribution of all of the then issued and outstanding shares of common stock of Dow NewCo, the newly formed holding company for Dow that at the time of the distribution will hold DowDuPont’s materials science business, to DowDuPont stockholders on the basis of [●] shares of Dow common stock for every [●] shares of DowDuPont common stock held on [●], the record date for the distribution. As a result of the distribution, Dow will become an independent, publicly traded company. The distribution is intended to be generally tax-free to DowDuPont stockholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares.

The distribution is subject to the satisfaction or waiver of certain conditions. The DowDuPont board of directors (and, following the distribution of Dow, with respect to the distribution of Corteva, the New DuPont board of directors) has the discretion to abandon one or both of the intended distributions and to alter the terms of each distribution. See the section entitled “The Distribution—Conditions to the Distribution.” As a result, Dow cannot provide any assurances that either distribution will be completed.

Internal Reorganization

In advance of the distribution, DowDuPont will undertake the Internal Reorganization and Business Realignment so that (1) Dow will hold, directly or indirectly, the entities, assets and liabilities associated with DowDuPont’s materials science business, which includes DowDuPont’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics (including Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business)) segments; (2) Corteva will hold, directly or indirectly, DowDuPont’s agriculture business and (3) New DuPont will hold, directly or indirectly, the specialty products business. See “Merger, Intended Separations, Reorganization and Financial Statements—Internal Reorganization” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement” for further discussion.

Dow’s Relationship with New DuPont and Corteva Following the Distribution

Substantially simultaneously with the distribution, Dow will enter into a separation and distribution agreement with DowDuPont and Corteva, which is referred to in this information statement as the “separation agreement,”

to effect the separation (including the Internal Reorganization and Business Realignment) and provide a framework for Dow’s relationship with New DuPont and Corteva after the separation and distribution. In connection with the separation and distribution, Dow will also enter into various other agreements with New DuPont and Corteva, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain services, manufacturing, supply and real estate-related agreements. These agreements will collectively provide for the terms of the allocation among Dow, New DuPont and Corteva of the assets, liabilities and obligations of DowDuPont and its subsidiaries (including investments, property and employee benefits and tax-related assets and liabilities) attributable to the periods prior to, at and after Dow’s and Corteva’s respective separations, and will govern certain relationships among Dow, New DuPont and Corteva after the separation and distribution. For a discussion of these arrangements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

Regulatory Approvals

Dow must complete the necessary registration under U.S. federal securities laws of the Dow common stock to be issued in the distribution. Dow must also complete the applicable listing requirements of the [●] for such shares.

Other than these requirements, Dow does not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

DowDuPont stockholders will not have any appraisal rights in connection with the distribution.

Risks Associated with Dow’s Business

An investment in Dow is subject to a number of risks. The following list of risk factors related to Dow’s business is not exhaustive. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks, including risks related to the separation and to Dow common stock.

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Conditions in the global economy and global capital markets—Dow operates in a global, competitive environment, which gives rise to operating and market risk exposure that could have a negative impact on Dow’s results of operations.

•	Financial commitments and exposure to credit markets—adverse conditions in economic markets could reduce Dow’s flexibility to respond to changing business conditions or to fund its capital needs.

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Raw materials requirements—Dow relies on the availability of purchased feedstocks and energy, the unavailability of these materials or volatility in their cost, could negatively impact Dow’s operating costs and add volatility to its earnings.

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Changes in industry supply and demand—the ability of Dow to generate earnings varies in part based on the balance of supply relative to demand in Dow’s industries, and changes in capacity and disruptions in supply/demand balances could negatively impact Dow’s results of operations.

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Litigation exposures and costs—in the ordinary course of its business, Dow is a party to a number of claims and lawsuits, including those related to product liability and patent infringement claims, employment matters, governmental tax and regulatory disputes, and contract and commercial litigation, for which Dow could have significant costs and incur significant liabilities.

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Environmental compliance impacts—Dow is subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances pertaining to environmental compliance and the costs of complying with these evolving regulatory requirements could negatively impact Dow’s financial results. In addition, actual or alleged violations of environmental laws or permitting requirements by

Dow could result in restrictions or prohibitions on Dow’s plant operations, substantial civil or criminal sanctions, and/or the assessment of strict liability and/or joint and several liability, which could negatively affect Dow’s financial condition and results of operations.

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Restrictions from health and safety regulations—increasing concerns regarding the safe use of chemicals and plastics in commerce (including concerns about environmental impact) have resulted and may result in new restrictive regulations, which may have a negative impact on Dow’s purchasing habits, regulatory compliance, product development and launches and potential litigation, all of which may impact Dow’s results of operations.

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Significant operational disruption—as a diversified chemical manufacturing company, Dow’s operations may be disrupted by issues in the transportation of products, cyber attacks, or severe weather events or natural phenomena, among other things, which events could significantly impact Dow’s production and operations and have a negative impact on its results of operations.

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Uncertainty in strategic implementation—the implementation of Dow’s strategy and development projects may be affected by a number of factors, including Dow’s operation in diverse markets and emerging geographies and the need to develop relationships with new customer and suppliers, and Dow’s financial condition, cash flows and results of operations may be adversely affected by its failure to successfully implement its strategy.

•	Impairments of goodwill—if Dow determines that it must write-off a significant portion of its goodwill, Dow’s results of operations could be negatively impacted.

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Changes in pension liabilities and obligations—increases in Dow’s obligations or funding requirements under its defined benefit pension plans and other postretirement benefit plans could negatively impact Dow’s cash flows and financial condition.

In addition, the financial information for Historical Dow that is incorporated by reference herein from the pertinent pages of Historical Dow’s financial statements, and the notes thereto, that are filed as Exhibits 99.2 and 99.3 to the Form 10 reflect the business of Historical Dow and not Dow’s business as it will be constituted following the separation and distribution, including after giving effect to the Internal Reorganization and Business Realignment. As a result, these historical financial statements may not be a reliable indicator of Dow’s financial condition or results of operations.

Corporate Information

Dow’s principal executive offices are located at 2211 H.H. Dow Way, Midland, Michigan 48674. Dow’s telephone number is (989) 636-1000.

SUMMARY OF THE SEPARATION AND DISTRIBUTION

The following is a summary of the material terms of the separation, distribution and other related transactions.

Distributing company	DowDuPont Inc.

Distributed company	Dow Holdings Inc., a Delaware corporation and a wholly owned subsidiary of DowDuPont that will be the holding company for DowDuPont’s materials science business. Following the distribution, Dow NewCo will be an independent, publicly traded company.

Distribution ratio	Each DowDuPont stockholder will receive [●] shares of Dow common stock for every [●] shares of DowDuPont common stock held on [●], the record date for the distribution. DowDuPont stockholders may also receive cash in lieu of any fractional shares, as described below.

Distributed securities	In the distribution, DowDuPont will distribute to DowDuPont stockholders all of the then issued and outstanding shares of Dow common stock. Following the separation and distribution, Dow will be a separate company, and the remaining company, which is referred to herein as New DuPont, will not retain any ownership in Dow.

The actual number of shares of Dow common stock that will be distributed will depend on the number of shares of DowDuPont common stock outstanding on the record date.

Immediately following the distribution, DowDuPont stockholders will own shares in both Dow and New DuPont.

Fractional shares	DowDuPont will not distribute any fractional shares of Dow common stock. Instead, if you are a registered holder, [●], the distribution agent, will aggregate all fractional shares that would have otherwise been issued in the distribution into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of all DowDuPont stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to those stockholders (net of any required withholding for taxes applicable to each stockholder) who otherwise would have been entitled to receive a fractional share in the distribution. DowDuPont stockholders who receive cash in lieu of fractional shares will not be entitled to any interest on amounts paid in lieu of fractional shares. Any cash received in lieu of fractional shares generally will be taxable to DowDuPont stockholders as described in the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.”

Record date	The record date for the distribution is the close of business on [●].

Distribution date	The anticipated distribution date is [●].

Distribution	On the distribution date, DowDuPont will issue shares of Dow common stock to all DowDuPont stockholders as of the record date based on the distribution ratio. The shares of Dow common stock will be issued electronically in direct registration or book-entry form and no certificates will be issued.

Commencing on or shortly following the distribution date, the distribution agent will mail to stockholders who hold their shares directly with DowDuPont (registered holders) a direct registration account statement that reflects the shares of Dow common stock that have been registered in their name.

For shares of DowDuPont stock that are held through a bank, the bank will credit the stockholder’s account with the Dow common stock they are entitled to receive in the distribution.

DowDuPont stockholders will not be required to make any payment, to surrender or exchange their shares of DowDuPont common stock or to take any other action to receive their shares of Dow common stock in the distribution.

If you are a DowDuPont stockholder on the record date and decide to sell your shares on or before the distribution date, you may choose to sell your DowDuPont common stock with or without your entitlement to receive Dow common stock in the distribution. Beginning on or shortly before the record date and continuing through the last trading day prior to the distribution, it is expected that there will be two markets in DowDuPont common stock: a “regular-way” market and an “ex-distribution” market. Shares of DowDuPont common stock that are traded in the “regular-way” market will trade with the entitlement to receive the Dow common stock that is distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without the entitlement to receive the shares of Dow common stock distributed pursuant to the distribution. Consequently, if you sell your shares of DowDuPont common stock in the “regular-way” market on or prior to the last trading day prior to the distribution date, you will also be selling your right to receive Dow common stock in the distribution.

Conditions to the distribution	The distribution is subject to the satisfaction of the following conditions, among other conditions described in this information statement:

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The SEC having declared effective the Form 10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no stop order relating to the Form 10 being in effect, no proceedings seeking such a stop order being pending before or threatened by the SEC and this information statement having been distributed to DowDuPont stockholders;

•	the listing of the Dow common stock on the [●] having been approved, subject to official notice of issuance;

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the DowDuPont board of directors having received an opinion from [●], to the effect that, following the distribution, Dow and DowDuPont will each be solvent and adequately capitalized, and that DowDuPont has adequate surplus under Delaware law to declare the dividend of Dow common stock;

•	the Internal Reorganization and Business Realignment as they relate to Dow having been effectuated prior to the distribution date;

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the DowDuPont board of directors having declared the dividend of Dow common stock to effect the distribution and having approved the distribution and all related transactions, which approval may be given or withheld in the board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);

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DowDuPont having elected the individuals to be members of the Dow board of directors following the distribution, and certain directors as set forth in the separation agreement having resigned from the DowDuPont board of directors;

•	each of Dow, DowDuPont and Corteva and each of their applicable subsidiaries having entered into all ancillary agreements to which it and/or any such subsidiary is contemplated to be a party;

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no events or developments having occurred or existing that make it inadvisable to effect the distribution or that would result in the distribution and related transactions not being in the best interest of DowDuPont or its stockholders;

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no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions, including the transfers of assets and liabilities contemplated by the separation agreement, shall be pending, threatened, issued or in effect;

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the receipt (i) by DowDuPont of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance satisfactory to DowDuPont (in its sole discretion) (the “DowDuPont Tax Opinion”) and (ii) by Dow of an opinion of each of Weil, Gotshal & Manges LLP and Ernst & Young LLP, in form and substance satisfactory to Dow (in its sole discretion) (the “Dow Tax Opinions” and, together with the DowDuPont Tax Opinion, the “Tax Opinions”), each substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes; and

•	the Internal Revenue Service (“IRS”) not having revoked the IRS Ruling (as described in the section entitled “Risk Factors—Risks Related to the Separation”).

The fulfillment of these conditions does not create any obligation on DowDuPont’s part to effect the distribution, and the DowDuPont board of directors has the ability, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date.

Stock exchange listing	Dow intends to file an application to list the shares of Dow common stock on the [●] under the symbol “[●].”

Dow anticipates that on or shortly before the record date, trading in shares of Dow common stock will begin on a “when-issued” basis and that this “when-issued” trading market will continue through the last trading day prior to the distribution date. See the section entitled “The Distribution—Trading Between the Record Date and Distribution Date.”

Transfer agent	[●]

Dow’s indebtedness	Dow expects to retain Historical Dow’s long-term indebtedness. For additional information relating to Dow’s anticipated indebtedness following the separation and distribution, see the section entitled “Description of Material Indebtedness.”

Risks relating to Dow, ownership of Dow common stock and the distribution	Dow’s business is subject to both general and specific risks, including risks relating to Dow’s business, Dow’s relationship with New DuPont and Corteva following the separation and distribution and to Dow being a separate, publicly traded company. You should read carefully the section entitled “Risk Factors.”

Tax considerations	Assuming the distribution, together with certain related transactions, qualifies as a tax-free transaction for U.S. federal income tax purposes under Section 368(a)(1)(D) and Section 355 of the Code, no gain or loss will be recognized by DowDuPont stockholders, and no amount will be included in the income of a DowDuPont stockholder, upon the receipt of shares of Dow common stock pursuant to the distribution. However, any cash payments made in lieu of fractional shares will generally be taxable to the stockholder. For a more detailed description, see the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.”

Certain agreements with DowDuPont and Corteva

Substantially simultaneously with the distribution, Dow will enter into the separation agreement with DowDuPont and Corteva to effect the separation and distribution and provide a framework for Dow’s relationship with New DuPont and Corteva after the separation and distribution, Dow also intends to enter into various other agreements with DowDuPont and Corteva, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain services, manufacturing, supply and real-estate agreements. These agreements will provide, among other things, for the allocation among Dow, New DuPont and Corteva of the assets, liabilities and obligations of DowDuPont (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Dow’s and Corteva’s respective separations from DowDuPont and will govern certain relationships among Dow, New DuPont and Corteva. For a discussion of these arrangements, see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Dow and why is DowDuPont separating its materials science business and distributing Dow common stock?	Prior to the completion of the Merger on August 31, 2017, Historical Dow was a standalone, publicly traded company, operating a global business that included agricultural sciences, consumer solutions, infrastructure solutions, performance materials and chemicals, and performance plastics segments. As a result of the Merger, Historical Dow became a subsidiary of DowDuPont. In connection with their entry into the merger agreement, Historical Dow and Historical DuPont announced their intention to pursue the separation of DowDuPont into three independent, publicly traded companies—one for each of the combined company’s agriculture, materials science and specialty products businesses, subject to the approval of the DowDuPont board of directors and any required regulatory approvals.

The separation and distribution of DowDuPont’s materials science business, Dow, is the first step in this process. In connection with the separation of DowDuPont’s materials science business, DowDuPont will undertake the Internal Reorganization and Business Realignment, such that, at the time of the distribution, Dow will hold, directly or indirectly, only DowDuPont’s materials science business. Dow NewCo is a newly formed holding company for Dow and the separation will be effected by way of a pro rata dividend of Dow common stock to DowDuPont stockholders. Following the separation and distribution, Dow will be a separate company, and the remaining company, New DuPont, will not retain any ownership interest in Dow.

Following the separation and distribution of Dow, it is expected that the separation of DowDuPont’s agriculture business will be completed through the pro rata distribution to stockholders of the remaining company, New DuPont, of all of the then issued and outstanding shares of common stock of Corteva. The separations of Dow and Corteva from DowDuPont and the distributions of Dow common stock and Corteva common stock are each intended to provide DowDuPont stockholders with equity investments in separate companies that will be able to focus their respective businesses, with Dow being a leading, pure-play materials science company. DowDuPont and Dow expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Distribution—Background of the Distribution” and “The Distribution—Reasons for the Separation and Distribution.”

Why am I receiving this document?

Dow is delivering this document to you because you are a DowDuPont stockholder as of the close of business on [●], the record date for the distribution. As a DowDuPont stockholder as of the record date, you are entitled to receive [●] shares of Dow common stock for every [●] shares of DowDuPont common stock that you hold at the close of business on such date. This document will help you understand how the separation and distribution will affect your investment in DowDuPont and your investment in Dow after the separation and distribution.

What are the reasons for the separation?	The DowDuPont board of directors believes that the separation of DowDuPont into three independent, publicly traded companies through the separation of DowDuPont’s agriculture, materials science, and specialty products businesses is in the best interests of DowDuPont and its stockholders and is the best available opportunity to unlock the value of DowDuPont’s business.

The DowDuPont board of directors, in consultation with its advisory committees (as described in the section entitled “The Distribution—Background of the Distribution”), considered a wide variety of factors in evaluating the planned separations and distributions and in deciding to proceed with the distribution of Dow, including the risk that one or more of the distributions is abandoned and not completed. Among other things, the DowDuPont board of directors and its advisory committees considered the following potential benefits of the separations and distributions:

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Attractive Investment Profile. The creation of separate companies with strong, focused businesses and each with a distinct financial profile and clear investment thesis is expected to drive significant long-term value for all stockholders and also to reduce the complexities surrounding investor understanding, enabling investors to invest in each company separately based on its distinct characteristics.

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Enhanced Means to Evaluate Financial Performance. Investors should be better able to evaluate the business condition, strategy and financial performance of each company within the context of its particular industry and markets. It is expected that, over time following the completion of the separations, the aggregate market value of Dow, Corteva and New DuPont will be higher, on a fully distributed basis and assuming the same market conditions, than if DowDuPont were to remain under its current configuration.

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Distinct Position. The separations are expected to create three independent companies with tailored growth strategies and differentiated technologies, resulting in: Dow, a leading global materials science company that will be a low-cost, innovation-driven leader; Corteva, a leading global agricultural company with the most comprehensive and diverse portfolio in the industry; and New DuPont, a leading global specialty products company that will be a technology driven innovation leader. Each company will provide investors with a distinct investment option that may be more attractive to current investors and will allow the company to attract different investors than the current investment option available to DowDuPont stockholders of one combined company.

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Focused Capital Allocation. Each independent, publicly traded company will have a capital structure that is expected to be best suited to its specific needs and will be able to make capital allocation decisions that better align with its streamlined business. In addition, after the separation, the respective businesses within each company will no longer need to compete internally for capital and other corporate resources with businesses allocated to another company.

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Ability to Adapt to Industry Changes. Each company is expected to be able to maintain a sharper focus on its core business and growth opportunities, which will allow each company to respond better and more quickly to developments in its industry.

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Dedicated Management Team with Enhanced Strategic Focus. Each company’s management team will be able to design and implement corporate policies and strategies that are tailored to such company’s specific business characteristics and to focus on maximizing the value of its business.

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Improved Management Incentive Tools. The separation will permit the creation of equity securities, including options and restricted stock units, for each publicly traded company with values more closely linked to the performance of such company’s business than would be readily available under the current configuration of businesses within DowDuPont as a single public company. The DowDuPont board of directors believes such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each publicly traded company to attract, retain and motivate qualified personnel.

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Direct Access to Capital Markets and Ability to Pursue Strategic Opportunities. Each company’s business will have direct access to the capital markets, and is expected to be better situated to pursue future acquisitions, joint ventures and other strategic opportunities as well as internal expansion that is more closely aligned with such company’s strategic goals and expected growth opportunities.

The DowDuPont board of directors also considered a number of potentially negative factors, including the loss of synergies and joint purchasing power from ceasing to operate as part of a larger, more diversified company, risks relating to the creation of a new public company, such as increased costs from operating as a separate public company, potential disruptions to the businesses and loss or dilution of brand identities, possible increased administrative costs and one-time separation costs, restrictions on each company’s ability to pursue certain opportunities that may have otherwise been available in order to preserve the tax-free nature of the distributions and related transactions for U.S. federal income tax purposes, the fact that each company will be less diversified than the current configuration of

DowDuPont’s businesses prior to the separations and distributions, and the potential inability to realize the anticipated benefits of the separations.

The DowDuPont board of directors concluded that the potential benefits of pursuing each separation and each distribution outweighed the potentially negative factors in connection therewith. For more information, see the sections entitled “The Distribution—Reasons for the Separation and Distribution” and “Risk Factors.”

The DowDuPont board of directors also considered these potential benefits and potentially negative factors in light of the risk that one or more of the distributions is abandoned or otherwise not completed, resulting in DowDuPont separating into fewer than the intended three separate publicly traded companies. The DowDuPont board of directors believes that the potential benefits to DowDuPont stockholders discussed above apply to the separation of each of the intended three businesses and that the creation of each independent company, with its distinctive business and capital structure and ability to focus on its specific growth plan, will provide DowDuPont stockholders with greater long-term value than retaining one investment in the combined company.

Why is the separation of Dow structured as a distribution?	DowDuPont currently believes the separation by way of distribution is the most efficient way to separate its materials science business from DowDuPont for various reasons, including that a separation will (i) offer a high degree of certainty of completion in a timely manner, lessening disruption to current business operations; (ii) provide a high degree of assurance that decisions regarding Dow’s capital structure will align with its business objectives and provide the continued financial flexibility and financial stability to support its long-term growth and generate stockholder returns; and (iii) generally be a tax-free distribution of shares of Dow common stock to DowDuPont stockholders for U.S. federal income tax purposes (except for any cash received in lieu of fractional shares). DowDuPont believes that a tax-free separation will enhance the value of both DowDuPont and Dow. See the section entitled “The Distribution—Reasons for the Separation and Distribution.”

What do I have to do to participate in the distribution?	You are not required to take any action to receive your shares of Dow common stock, although you are urged to read this entire document carefully. No approval of the distribution by DowDuPont stockholders is required and DowDuPont is not seeking your approval. Therefore, Dow is not asking for a proxy to vote on the separation or the distribution, and Dow requests that you do not send Dow a proxy. You will not be required to pay anything for the shares of Dow common stock you will receive in the distribution nor will you be required to surrender or exchange any shares of DowDuPont common stock to participate in the distribution.

What is the record date for the distribution?	DowDuPont will determine record ownership as of the close of business on [●], which Dow refers to as the “record date.”

What will I receive in the distribution?	If you are a DowDuPont stockholder as of the record date, you will receive [●] shares of Dow common stock for every [●] shares of DowDuPont common stock you held on the record date, as well as a cash payment in lieu of any fractional shares (as discussed below). You will receive only whole shares of Dow common stock in the distribution. For a more detailed description, see the section entitled “The Distribution.”

How will fractional shares be treated in the distribution?	No fractional shares of Dow common stock will be distributed. Consequently, you will not receive any fractional shares of Dow common stock and instead will receive a cash payment for any fractional shares you would otherwise have been entitled to receive in the distribution.

DowDuPont has engaged [●] as its distribution agent. The distribution agent will aggregate all fractional shares that would have otherwise been issued in the distribution into whole shares and will sell the whole shares in the open market at prevailing market prices on behalf of all DowDuPont stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to those stockholders (net of any required withholding for taxes applicable to such stockholder). You will not be entitled to any interest on the amount of payment made to you in lieu of fractional shares.

Will the number of DowDuPont shares I own change as a result of the distribution?	No, the number of shares you own will not change as a result of the distribution. Immediately following the distribution, you will hold the same number of shares of DowDuPont, which will now be New DuPont, that you held immediately prior to the distribution. Your proportionate interest will also not change, so you will own the same proportionate amount of New DuPont immediately following the separation and distribution that you owned of DowDuPont immediately prior to the separation and distribution.

How many shares of Dow common stock will be distributed?	The actual number of shares of Dow common stock that will be distributed will depend on the number of shares of DowDuPont common stock outstanding on the record date. The shares of Dow common stock that are distributed will constitute all of the then issued and outstanding shares of Dow common stock immediately prior to the distribution and DowDuPont will not retain any ownership interest in Dow following the distribution. For more information on the shares being distributed, see the section entitled “Description of Dow’s Capital Stock.”

When will the distribution occur?	It is expected that the distribution will be effected prior to the opening of trading on the [●] on [●], which Dow refers to as the “distribution date,” subject to the satisfaction or waiver of certain conditions. On or shortly after the distribution date, the whole shares of Dow common stock will be credited in book-entry accounts for each stockholder entitled to receive shares of Dow common stock in the distribution. No share certificates will be issued with respect to the shares distributed in the distribution. Dow expects DowDuPont’s distribution agent to take approximately two weeks after the distribution date to fully distribute to stockholders any cash they are entitled to receive in lieu of fractional shares. See “—How will I receive my shares of Dow common stock?” for more information.

If I sell my shares of DowDuPont common stock on or before the distribution date, will I still be entitled to receive shares of Dow common stock in the distribution?	If you are a DowDuPont stockholder on the record date and decide to sell your shares before the distribution date, you may choose to sell your DowDuPont common stock with or without your entitlement to receive Dow common stock in the distribution. Beginning on or shortly before the record date and continuing through the distribution, it is expected that there will be two markets in DowDuPont common stock: a “regular-way” market and an “ex-distribution” market. Shares of DowDuPont common stock that are traded in the “regular-way” market will trade with the entitlement to receive the Dow common stock that is distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without the entitlement to receive the shares of Dow common stock distributed pursuant to the distribution. Consequently, if you sell your shares of DowDuPont common stock in the “regular-way” market on or prior to the last trading day prior to the distribution date, you are also selling your right to receive Dow common stock in the distribution.

You should discuss these alternatives with your bank, broker or other nominee. See the section entitled “The Distribution—Trading Between the Record Date and Distribution Date.”

How will I receive my shares of Dow common stock?	Registered stockholders: If you are a registered stockholder (meaning you own your shares of DowDuPont common stock directly through an account with DowDuPont’s transfer agent, Computershare), the distribution agent will credit the whole shares of Dow common stock you receive in the distribution to a book-entry account with Dow’s transfer agent on or shortly after the distribution date. Approximately two weeks after the distribution date, the distribution agent will mail you a book-entry account statement that reflects the number of whole shares of Dow common stock you own, along with a check for any cash in lieu of fractional shares you were entitled to receive.

Beneficial stockholders: If you own your shares of DowDuPont common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of Dow common stock you receive in the distribution on or shortly after the distribution date. Your bank, broker or other nominee will also be responsible for transmitting to you any cash payment you are entitled to receive in lieu of fractional shares. Please contact your bank, broker or other nominee for further information about your account and the payment of any cash you are entitled to receive in lieu of fractional shares.

The shares of Dow common stock will not be certificated. As a result, no physical stock certificates will be issued to any stockholders. See “The Distribution—When and How You Will Receive the Distribution” for a more detailed explanation.

What are the conditions to the distribution?	The distribution is subject to a number of conditions, including, among others:

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The SEC having declared effective the Form 10 under the Exchange Act, no stop order relating to the Form 10 being in effect, no proceedings seeking such stop order is pending before or threatened by the SEC and this information statement having been distributed to DowDuPont stockholders;

•	the listing of Dow common stock on the [●] having been approved, subject to official notice of issuance;

•

the DowDuPont board of directors having received an opinion from [●] to the effect that, following the distribution, Dow and DowDuPont will each be solvent and adequately capitalized, and that DowDuPont has adequate surplus under Delaware law to declare the dividend of Dow common stock;

•	the Internal Reorganization and Business Realignment as they relate to Dow having been effectuated prior to the distribution date;

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the DowDuPont board of directors having declared the dividend of Dow common stock to effect the distribution and having approved the distribution and all related transactions, which approval may be given or withheld in the board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);

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DowDuPont having elected the individuals to be the members of the Dow board of directors following the distribution, and certain directors as set forth in the separation agreement having resigned from the DowDuPont board of directors;

•	each of Dow, DowDuPont and Corteva and each of their applicable subsidiaries having entered into all ancillary agreements to which it and/or any such subsidiary is contemplated to be a party;

•

no events or developments having occurred or existing that make it inadvisable to effect the distribution or that would result in the distribution and related transactions not being in the best interest of DowDuPont or its stockholders;

•

no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions, including the transfers of assets and liabilities contemplated by the separation agreement, shall be pending, threatened, issued or in effect;

•	the receipt by DowDuPont of the DowDuPont Tax Opinion and by Dow of the Dow Tax Opinions; and

•	the IRS not having revoked the IRS Ruling (as described in the section entitled “Risk Factors—Risks Related to the Separation”).

Can DowDuPont decide to cancel the distribution even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction of certain conditions. See the section entitled “The Distribution—Conditions to the Distribution.” Even if all such conditions are met, DowDuPont has the ability, in its sole discretion, not to complete the distribution if, at any time prior to the distribution, the DowDuPont board of directors determines, in its sole discretion, that the distribution is not in the best interests of DowDuPont or its stockholders, that a sale or other alternative is in the best interests of DowDuPont or its stockholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate the materials science business from DowDuPont.

What are the U.S. federal income tax consequences of the distribution to me?	The distribution is conditioned on the continued validity of the IRS Ruling, which DowDuPont has received from the IRS, and the receipt of the Tax Opinions, in form and substance acceptable to DowDuPont and Dow, as applicable, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. Assuming the distribution so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Dow common stock pursuant to the distribution. However, any cash payments made instead of fractional shares will generally be taxable to you. For a more detailed description, see the section entitled “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

How will the distribution affect my tax basis in my shares of DowDuPont common stock?	Assuming that the distribution is tax-free to DowDuPont stockholders (except for taxes related to any cash received in lieu of fractional shares), your tax basis in the DowDuPont common stock held by you immediately prior to the distribution will be allocated between your shares of DowDuPont common stock (which now reflect ownership of New DuPont) and the Dow common stock that you receive in the distribution in proportion to the relative fair market values of each immediately following the distribution. For a more detailed description, see the section entitled “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

Will my shares of DowDuPont common stock continue to trade following the distribution?	Your DowDuPont common stock, which will now represent ownership of New DuPont, will continue to trade on the NYSE.

How will the distributions of Dow and Corteva affect the operations of DowDuPont?	Following the distribution, the remaining company, New DuPont, will continue to hold both DowDuPont’s agriculture and specialty products business. Following the subsequent distribution of Corteva, New DuPont will then continue to operate the specialty products business of DowDuPont.

How will Dow common stock trade?	Dow common stock will trade on the [●] under the symbol “[●].”

Dow anticipates that trading in Dow common stock will begin on a “when-issued” basis shortly before the record date for the distribution and will continue through the last trading day prior to date prior to the distribution date. When-issued trading in the context of a separation refers to a sale or purchase made conditionally on or before the distribution date because the securities of the separated entity have not yet been distributed. When-issued trades generally settle within two weeks after the distribution date. On the distribution date any when-issued trading of Dow common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. See the section entitled “The Distribution—Trading Between the Record Date and Distribution Date.” Dow cannot predict the trading prices for its common stock before, on or after the distribution date.

What indebtedness will Dow have following the separation?	At the time of the separation, Dow expects to have approximately $[●] billion of indebtedness. See the sections entitled “Description of Material Indebtedness” and “Unaudited Pro Forma Combined Financial Information” for more information.

Will the separation affect the trading price of my DowDuPont common stock?	Dow expects the trading price of shares of New DuPont common stock immediately following the distribution to be lower than the trading price of DowDuPont common stock immediately prior to the distribution because the trading price will no longer reflect the value of the materials science business. Furthermore, until the market has fully analyzed the value of New DuPont without Dow and the value of Dow as a standalone company, the trading price of shares of both companies may fluctuate. There can be no assurance that, following the distribution, the combined trading prices of the common stock of Dow and New DuPont will equal or exceed what the trading price of DowDuPont common stock would have been in the absence of the separation, and it is possible that the combined equity value of New DuPont and Dow will be less than DowDuPont’s equity value prior to the distribution.

In addition, assuming New DuPont completes the distribution of Corteva, there can be no assurance that, following such distribution,

the combined trading prices of the Dow common stock and the common stock of Corteva and New DuPont will equal or exceed what the trading price of DowDuPont common stock would have been in the absence of DowDuPont’s pursuit of the separations, and it is possible the aggregate equity value of the three independent companies will be less than DowDuPont’s equity value prior to the distribution.

Are there risks associated with owning shares of Dow common stock?	Yes. Dow’s business is subject to both general and specific risks, including risks relating to Dow’s business, Dow’s relationship with New DuPont and Corteva following the separation and distribution and of Dow being a separate, publicly traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors.”

Does Dow intend to pay cash dividends?	Dow expects that it will pay a quarterly dividend following the distribution. The declaration, payment and amount of any dividends following the distribution will be subject to the sole discretion of Dow’s post-distribution, independent board of directors and, in the context of Dow’s financial policy, will depend upon many factors, including Dow’s financial condition and prospects, Dow’s capital requirements and access to capital markets, covenants associated with certain of Dow’s debt obligations, legal requirements and other factors that the Dow board of directors may deem relevant, and there can be no assurances that Dow will continue to pay a dividend in the future. There can also be no assurance that, after the distribution, the combined annual dividends on the common stock of Dow, New DuPont and Corteva, if any, will be equal to the annual dividends on DowDuPont common stock prior to the distribution.

What will Dow’s relationship be with New DuPont and Corteva following the separation and distribution?	Dow will enter into the separation agreement with DowDuPont and Corteva to effect the separation (including the Internal Reorganization and Business Realignment) and distribution of Dow and Corteva. Dow will also enter into certain other agreements with DowDuPont and Corteva, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain services, manufacturing, supply and real estate-related agreements. These agreements will collectively provide for the terms of the allocation among Dow, New DuPont and Corteva of the assets, liabilities and obligations of DowDuPont and its subsidiaries (including its investments, property and employee benefits and tax-related assets and liabilities) and will govern the relationship among Dow, New DuPont and Corteva subsequent to the completion of the separations and distributions. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

Do I have appraisal rights in connection with the separation and distribution?	DowDuPont stockholders are not entitled to appraisal rights in connection with the separation and distribution.

Who is the transfer agent and registrar for Dow common stock?	Following the separation and distribution, [●] will serve as transfer agent and registrar for Dow common stock.

Computershare currently serves as DowDuPont’s transfer agent and registrar. In addition, [●] will serve as the distribution agent in the distribution and will assist DowDuPont in the distribution of Dow common stock to DowDuPont stockholders.

Where can I get more information?	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

[●]

After the separation and distribution, if you have any questions relating to Dow, you should contact Dow at:

Investor Relations

1-800-422-8193 or 1-989-636-1463

After the separation and distribution, if you have any questions relating to New DuPont, you should contact New DuPont at:

Investor Relations

1-302-774-4994 (for Institutional Holders)

1-302-774-3034 (for Individual Holders)

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating Dow and the Dow common stock. The risk factors generally have been separated into three groups: risks related to Dow’s business, risks related to the separation and risks related to Dow common stock.

Any of the following risks, as well as additional risks and uncertainties not currently known to Dow or that Dow currently deems immaterial, could materially and adversely affect Dow’s business, results of operations or financial condition. Dow’s operations could be affected by various risks, many of which are beyond Dow’s control. Based on current information, Dow believes that the following identifies the most significant risk factors that could affect its business, results of operations or financial condition. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. See the “Cautionary Statement Concerning Forward-Looking Statements” for more details.

Risks Related to Dow’s Business

The factors described below represent Dow’s principal business risks.

Global Economic Considerations: Dow operates in a global, competitive environment which gives rise to operating and market risk exposure.

Dow sells its broad range of products and services in a competitive, global environment, and competes worldwide for sales on the basis of product quality, price, technology and customer service. Increased levels of competition could result in lower prices or lower sales volume, which could have a negative impact on Dow’s results of operations. Sales of Dow’s products are also subject to extensive federal, state, local and foreign laws and regulations, trade agreements, import and export controls and duties and tariffs. The imposition of additional regulations, controls and duties and tariffs or changes to bilateral and regional trade agreements could result in lower sales volume, which could negatively impact Dow’s results of operations.

Economic conditions around the world, and in certain industries in which Dow does business, also impact sales price and volume. As a result, market uncertainty or an economic downturn in the geographic regions or industries in which Dow sells its products could reduce demand for these products and result in decreased sales volume, which could have a negative impact on Dow’s results of operations.

In addition, volatility and disruption of financial markets could limit customers’ ability to obtain adequate financing to maintain operations, which could result in a decrease in sales volume and have a negative impact on Dow’s results of operations. Dow’s global business operations also give rise to market risk exposure related to changes in foreign exchange rates, interest rates, commodity prices and other market factors such as equity prices. To manage such risks, Dow enters into hedging transactions pursuant to established guidelines and policies. If Dow fails to effectively manage such risks, it could have a negative impact on Dow’s results of operations.

Financial Commitments and Credit Markets: Market conditions could reduce Dow’s flexibility to respond to changing business conditions or fund capital needs.

Adverse economic conditions could reduce Dow’s flexibility to respond to changing business and economic conditions or to fund capital expenditures or working capital needs. The economic environment could result in a contraction in the availability of credit in the marketplace and reduce sources of liquidity for Dow. This could result in higher borrowing costs.

Raw Materials: Availability of purchased feedstocks and energy, and the volatility of these costs, impact Dow’s operating costs and add variability to earnings.

Purchased feedstock and energy costs account for a substantial portion of Dow’s total production costs and operating expenses. Dow purchases hydrocarbon raw materials including ethane, propane, butane, naphtha and condensate as feedstocks and also purchases certain monomers, primarily ethylene and propylene, to supplement internal production, as well as other raw materials. Dow also purchases natural gas, primarily to generate electricity, and purchases electric power to supplement internal generation.

Feedstock and energy costs generally follow price trends in crude oil and natural gas, which are sometimes volatile. While Dow uses its feedstock flexibility and financial and physical hedging programs to help mitigate feedstock cost increases, Dow is not always able to immediately raise selling prices. Ultimately, the ability to pass on underlying cost increases is dependent on market conditions. Conversely, when feedstock and energy costs decline, selling prices generally decline as well. As a result, volatility in these costs could impact Dow’s results of operations.

Dow has a number of investments on the U.S. Gulf Coast to take advantage of increasing supplies of low-cost natural gas and natural gas liquids (“NGLs”) derived from shale gas including: the restart of the St. Charles Operations (SCO-2) ethylene production facility in December 2012; construction of a new on-purpose propylene production facility, which commenced operations in December 2015; completion of a major maintenance turnaround in December 2016 at an ethylene production facility in Plaquemine, Louisiana, which included expanding the facility’s ethylene production capacity and modifications to enable full ethane cracking flexibility; and, construction of a new world-scale ethylene production facility in Freeport, Texas, which commenced operations in the third quarter of 2017, and a capacity expansion project which will bring the facility’s total ethylene capacity to 2,000 kilotonnes per annum (“KTA”) by 2020. As a result of these investments, Dow’s exposure to purchased ethylene and propylene is expected to decline, offset by increased exposure to ethane- and propane-based feedstocks.

While Dow expects abundant and cost-advantaged supplies of NGLs in the United States to persist for the foreseeable future, if NGLs were to become significantly less advantaged than crude oil-based feedstocks, it could have a negative impact on Dow’s results of operations and future investments. Also, if Dow’s key suppliers of feedstocks and energy are unable to provide the raw materials required for production, it could have a negative impact on Dow’s results of operations.

Supply/Demand Balance: Earnings generated by Dow’s products vary based in part on the balance of supply relative to demand within the industry.

The balance of supply relative to demand within the industry may be significantly impacted by the addition of new capacity, especially for basic commodities where capacity is generally added in large increments as world-scale facilities are built. This may disrupt industry balances and result in downward pressure on prices due to the increase in supply, which could negatively impact Dow’s results of operations.

Litigation: Dow is party to a number of claims and lawsuits arising out of the normal course of business with respect to product liability, patent infringement, employment matters, governmental tax and regulation disputes, contract and commercial litigation, and other actions.

Certain of the claims and lawsuits facing Dow purport to be class actions and seek damages in very large amounts. All such claims are contested. With the exception of the possible effect of the asbestos-related liability of Union Carbide Corporation (“Union Carbide”) and Chapter 11 related matters of Dow Silicones Corporation (“Dow Silicones”) as described below, it is the opinion of Dow’s management that the possibility is remote that the aggregate of all such claims and lawsuits will have a material adverse impact on Dow’s consolidated financial statements.

Union Carbide is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past four decades. At June 30, 2018, Union Carbide’s total asbestos-related liability, including defense and processing costs, was $1,310 million ($1,369 million at December 31, 2017 and $1,490 million at December 31, 2016).

In 1995, Dow Silicones, a former 50:50 joint venture, voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in order to resolve breast implant liabilities and related matters (the “Chapter 11 Proceeding”). Dow Silicones emerged from the Chapter 11 Proceeding on June 1, 2004, and is implementing the Joint Plan of Reorganization (the “Plan”). The Plan provides funding for the resolution of breast implant and other product liability litigation covered by the Chapter 11 Proceeding and provides a process for the satisfaction of commercial creditor claims in the Chapter 11 Proceeding. Dow Silicones’ liability for breast implant and other product liability claims was $263 million at June 30, 2018 ($263 million at December 31, 2017 and 2016) and the liability related to commercial creditor claims was $80 million at June 30, 2018 ($78 million at December 31, 2017 and $108 million at December 31, 2016).

Environmental Compliance: The costs of complying with evolving regulatory requirements could negatively impact Dow’s financial results. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as the assessment of strict liability and/or joint and several liability.

Dow is subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment, greenhouse gas emissions, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In addition Dow may have costs related to environmental remediation and restoration obligations associated with past and current sites as well as related to Dow’s past or current waste disposal practices or other hazardous materials handling. Although management will estimate and accrue liabilities for these obligations, it is reasonably possible that Dow’s ultimate cost with respect to these matters could be significantly higher, which could negatively impact Dow’s financial condition and results of operations. Costs and capital expenditures relating to environmental, health or safety matters are subject to evolving regulatory requirements and depend on the timing of the promulgation and enforcement of specific standards which impose the requirements. Moreover, changes in environmental regulations could inhibit or interrupt Dow’s operations, or require modifications to its facilities. Accordingly, environmental, health or safety regulatory matters could result in significant unanticipated costs or liabilities.

Health and Safety: Increased concerns regarding the safe use of chemicals and plastics in commerce and their potential impact on the environment have resulted in more restrictive regulations and could lead to new regulations.

Concerns regarding the safe use of chemicals and plastics in commerce and their potential impact on health and the environment reflect a growing trend in societal demands for increasing levels of product safety and environmental protection. These concerns could manifest themselves in stockholder proposals, preferred purchasing, delays or failures in obtaining or retaining regulatory approvals, delayed product launches, lack of market acceptance and continued pressure for more stringent regulatory intervention and litigation. These concerns could also influence public perceptions, the viability or continued sales of certain of Dow’s products, Dow’s reputation and the cost to comply with regulations. In addition, terrorist attacks and natural disasters have increased concerns about the security and safety of chemical production and distribution. These concerns could have a negative impact on Dow’s results of operations.

Local, state, federal and foreign governments continue to propose new regulations related to the security of chemical plant locations and the transportation of hazardous chemicals, which could result in higher operating costs.

Operational Event: A significant operational event could negatively impact Dow’s results of operations.

As a diversified chemical manufacturing company, Dow’s operations, the transportation of products, cyber-attacks, or severe weather conditions and other natural phenomena (such as freezing, drought, hurricanes, earthquakes, tsunamis, floods, etc.) could result in an unplanned event that could be significant in scale and could negatively impact operations, neighbors or the public at large, which could have a negative impact on Dow’s results of operations.

Major hurricanes have caused significant disruption in Dow’s operations on the U.S. Gulf Coast, logistics across the region, and the supply of certain raw materials, which had an adverse impact on volume and cost for some of Dow’s products. Due to Dow’s substantial presence on the U.S. Gulf Coast, similar severe weather conditions or other natural phenomena in the future could negatively impact Dow’s results of operations.

Cyber Threat: The risk of loss of Dow’s intellectual property, trade secrets or other sensitive business information or disruption of operations could negatively impact Dow’s financial results.

Cyber-attacks or security breaches could compromise confidential, business critical information, cause a disruption in Dow’s operations or harm Dow’s reputation. Dow has attractive information assets, including intellectual property, trade secrets and other sensitive, business critical information. While Dow will have a comprehensive cyber-security program that will be consistently reviewed, maintained and upgraded, a significant cyber-attack could result in the loss of critical business information and/or could negatively impact operations, which could have a negative impact on Dow’s financial results.

Company Strategy: Implementing certain elements of Dow’s strategy could negatively impact Dow’s financial results.

Dow currently has manufacturing operations, sales and marketing activities, and joint ventures in emerging geographies. Activities in these geographic regions are accompanied by uncertainty and risks including: navigating different government regulatory environments; relationships with new, local partners; project funding commitments and guarantees; expropriation, military actions, war, terrorism and political instability; sabotage; uninsurable risks; suppliers not performing as expected resulting in increased risk of extended project timelines; and determining raw material supply and other details regarding product movement. If the manufacturing operations, sales and marketing activities, and/or implementation of these projects is not successful, it could adversely affect Dow’s financial condition, cash flows and results of operations.

Goodwill: An impairment of goodwill could negatively impact Dow’s financial results.

Dow expects to continue Historical Dow’s policy of assessing its goodwill for impairment at least annually. If testing indicates that goodwill is impaired, the carrying value will be written down based on fair value with a charge against earnings. Where Dow utilizes a discounted cash flow methodology in determining fair value, continued weak demand for a specific product line or business could result in an impairment. Accordingly, any determination requiring the write-off of a significant portion of goodwill could negatively impact Dow’s results of operations.

Pension and Other Postretirement Benefits: Increased obligations and expenses related to Dow’s defined benefit pension plans and other postretirement benefit plans could negatively impact Dow’s financial condition and results of operations.

Dow will have defined benefit pension plans and other postretirement benefit plans (the “plans”) in the United States and a number of other countries. The assets of Dow’s funded plans are primarily invested in fixed income, equity securities of U.S. and foreign issuers and alternative investments, including investments in real estate, private equity limited partnerships and absolute return strategies. Changes in the market value of plan assets, investment returns, discount rates, mortality rates, regulations and the rate of increase in compensation levels may affect the funded status of Dow’s plans and could cause volatility in the net periodic benefit cost, future funding requirements of the plans and the funded status of the plans. A significant increase in Dow’s obligations or future funding requirements could have a negative impact on Dow’s results of operations and cash flows for a particular period and on Dow’s financial condition.

Risks Related to the Separation

Dow may be unable to achieve some or all of the benefits that Dow expects to achieve from Dow’s separation from DowDuPont.

Dow believes that, as an independent, publicly traded company, Dow will be better positioned to, among other things, focus its financial and operational resources on its specific business, growth profile and strategic priorities, design and implement corporate strategies and policies targeted to Dow’s operational focus and strategic priorities, guide its processes and infrastructure to focus on Dow’s core strengths, implement and maintain a capital structure designed to meet Dow’s specific needs and more effectively respond to industry dynamics. However, Dow may be unable to achieve some or all of these benefits. For example, in order to position Dow for the separation, Dow is undertaking a series of strategic, structural, process and system realignment and restructuring actions within its operations. These actions may not provide the benefits Dow currently expects, and could lead to disruption of Dow’s operations, loss of, or inability to recruit, key personnel needed to operate and grow Dow’s businesses following the separation, weakening of Dow’s system of internal controls or procedures and impairment of Dow’s key customer and supplier relationships. In addition, completion of the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Dow’s businesses. If Dow fails to achieve some or all of the benefits that Dow expects to achieve as an independent company, or does not achieve them in the time Dow expects, Dow’s business, financial condition and results of operations could be materially and adversely affected.

If the distribution, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then Dow could be subject to significant tax and indemnification liability and stockholders receiving Dow common stock in the distribution could be subject to significant tax liability.

It is a condition to the distribution that Dow receives the Dow Tax Opinions from Weil, Gotshal & Manges LLP and Ernst & Young LLP, and that DowDuPont receives the DowDuPont Tax Opinion from Skadden, Arps, Slate, Meagher & Flom LLP, each in form and substance acceptable to Dow or DowDuPont, as applicable, substantially to the effect that, among other things, the distribution and certain related transactions will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. The Tax Opinions will rely on certain facts, assumptions, and undertakings, and certain representations from DowDuPont and Dow, regarding the past and future conduct of both respective businesses and other matters, including those discussed in the risk factor immediately below, as well as the IRS Ruling (as described below). Notwithstanding the Tax Opinions and the IRS Ruling, the IRS could determine on audit that the distribution or certain related transactions should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions of the Tax Opinions.

If the distribution ultimately is determined to be taxable, then a stockholder of DowDuPont that received shares of Dow common stock in the distribution would be treated as having received a distribution of property in an amount equal to the fair market value of such shares (including any fractional shares sold on behalf of such stockholder) on the distribution date and could incur significant income tax liabilities. Such distribution would be taxable to such stockholder as a dividend to the extent of DowDuPont’s current and accumulated earnings and profits, which would include any earnings and profits attributable to the gain recognized by DowDuPont on the taxable distribution and could include earnings and profits attributable to certain internal transactions preceding the distribution. Any amount that exceeded DowDuPont’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of DowDuPont stock with any remaining amount being taxed as a gain on the DowDuPont stock. Because DowDuPont intends to make a protective Section 336(e) election for Dow and each of Dow’s domestic corporate subsidiaries with respect to the distribution, in the event the distribution is ultimately determined to be taxable, DowDuPont would recognize corporate level taxable gain to the extent the fair market value of the assets (excluding stock in any domestic corporate subsidiary) of Dow and its domestic corporate subsidiaries exceeds the basis of Dow and its domestic corporate subsidiaries in such assets. In addition, if certain related transactions fail to qualify for tax-free treatment under U.S. federal, state and/or local tax law and/or foreign tax law, Dow and DowDuPont could incur significant tax liabilities under U.S. federal, state, local and/or foreign tax law.

Generally, taxes resulting from the failure of the separation and distribution to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on DowDuPont or DowDuPont stockholders. Under the tax matters agreement that Dow will enter into with DowDuPont and Corteva, subject to the exceptions described below, Dow is generally obligated to indemnify DowDuPont against such taxes imposed on DowDuPont. However, if the distribution fails to qualify for non-recognition treatment for U.S. federal income tax purposes for certain reasons relating to the overall structure of the Merger and the distribution, then under the tax matters agreement, Dow, New DuPont and Corteva would share the tax liability resulting from such failure in accordance with fixed percentages as are agreed by the parties. Furthermore, under the terms of the tax matters agreement, Dow also generally will be responsible for any taxes imposed on New DuPont or Corteva that arise from the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes within the meaning of Section 355 of the Code or the failure of certain related transactions to qualify for tax-free treatment, to the extent such failure to qualify is attributable to actions, events or transactions relating to Dow, or its affiliates’, stock, assets or business, or any breach of Dow’s representations made in connection with the IRS Ruling or in any representation letter provided to the tax advisors in connection with the Tax Opinions. New DuPont and Corteva will be separately responsible for any taxes imposed on Dow that arise from the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes within the meaning of Section 355 of the Code or the failure of certain related transactions to qualify for tax-free treatment, to the extent such failure to qualify is attributable to actions, events or transactions relating to such company’s or its affiliates’ stock, assets or business, or any breach of such company’s representations made in connection with the IRS Ruling or in the representation letter provided to the tax advisors in connection with the Tax Opinions. Corteva and New DuPont have agreed to share any such liabilities of DowDuPont [●]. Events triggering an indemnification obligation under the tax matters agreement include events occurring after the distribution that cause DowDuPont to recognize a gain under Section 355(e) of the Code, as discussed further below. Such tax amounts could be significant. To the extent Dow is responsible for any liability under the tax matters agreement, there could be a material adverse impact on Dow’s business, financial condition, results of operations and cash flows in future reporting periods. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences of the Distribution.”

The IRS may assert that the Merger causes the distributions and other related transactions to be taxable to DowDuPont, in which case Dow could be subject to significant indemnification liability.

Even if the distribution otherwise constitutes a tax-free transaction to stockholders under Section 355 of the Code, DowDuPont may be required to recognize corporate level tax on the distribution and certain related transactions under Section 355(e) of the Code if, as a result of the Merger or other transactions considered part of a plan with the distribution, there is a 50 percent or greater change of ownership in DowDuPont or Dow. In connection with the Merger, DowDuPont sought and received a private letter ruling from the IRS regarding the proper time, manner and methodology for measuring common ownership in the stock of DowDuPont, Historical Dow and Historical DuPont for purposes of determining whether there has been a 50 percent or greater change of ownership under Section 355(e) of the Code as a result of the Merger (the “IRS Ruling”). The Tax Opinions will rely on the continued validity of the IRS Ruling, as well as certain factual representations from DowDuPont as to the extent of common ownership in the stock of Historical Dow and Historical DuPont immediately prior to the Merger. In addition, it is a condition to the distribution that the IRS has not revoked the IRS Ruling. Based on the representations made by DowDuPont as to the common ownership in the stock of Historical Dow and Historical DuPont immediately prior to the Merger and assuming the continued validity of the IRS Ruling, the Tax Opinions will conclude that there was not a 50 percent or greater change of ownership in DowDuPont, Historical Dow or Historical DuPont for purposes of Section 355(e) as a result of the Merger. Notwithstanding the Tax Opinions and the IRS Ruling, the IRS could determine that the distribution or a related transaction should nevertheless be treated as a taxable transaction to DowDuPont if it determines that any of the facts, assumptions, representations or undertakings of DowDuPont is not correct or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the Tax Opinions that are not covered by the IRS Ruling. If DowDuPont is required to recognize corporate level tax on the distribution and certain related transactions under Section 355(e) of the Code, then under the tax matters agreement, Dow may be required to indemnify New DuPont and/or Corteva for all or a portion of such taxes, which could be a significant amount, if such taxes were the result of either direct or indirect transfers of Dow common stock or certain reasons relating to the overall structure of the Merger and the distribution. For a more detailed description, see “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Tax Matters Agreement.”

Dow will be subject to continuing contingent tax-related liabilities of DowDuPont following the distribution.

After the distribution, there will be several significant areas where the liabilities of DowDuPont may become Dow’s obligations either in whole or in part. For example, under the Code and the related rules and regulations, each corporation that was a member of DowDuPont’s consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group for such taxable period. Additionally, to the extent that any subsidiary of Dow was included in the consolidated tax reporting group of Historical DuPont for any taxable period or portion of any taxable period ending on or before the effective date of the Merger, such subsidiary is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group of Historical DuPont for such taxable period. In connection with the distribution, and the distribution of Corteva, Dow will enter into a tax matters agreement with DowDuPont and Corteva that will allocate the responsibility for prior period consolidated taxes among Dow, New DuPont and Corteva. For a more detailed description, see “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Tax Matters Agreement.” If New DuPont or Corteva were unable to pay any prior period taxes for which it is responsible, however, Dow could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of federal, state, local, or foreign law may establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

Dow will agree to numerous restrictions to preserve the tax-free treatment of the transactions in the United States, which may reduce Dow’s strategic and operating flexibility.

Dow’s ability to engage in certain transactions could be limited or restricted after the distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the distribution by DowDuPont, and certain aspects of the Internal Reorganization and Business Realignment. As discussed above, even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the distribution may result in corporate-level taxable gain to DowDuPont under Section 355(e) of the Code if a transaction results in a change of ownership of 50 percent or greater in Dow as part of a plan or series of related transactions that includes the distribution. The process for determining whether an acquisition or issuance triggering these provisions has occurred, the extent to which any such acquisition or issuance results in a change of ownership and the cumulative effect of any such acquisition or issuance together with any prior acquisitions or issuances (including the Merger) is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Any acquisitions or issuances of Dow common stock within a two-year period after the distribution generally are presumed to be part of such a plan that includes the distribution, although such presumption may be rebutted. As a result of these limitations, under the tax matters agreement that Dow will enter into with DowDuPont and Corteva, for the two-year period following the distribution, Dow will be prohibited, except in certain circumstances, from, among other things:

•	entering into any transaction resulting in acquisitions of a certain percentage of Dow’s assets, whether by merger or otherwise;

•	dissolving, merging, consolidating or liquidating;

•	undertaking or permitting any transaction relating to Dow stock, including issuances, redemptions or repurchases, other than certain, limited, permitted issuances and repurchases;

•	affecting the relative voting rights of Dow stock, whether by amending Dow NewCo’s certificate of incorporation or otherwise; or

•	ceasing to actively conduct Dow’s business.

These restrictions may significantly limit Dow’s ability to pursue certain strategic transactions or other transactions that Dow may believe to otherwise be in the best interests of Dow stockholders or that might increase the value of Dow’s business.

Following the separation and distribution, Dow will need to provide or arrange for certain services to be provided that are currently provided by DowDuPont and/or Historical DuPont.

Following the separation and distribution, Dow will need to provide internally or obtain from unaffiliated third parties certain services it currently receives from DowDuPont and/or Historical DuPont. These services include certain information technology, research and development, finance, legal, insurance, compliance and human resources activities, the effective and appropriate performance of which is critical to Dow’s operations. Dow may be unable to replace these services in a timely manner or on terms and conditions as favorable as those Dow currently receives from DowDuPont and/or Historical DuPont. In particular, DowDuPont’s and Historical DuPont’s information technology networks and systems are complex, and duplicating these networks and systems will be challenging. Because certain portions of Dow’s business previously received these services from DowDuPont and/or Historical DuPont, Dow may be unable to successfully establish the infrastructure or implement the changes necessary to effectively perform these activities within the context of Dow’s consolidated business, or Dow may incur additional costs in doing so that could adversely affect its business. In addition, if New DuPont and/or Corteva do not continue to perform effectively the transition services and the other services that are called for under the services and other related agreements entered into in connection with the separation, Dow may not be able to operate its business effectively and its profitability may decline. If Dow fails to obtain the quality of administrative services necessary to operate effectively or incurs greater costs in obtaining these services, Dow’s profitability, financial condition and results of operations may be materially and adversely affected.

Neither Historical Dow’s financial information nor Dow’s pro forma combined financial information are necessarily representative of the results Dow would have achieved as an independent, publicly traded company and may not be a reliable indicator of Dow’s future results.

The financial information of Historical Dow, which is incorporated by reference into this information statement from the financial statements of Historical Dow, and accompanying notes thereto, that are filed as Exhibits 99.2 and 99.3 to the Form 10, and the unaudited pro forma financial information for Dow included herein may not reflect what Dow’s financial condition, results of operations and cash flows would have been had Dow been an independent, publicly traded company comprised solely of DowDuPont’s materials science business during the periods presented or what Dow’s financial condition, results of operations and cash flows will be in the future when Dow is an independent company. This is primarily because:

•

The historical financial information incorporated by reference herein from the pertinent pages of Historical Dow’s financial statements, and the notes thereto, filed as Exhibits 99.2 and 99.3 to the Form 10, reflects Historical Dow and does not reflect the changes that Dow expects to experience in connection with the separation, including the distribution of Historical Dow’s agricultural sciences business and businesses aligned with DowDuPont’s specialty products division and the receipt by Dow of Historical DuPont’s ethylene and ethylene copolymers business (other than its ethylene acrylic elastomers business).

•	Prior to the separation, Dow’s business was operated under the corporate umbrella of DowDuPont. As part of the DowDuPont corporate organization Dow’s business was principally operated by Historical

Dow, with certain portions of Dow’s business being operated by Historical DuPont as part of its internal corporate organization, rather than Dow being operated as part of a consolidated materials science business.

•

The financial statements for Historical Dow and accompanying notes thereto incorporated by reference into this information statement from the pertinent pages thereof filed as Exhibits 99.2 and 99.3 to the Form 10 reflect only the allocations of corporate expenses from Historical Dow, and thus are not necessarily representative of the costs Dow will incur for similar services as an independent company following the separation and distribution.

•

Dow’s business has historically principally satisfied its working capital requirements and obtained capital for its general corporate purposes, including acquisitions and capital expenditures, as part of Historical Dow’s company-wide cash management practices, with certain portions of Dow’s business having satisfied such requirements through the practices of Historical DuPont. Although these practices have historically generated sufficient cash to finance the working capital and other cash requirements of Dow’s business, following the separation and distribution Dow will no longer have access to Historical DuPont’s cash pools nor will Dow’s cash generating revenue streams mirror those of Historical Dow and/or Historical DuPont. Dow may therefore need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•

Currently, Dow’s business is operated under the umbrella of DowDuPont’s corporate organization, with portions of Dow’s businesses being integrated with the businesses of Historical Dow and Historical DuPont. This integration has historically permitted Dow’s business (or portions thereof) to enjoy economies of scope and scale in costs, employees, vendor relationships and customer relationships, both as part of the DowDuPont organization and within the Historical Dow and Historical DuPont internal corporate structures. Although Dow expects to enter into short-term transition agreements that will govern certain commercial and other relationships among Dow, New DuPont and Corteva after the separation, those temporary arrangements may not capture the benefits Dow’s businesses have enjoyed in the past as a result of this integration. The loss of these benefits could have an adverse effect on Dow’s business, results of operations and financial condition following the completion of the separation.

•

Dow will enter into transactions with New DuPont and Corteva that did not exist prior to the separation. See “Dow’s Relationship with New DuPont and Corteva Following the Distribution” for information regarding these transactions.

•

Other significant changes may occur in Dow’s cost structure, management, financing and business operations as a result of the separation and distribution and Dow operating as a company separate from DowDuPont.

In addition, the unaudited pro forma financial information included in this information statement is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, Dow’s unaudited pro forma financial information should not be assumed to be indicative of what Dow’s financial condition or results of operations actually would have been as a standalone company during the time periods presented nor to be a reliable indicator of what Dow’s financial condition or results of operations actually may be in the future.

For additional information about Historical Dow’s past financial performance and the basis of presentation of Historical Dow’s financial statements, see “Selected Consolidated Financial Data of Historical Dow,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow,” as well as Historical Dow’s financial statements and the notes thereto that are incorporated by reference herein from the pertinent pages of the Historical Dow 2017 Form 10-K and Historical Dow Second Quarter 2018 Form 10-Q filed as Exhibits 99.2 and 99.3, respectively, to the Form 10.

Following the separation and distribution, Dow may not enjoy the same benefits of diversity, leverage and market reputation that Dow enjoyed as a part of DowDuPont.

Following the separation and distribution, Dow will hold only DowDuPont’s materials science business, while Dow’s business (or portions thereof) has historically benefited from DowDuPont’s (and, prior to the Merger, Historical Dow’s and Historical DuPont’s) operating diversity and purchasing power as well as opportunities to pursue integrated strategies with DowDuPont’s (and, prior to the Merger, Historical Dow’s and Historical DuPont’s) other businesses, including those businesses that form part of DowDuPont’s agriculture and specialty products businesses and will be allocated to Corteva and New DuPont, respectively, in connection with the separation. Following the separation and distribution, Dow will not have similar diversity or integration opportunities and may not have similar purchasing power or access to the capital markets.

Additionally, following the separation and distribution, Dow may become more susceptible to market fluctuations and other adverse events than if Dow had remained part of the current DowDuPont organizational structure. As part of DowDuPont (and, prior to the Merger, as part of Historical Dow and Historical DuPont, as applicable), Dow’s business has been able to leverage the DowDuPont, Historical Dow and Historical DuPont historical market reputation and performance as well as those businesses’ brand identities, which has allowed Dow to, among other things, recruit and retain key personnel to run its business. Following the separation and distribution, although Dow will maintain the Dow brand, Dow may not enjoy the same historical market reputation as DowDuPont or Historical Dow nor the same performance or brand identity, which may make it more difficult for Dow to recruit or retain such key personnel.

Dow will retain significant indebtedness in connection with the separation and distribution, and the degree to which Dow will be leveraged following completion of the distribution may materially and adversely affect Dow’s business, financial condition and results of operations.

Dow will retain significant indebtedness in connection with the separation and distribution. In the separation, Dow expects to retain Historical Dow’s long-term indebtedness. Historical Dow has historically satisfied its indebtedness obligations as well as its short-term working capital requirements and financial support functions through the earnings, assets and cash flows generated by Historical Dow’s operations. Following the separation and distribution, however, Dow will not be able to rely on any of the earnings, assets or cash flows that are attributable to DowDuPont’s agriculture and specialty products businesses, which will be transferred from Historical Dow to Corteva and New DuPont, respectively, in connection with the Internal Reorganization and Business Realignment.

Dow’s ability to make payments on and to refinance Dow’s indebtedness, to obtain and maintain sufficient working capital, and to meet any dividend obligations will depend exclusively on Dow’s ability to generate cash in the future from Dow’s own operations, financings or asset sales following the separation and distribution. Dow’s ability to generate cash is further subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond Dow’s control. Dow may not generate sufficient funds to service its debt and meet its business needs, such as funding working capital or the expansion of Dow’s operations. If Dow is not able to repay or refinance its debt as it becomes due, Dow may be forced to take disadvantageous actions, including reducing spending on marketing, retail trade incentives, advertising and new product innovation, reducing financing in the future for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of Dow’s cash flow from operations to the payment of principal and interest on Dow’s indebtedness. In addition, Dow’s ability to withstand competitive pressures and to react to changes in Dow’s industry could be impaired. The lenders who hold Dow’s debt could also accelerate amounts due in the event that Dow defaults, which could potentially trigger a default or acceleration of the maturity of Dow’s other debt.

Restrictions under the Intellectual Property Cross-License Agreements will limit Dow’s ability to develop and commercialize certain products and services and/or prosecute, maintain and enforce certain intellectual property.

Dow will be dependent to a certain extent on New DuPont and Corteva to prosecute, maintain and enforce certain of the intellectual property licensed under the intellectual property cross-license agreements. For example, New DuPont or Corteva will be responsible for filing, prosecuting and maintaining (at its discretion) patents that New DuPont and Corteva, respectively, license to Dow. New DuPont or Corteva, as applicable, will also have the first right to enforce their respective patents, trade secrets and know-how licensed to Dow. If New DuPont or Corteva, as applicable, fails to fulfill its obligations or chooses to not enforce the licensed patents, trade secrets or know-how under the intellectual property cross-license agreements, Dow may not be able to prevent competitors from making, using and selling competitive products and services.

In addition, Dow’s use of the intellectual property licensed to it under the intellectual property cross-license agreements is restricted to certain fields, which could limit Dow’s ability to develop and commercialize certain products and services. For example, the licenses granted to Dow under the agreement will not extend to all fields of use that Dow may in the future decide to enter into. These restrictions may make it more difficult, time consuming and/or expensive for Dow to develop and commercialize certain new products and services, or may result in certain of Dow’s products or services being later to market than those of Dow’s competitors. Notwithstanding the above, pursuant to the intellectual property cross-license agreements, New DuPont and Corteva intend to fully license to Dow certain of their intellectual property to allow Dow to continue to commercialize existing Dow products and services.

Dow’s customers, prospective customers, suppliers or other companies with whom Dow conducts business may need assurances that Dow’s financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of Dow’s customers, prospective customers, suppliers or other companies with whom Dow conducts business may need assurances that Dow’s financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them, and may require Dow to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with Dow’s financial stability could have a material adverse effect on Dow’s business, financial condition, results of operations and cash flows.

Dow may have received better terms from unaffiliated third parties than the terms received in the commercial agreements it will enter into with DowDuPont and Corteva.

In connection with the separation and distribution, Dow will enter into certain commercial agreements with DowDuPont and Corteva, including, but not limited to, certain services, manufacturing, supply and real estate related agreements, which will govern the provision of services and use of assets following the separation and distribution that were previously provided within DowDuPont, Historical Dow and/or Historical DuPont. These agreements were negotiated in the context of the separation of Dow and Corteva from DowDuPont, while Dow and Corteva were each still part of DowDuPont and, accordingly, may not reflect terms that would have resulted from negotiations among unaffiliated third parties and Dow may have received better terms from third parties. See “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

In connection with Dow’s separation Dow will assume, and indemnify New DuPont and Corteva for, certain liabilities. If Dow is required to make payments pursuant to these indemnities, Dow may need to divert cash to meet those obligations and Dow’s financial results could be negatively impacted. In addition, New DuPont and Corteva will indemnify Dow for certain liabilities. These indemnities may not be sufficient to insure Dow against the full amount of liabilities for which it will be allocated responsibility, and New DuPont and/or Corteva may not be able to satisfy their indemnification obligations in the future.

Pursuant to the separation agreement, the employee matters agreement and the tax matters agreement with DowDuPont and Corteva, Dow will agree to assume, and indemnify New DuPont and Corteva for, certain liabilities for uncapped amounts, which may include, among other items, associated defense costs, settlement amounts and judgments, as discussed further in “Dow’s Relationship with New DuPont and Corteva Following the Distribution.” Payments pursuant to these indemnities may be significant and could negatively impact Dow’s business, particularly indemnities relating to Dow’s actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold Dow responsible for any of the liabilities allocated to New DuPont and Corteva, including those related to DowDuPont’s specialty products and/or agriculture businesses. New DuPont and/or Corteva, as applicable, will agree to indemnify Dow for such liabilities, but such indemnitees may not be sufficient to protect Dow against the full amount of such liabilities. In addition, New DuPont and/or Corteva, as applicable, may not be able to fully satisfy their indemnification obligations. Even if Dow ultimately succeeds in recovering from New DuPont and/or Corteva, as applicable, any amounts for which Dow is held liable, Dow may be temporarily required to bear these losses itself. Each of these risks could negatively affect Dow’s business, financial condition, results of operations and cash flows.

Additionally, Dow generally will assume and be responsible for the payment of Dow’s share of (i) certain liabilities of DowDuPont relating to, arising out of or resulting from certain general corporate matters of DowDuPont and (ii) certain separation expenses not otherwise allocated to New DuPont or Corteva (or allocated specifically to Dow) pursuant to the separation agreement, and third parties could seek to hold Dow responsible for New DuPont’s or Corteva’s share of any such liabilities. For more information, see “Dow’s Relationship with New DuPont and Corteva Following the Distribution–Separation Agreement.” New DuPont and/or Corteva, as applicable, will indemnify Dow for their share of any such liabilities; however, such indemnities may not be sufficient to protect Dow against the full amount of such liabilities, and/or New DuPont and/or Corteva may not be able to fully satisfy their respective indemnification obligations. In addition, even if Dow ultimately succeeds in recovering from New DuPont and/or Corteva any amounts for which Dow is held liable in excess of Dow’s agreed share, Dow may be temporarily required to bear these losses itself. Each of these risks could negatively affect Dow’s business, financial condition, results of operations and cash flows.

Until the distribution occurs, DowDuPont has the sole discretion to change the terms of the distribution.

Until the distribution occurs, DowDuPont will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to Dow. In addition, DowDuPont may decide at any time not to proceed with the distribution.

The business separation and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

Although Dow will receive a solvency opinion from an investment bank confirming that Dow and New DuPont will each be adequately capitalized following the distribution, the separation could be challenged under various state and federal fraudulent conveyance laws. Fraudulent conveyances or transfers are generally defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. An unpaid creditor could claim that DowDuPont did not receive fair consideration or reasonably equivalent value in the separation and distribution, and that the separation and distribution left New DuPont insolvent or with unreasonably small capital or that DowDuPont intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the separation and distribution as a fraudulent transfer or impose substantial liabilities on Dow, which could adversely affect Dow’s financial condition and its results of operations. Among other things, the court could return some of Dow’s assets or your shares of Dow common stock to New DuPont, provide New DuPont with a claim for money damages against Dow in an amount equal to the difference between the consideration received by DowDuPont and the fair market value of Dow at the time of the distribution, or require Dow to fund liabilities of other companies involved in the Internal Reorganization and Business Realignment for the benefit of creditors.

The distribution is also subject to review under state corporate distribution statutes. Under the Delaware General Corporation Law (the “DGCL”), a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although the DowDuPont board of directors intends to make the distribution out of DowDuPont’s surplus and will receive an opinion that DowDuPont has adequate surplus under Delaware law to declare the dividend of Dow common stock in connection with the distribution, there can be no assurance that a court will not later determine that some or all of the distribution was unlawful.

Risks Related to Dow Common Stock

Dow cannot be certain that an active trading market for Dow common stock will develop or be sustained after the distribution, and following the distribution, Dow’s stock price may fluctuate significantly.

A public market for Dow common stock does not currently exist. Dow anticipates that on or prior to the record date for the distribution, trading of shares of Dow common stock will begin on a “when-issued” basis and will continue through the last trading day prior to the distribution date. However, Dow cannot guarantee that an active trading market will develop or be sustained for Dow common stock after the distribution. If an active trading market does not develop, Dow stockholders may have difficulty selling their shares of Dow common stock at an attractive price, or at all. In addition, Dow cannot predict the prices at which shares of Dow common stock may trade after the distribution.

Similarly, DowDuPont cannot predict the effect of the distribution on the trading prices of its common stock, which will continue to be listed and traded on the NYSE and represent ownership of New DuPont, which will hold only DowDuPont’s agriculture and specialty products businesses. Subject to the consummation of the distribution, Dow expects its common stock to be listed and traded on the [●] under the symbol “[●].” The combined trading prices of the Dow common stock and the common stock of New DuPont and Corteva, as applicable, after the distribution may not be equal to or greater than the trading price of DowDuPont common stock prior to the distribution. Until the market has fully evaluated Dow as a standalone company or New DuPont without Dow’s business, the trading price of each company’s shares may fluctuate significantly.

The market price of Dow common stock may fluctuate significantly due to a number of factors, some of which may be beyond Dow’s control, including:

•	Dow’s business profile and market capitalization may not fit the investment objectives of DowDuPont’s current stockholders, causing a shift in Dow’s initial investor base;

•	Dow common stock may not be included in some indices in which DowDuPont common stock is included, causing certain stockholders to be mandated to sell their shares of Dow common stock;

•	Dow’s quarterly or annual earnings, or those of other companies in Dow’s industry;

•	the failure of securities analysts to cover Dow common stock after the distribution;

•	actual or anticipated fluctuations in Dow’s operating results;

•	changes in earnings estimates by securities analysts or Dow’s ability to meet those estimates or Dow’s earnings guidance;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of Dow common stock.

There is the potential for a large number of shares of Dow common stock to be resold, which may cause Dow’s stock price to decline.

Upon completion of the distribution, Dow expects that there will be an aggregate of approximately [●] shares of Dow common stock issued and outstanding. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of Dow’s “affiliates,” as that term is defined in Rule 405 under the Securities Act. In addition, a portion of DowDuPont common stock is held by index funds tied to stock indices. If Dow is not included in these indices at the time of the distribution, these index funds may be required to sell the Dow common stock they receive in the distribution.

Dow is unable to predict whether large amounts of Dow common stock will be sold in the open market following the distribution. Dow is also unable to predict whether a sufficient number of buyers would be in the market at that time. Any sales of a substantial number of shares of Dow common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of Dow common stock to decline.

Dow cannot guarantee the timing, amount, or payment of dividends on its common stock in the future.

Dow expects that it will pay a quarterly dividend following the distribution. The declaration, payment and amount of any subsequent dividends following the distribution will be subject to the sole discretion of Dow’s post-distribution, independent board of directors and, in the context of Dow’s financial policy, will depend upon many factors, including Dow’s financial condition and prospects, Dow’s capital requirements and access to capital markets, covenants associated with certain of Dow’s debt obligations, legal requirements and other factors that the Dow board of directors may deem relevant, and there can be no assurances that Dow will continue to pay a dividend in the future. For more information, see the section entitled “Dividend Policy.”

Dow stockholders’ percentage of ownership in Dow may be diluted in the future.

Dow stockholders’ percentage ownership in Dow may be diluted in the future because of equity issuances of Dow common stock for acquisitions, capital market transactions or otherwise, including, without limitation, outstanding equity awards and equity awards that Dow may grant to its directors, officers and employees in the future. Such issuances may have a dilutive effect on Dow’s earnings per share, which could adversely affect the market price of Dow common stock.

In addition, Dow NewCo’s amended and restated certificate of incorporation will authorize Dow NewCo to issue, without the approval of Dow stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Dow common stock with respect to dividends and distributions, as the Dow board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Dow common stock. For example, Dow could grant holders of Dow NewCo preferred stock the right to elect some number of Dow’s directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Dow could assign to holders of Dow NewCo preferred stock could affect the residual value of Dow common stock. See the section entitled “Description of Dow’s Capital Stock.”

Certain provisions in Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws, of Delaware law and in the tax matters agreement may prevent or delay an acquisition of Dow, which could decrease the trading price of the Dow common stock.

Upon the distribution, Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with the Dow board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of Dow stockholders to act by written consent;

•	the limited ability of Dow stockholders to call a special meeting;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of the Dow board of directors to issue preferred stock without stockholder approval; and

•	the ability of Dow’s directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the board of directors) on the Dow board of directors.

In addition, following the distribution, Dow NewCo will be subject to Section 203 of the DGCL. Section 203 provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

Dow believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Dow board of directors and by providing the Dow board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Dow immune from takeovers. However, these provisions will apply even if an acquisition proposal or offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Dow board of directors determines is not in the best interests of Dow or Dow stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. See the section titled “Description of Dow’s Capital Stock” for a more detailed description of these provisions.

An acquisition or further issuance of Dow common stock could also trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.” Under the tax matters agreement, Dow would be required to indemnify New DuPont or Corteva for any tax imposed under Section 355(e) of the Code resulting from an acquisition or issuance of Dow’s stock, even if Dow did not participate in or otherwise facilitate the acquisition, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials DowDuPont, Historical Dow and Dow NewCo have filed or will file with the SEC contain, or will contain, certain statements which are “forward-looking” statements within the meaning of the federal securities laws, including the Exchange Act and the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address business strategies, market potential, future financial performance and financial condition, future action, results and other matters and often contain words such as “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, and variations or negatives of these words. In particular, information included under the sections entitled “Information Statement Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow,” “The Business,” and “The Distribution” contains forward-looking statements. Forward-looking statements include, but are not limited to:

•	Expectations as to future sales of Dow’s products;

•	The ability to protect Dow’s intellectual property in the United States and abroad;

•	Estimates regarding Dow’s capital requirements and need for and availability of financing;

•	Estimates of Dow’s expenses, future revenues and profitability;

•	Estimates of the size of the markets for Dow’s products and services and Dow’s ability to compete in such markets;

•	Expectations related to the rate and degree of market acceptance of Dow’s products;

•	The outcome of certain Dow contingencies, such as litigation and environmental matters; and

•	Estimates of the success of competing technologies that may become available.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are based on certain assumptions and expectations of future events which may not be realized and speak only as of the date the statements were made. In addition, forward-looking statements involve risks, uncertainties and other factors that are beyond the control of DowDuPont, Historical Dow and Dow and that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. These factors include, but are not limited to: fluctuations in energy and raw material prices; failure to develop and market new products and optimally manage product life cycles; significant litigation and environmental matters; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, market uncertainty, interest and currency exchange rates, and equity and commodity prices; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, weather events and natural disasters; ability to protect, defend and enforce Dow’s intellectual property rights; increased competition; changes in relationships with Dow’s significant customers and suppliers; unanticipated expenses such as litigation or legal settlement expenses; unanticipated business disruptions; Dow’s ability to predict, identify and interpret changes in consumer preferences and demand; Dow’s ability to realize the expected benefits of the separation; Dow’s ability to complete proposed divestitures or acquisitions; Dow’s ability to realize the expected benefits of acquisitions if they are completed; the availability of financing to Dow in the future and the terms and conditions of such financing; and disruptions in Dow’s information technology networks and systems. Additionally, there may be other risks and uncertainties that Dow is unable to identify at this time or that Dow does not currently expect to have a material impact on its business.

Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Risk Factors,” “The Business,” “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow” and “Supplemental Pro Forma Segment Results for Dow.” DowDuPont, Historical Dow and Dow disclaim and do not assume or undertake any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

THE DISTRIBUTION

Background of the Distribution

DowDuPont is a Delaware corporation that was formed on December 9, 2015 to be a holding company for the purpose of effecting the all-stock merger of equals transaction between Historical Dow and Historical DuPont. The Merger became effective at 11:59 pm Eastern Time on August 31, 2017, at which time Historical Dow and Historical DuPont became subsidiaries of DowDuPont. Prior to the Merger, DowDuPont did not conduct any business activities other than those required for its formation and matters contemplated by the Merger. DowDuPont now conducts its operations worldwide through the following eight segments: Agriculture; Performance Materials & Coatings; Industrial Intermediates & Infrastructure; Packaging & Specialty Plastics; Electronics & Imaging; Nutrition & Biosciences; Transportation & Advanced Polymers; and Safety & Construction and has approximately 98,000 employees. DowDuPont is deeply committed to market-driven research and development, upholding sustainability, and maintaining a best-in-class safety culture.

In connection with the signing of the merger agreement, Historical Dow and Historical DuPont announced their intention to pursue, subject to the approval of the DowDuPont board of directors and any required regulatory approvals, the separation of the combined company, DowDuPont, into three independent, publicly traded companies—one for each of its agriculture, materials science and specialty products businesses with the belief that these companies would lead their respective industries through science-based innovation to meet the needs of customers and help solve global challenges. Upon the consummation of the Merger, DowDuPont reiterated this intention and the DowDuPont board of directors established three committees (collectively, the “advisory committees”), one to oversee the business and affairs of each of its agriculture, materials science and specialty products divisions, including each business’s preparation for the intended separations.

On September 12, 2017, the DowDuPont board of directors announced the composition of the materials science business, Dow, which is expected to be the first business separated and will be of DowDuPont’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics (including Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business)) segments.

The separation of Dow will be completed through the distribution to DowDuPont stockholders of all of the then issued and outstanding shares of common stock of Dow NewCo, a wholly owned subsidiary of DowDuPont that at the time of the distribution will hold DowDuPont’s materials science business. The distribution of Dow common stock is expected to be the first of two distributions to effectuate DowDuPont’s plan to separate DowDuPont into three independent, publicly traded companies. Following the distribution of Dow, the remaining company, which will hold DowDuPont’s agriculture and specialty products business, is expected to be renamed [●], which is referred to herein as “New DuPont.” It is expected that New DuPont will then complete, subject to the approval of its board of directors, the distribution of Corteva. The separation of Corteva is expected to be completed by June 1, 2019 through the distribution to New DuPont stockholders of all of the common stock of Corteva.

Prior to these distributions, DowDuPont will undertake the Internal Reorganization and Business Realignment, as described in the section entitled “Merger, Intended Separations, Reorganization and Financial Statement Presentation—Internal Reorganization” and as contemplated by the separation agreement, which is further discussed in the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution —Separation Agreement.” As a result of these transactions, at the time of its distribution, Dow will hold only the assets and liabilities associated with DowDuPont’s materials science, at the time of its of its distribution, Corteva which will hold only the assets and liabilities associated with DowDuPont’s agriculture businesses, and after the final distribution, New DuPont will continue to hold only the assets and liabilities associated with DowDuPont’s specialty products business.

The DowDuPont board of directors believes that the completion of these separations will result in three independent, publicly traded companies that will lead their respective industries through productive, science-based innovation to meet the needs of customers and help solve global challenges and is the best available opportunity to unlock the value of DowDuPont’s businesses.

On [●], the DowDuPont board of directors approved the distribution of all of the issued and outstanding shares of Dow common stock to DowDuPont stockholders on the basis of [●] shares of Dow common stock for every [●] shares of DowDuPont common stock held at the close of business on the record date for the distribution. As a result of the distribution, Dow will become an independent, publicly traded company. The distribution of Dow common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see this section under “—Conditions to the Distribution.” DowDuPont stockholders may also receive cash in lieu of any fractional shares of Dow common stock that they would have received in the distribution. The distribution is intended to be generally tax-free to DowDuPont stockholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares. DowDuPont stockholders will not be required to make any payment, surrender or exchange their DowDuPont common stock or take any other action to receive their shares of Dow common stock in the distribution.

The separation of DowDuPont’s agriculture business will also be subject to certain conditions, and stockholders will separately receive information about the expected separation and distribution of Corteva. For additional information, please see the registration statement on Form 10 filed with the SEC by Corteva on [●] and any amendments or supplements thereto that may be filed with the SEC by Corteva from time to time.

The DowDuPont board of directors (and, following the distribution of Dow, with respect to the distribution of Corteva, the New DuPont board of directors) has the discretion to abandon one or both of the intended distributions and to alter the terms of each distribution. As a result, Dow cannot provide any assurances that the distribution of Dow common stock will be completed, or that the distribution of Corteva common stock will be completed.

Reasons for the Separation and Distribution

Since the Merger, the DowDuPont board of directors has met regularly to review the company’s businesses, has consulted regularly with the advisory committees and has evaluated the strategic opportunities available to the combined company and its businesses. The DowDuPont board of directors believes that the separation of DowDuPont into three independent, publicly traded companies through the separation of its agriculture, materials science and specialty products businesses is the best available opportunity to unlock the value of DowDuPont. The DowDuPont board of directors, in consultation with the advisory committees, has considered a wide variety of factors in evaluating the planned separation and distributions of Dow and Corteva, including the risk that one or more of the distributions is abandoned and not completed. The DowDuPont board of directors believes that the potential benefits to DowDuPont stockholders of the separation of each of its three businesses into independent companies with their own distinctive business and capital structures and ability to focus on their respective specific growth plans will provide DowDuPont stockholders with certain opportunities and benefits not available to the combined company.

The DowDuPont board of directors believes that the separation of the materials science business from DowDuPont is in the best interests of DowDuPont and its stockholders. Among other things, the DowDuPont board of directors considered the following potential benefits of the separations and distributions:

•

Attractive Investment Profile. The creation of separate companies with strong, focused businesses and each with a distinct financial profile and clear investment thesis is expected to drive significant long-term value for all stockholders and also to reduce the complexities surrounding investor understanding, enabling investors to invest in each company separately based on its distinct characteristics.

•	Enhanced Means to Evaluate Financial Performance. Investors should be better able to evaluate the business condition, strategy and financial performance of each company within the context of its particular industry and markets. It is expected that, over time following the completion of the separations, the aggregate market value of Dow, Corteva and New DuPont will be higher, on a fully distributed basis and assuming the same market conditions, than if DowDuPont were to remain under its current configuration.

•

Distinct Position. The separations are expected to create three independent companies with tailored growth strategies and differentiated technologies, resulting in: Dow, a leading global materials science company that will be a low-cost, innovation-driven leader; Corteva, a leading global agricultural company with the most comprehensive and diverse portfolio in the industry; and New DuPont, a leading global specialty products company that will be a technology driven innovation leader. Each company will provide investors with a distinct investment option that may be more attractive to current investors and will allow the company to attract different investors than the current investment option available to DowDuPont stockholders of one combined company.

•

Focused Capital Allocation. Each independent, publicly traded company will have a capital structure that is expected to be best suited to its specific needs and will be able to make capital allocation decisions that better align with its streamlined business. In addition, after the separation, the respective businesses within each company will no longer need to compete internally for capital and other corporate resources with businesses allocated to another company.

•

Ability to Adapt to Industry Changes. Each company is expected to be able to maintain a sharper focus on its core business and growth opportunities, which will allow each company to respond better and more quickly to developments in its industry.

•

Dedicated Management Team with Enhanced Strategic Focus. Each company’s management team will be able to design and implement corporate policies and strategies that are tailored to such company’s specific business characteristics and to focus on maximizing the value of its business.

•

Improved Management Incentive Tools. The separation will permit the creation of equity securities, including options and restricted stock units, for each publicly traded company with values more closely linked to the performance of such company’s business than would be readily available under the current configuration of businesses within DowDuPont as a single public company. The DowDuPont board of directors believes such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each publicly traded company to attract, retain and motivate qualified personnel.

•

Direct Access to Capital Markets and Ability to Pursue Strategic Opportunities. Each company’s business will have direct access to the capital markets, and is expected to be better situated to pursue future acquisitions, joint ventures and other strategic opportunities as well as internal expansion that is more closely aligned with such company’s strategic goals and expected growth opportunities.

The DowDuPont board of directors also considered a number of potentially negative factors, including the loss of synergies and joint purchasing power from ceasing to operate as part of a larger, more diversified company, risks relating to the creation of a new public company, such as increased costs from operating as a separate public company, potential disruptions to the businesses and loss or dilution of brand identities, possible increased administrative costs and one-time separation costs, restrictions on each company’s ability to pursue certain opportunities that may have otherwise been available in order to preserve the tax-free nature of the distributions and related transactions for U.S. federal income tax purposes, the fact that each company will be less diversified than the current configuration of DowDuPont’s businesses prior to the separation, and distributions and the potential inability to realize the anticipated benefit of the separation.

The DowDuPont board of directors concluded that the potential benefits of pursuing each separation and distribution outweighed the potential negative factors in connection therewith. Neither DowDuPont nor Dow can assure you that, following the separation and distribution, any of the benefits described above or otherwise will be realized to the extent anticipated or at all. For more information see the section entitled “Risk Factors.”

The DowDuPont board of directors also considered these potential benefits and potentially negative factors in light of the risk that one or more of the distributions is abandoned or otherwise not completed, resulting in DowDuPont separating into fewer than the intended three independent, publicly traded companies. The DowDuPont board of directors believes that the potential benefits to DowDuPont stockholders discussed above apply to the separation of each of the intended three businesses and that the creation of each independent company, with its distinctive business and capital structure and ability to focus on its specific growth plan, will provide DowDuPont stockholders with greater long-term value than retaining one investment in the combined company.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the DowDuPont board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the DowDuPont board of directors may have given different weights to different factors.

History of Dow and Formation of a New Holding Company

TDCC was initially incorporated in Delaware in 1947 as the successor to a Michigan corporation of the same name that was organized in 1897. On August 31, 2017, as a result of the completion of the Merger, Historical Dow became a subsidiary of DowDuPont. Prior to the Merger, Dow was a publicly traded company that was listed on the NYSE and operated a global business that included agricultural sciences, consumer solutions, infrastructure solutions, performance materials and chemicals, and performance plastics segments.

As part of DowDuPont’s plan to separate its materials science business, on August 30, 2018, DowDuPont formed Dow NewCo to serve as a holding company for Dow. Dow NewCo is a direct, wholly owned subsidiary of DowDuPont and at the time of distribution will be the direct parent of TDCC. In connection with the separation and distribution, DowDuPont plans to transfer the assets and liabilities of the materials science business not currently held by Dow, to Dow (see the sections titled “Merger, Intended Separations, Reorganization and Financial Statement Presentation—Internal Reorganization” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement”). DowDuPont will then complete the separation through a distribution of Dow common stock by way of a pro rata dividend to DowDuPont stockholders as of the record date. Following the separation and distribution, Dow will be a separate company and the remaining company, New DuPont, will not retain any ownership interest in Dow. As a result of the Internal Reorganization and Business Realignment, at the time of the distribution, Dow NewCo will hold, among certain other assets and liabilities, the Historical Dow materials science business and the Historical DuPont ethylene and ethylene copolymers business (other than its ethylene acrylic elastomers business).

The Number of Shares of Dow Common Stock You Will Receive

For each [●] shares of DowDuPont common stock that you own at the close of business on the record date, you will receive [●] shares of Dow common stock on the distribution date. DowDuPont will not distribute any fractional shares of Dow common stock. Instead, if you are a registered holder, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise have been entitled to receive) to each stockholder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by DowDuPont or Dow, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Neither Dow nor DowDuPont will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts received in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. See the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution” for an explanation of the material U.S. federal income tax consequences of the distribution. If you are a registered holder of DowDuPont common stock, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. Dow estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds.

If you hold your DowDuPont common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will be responsible for transmitting to you your share of such proceeds.

When and How You Will Receive the Distribution

With the assistance of the distribution agent, subject to the satisfaction or waiver of certain conditions, the distribution of Dow common stock is expected to occur on [●], the distribution date, to all holders of outstanding DowDuPont common stock on the record date. [●] will serve as the distribution agent in connection with the distribution, and [●] will serve as the transfer agent and registrar for the Dow common stock. DowDuPont stockholders may receive cash in lieu of any fractional shares of Dow common stock which they would have been entitled to receive.

If you own DowDuPont common stock as of the close of business on the record date, the shares of Dow common stock that you are entitled to receive in the distribution will be issued to you electronically, as of the distribution date, in direct registration or book-entry form. If you are a registered holder, the distribution agent will credit the whole shares of Dow common stock you receive in the distribution to a book-entry account with Dow’s transfer agent on or shortly following the distribution date. Approximately two weeks after the distribution date, the distribution agent will mail you a direct registration account statement that reflects the shares of Dow common stock that have been registered in book-entry form in your name as well as a check reflecting any cash you are entitled to receive in lieu of fractional shares. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution.

Most DowDuPont stockholders own their shares beneficially through a bank, broker or other nominee. In such cases, the bank, broker or other nominee would be said to hold the shares in “street name” and the shares of Dow common stock you are entitled to receive in the distribution will be issued electronically to your bank or broker and your ownership would be recorded on the bank or brokerage firm’s books. If you hold your DowDuPont common stock through a bank, broker or other nominee, your bank or brokerage firm will credit your account for the shares of Dow common stock that you are entitled to receive in the distribution, and will be responsible for transmitting to you any cash in lieu of fractional shares you are entitled to receive. If you have any questions concerning the mechanics of the distribution and you hold your shares of DowDuPont in street name, please contact your bank or brokerage firm.

If you sell your DowDuPont common stock in the “regular-way” market on or prior to the last trading day prior to the distribution date, you will be selling your right to receive shares of Dow common stock in the distribution.

Transferability of Shares You Receive

The shares of Dow common stock distributed to DowDuPont stockholders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be affiliates of Dow. Persons who may be deemed to be affiliates of Dow after the distribution generally include individuals or entities that control, are controlled by or are under common control with Dow, which may include certain of Dow’s executive officers, directors or principal stockholders. Securities held by Dow affiliates will be subject to resale restrictions under the Securities Act. Dow’s affiliates will be permitted to sell shares of Dow common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Results of the Distribution

After its separation from DowDuPont, Dow will be an independent, publicly traded company. The actual number of shares to be distributed will be determined by DowDuPont at the close of business on the record date for the distribution based on the distribution ratio. The distribution will not affect the number of outstanding shares of DowDuPont common stock, which will now reflect ownership of New DuPont, or any rights of DowDuPont stockholders. DowDuPont will not distribute any fractional shares of Dow common stock.

Substantially simultaneously with the distribution, Dow will enter into the separation agreement with DowDuPont and Corteva to effect the separation and provide a framework for Dow’s relationship with New DuPont and Corteva after the separation and distribution. In connection with the separation and distribution, Dow will also enter into various other agreements with DowDuPont and Corteva, including a tax matters agreement, an employee matters agreement, intellectual property cross-license agreements, trademark license agreements and certain services, manufacturing, supply and real estate-related agreements. These agreements will collectively provide for the allocation among Dow, New DuPont and Corteva of the assets, liabilities and obligations of DowDuPont and its subsidiaries (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Dow’s and Corteva’s respective separations from DowDuPont and will govern certain relationships among Dow, New DuPont and Corteva. For a more detailed description of these agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

Market for Dow Common Stock

There is currently no public trading market for Dow common stock. Dow intends to apply to list the Dow common stock on the [●] under the symbol “[●].” Dow has not and will not set the initial price of the Dow common stock. The initial price will be established by the public markets.

Dow cannot predict the price at which the Dow common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of Dow common stock that each DowDuPont stockholder will receive in the distribution and the shares of DowDuPont common stock held at the record date may not equal the “regular-way” trading price of a share of DowDuPont common stock immediately prior to the distribution. The price at which Dow common stock trades may fluctuate significantly, particularly until an orderly public trading market develops. Trading prices for Dow common stock will be determined in the public markets and may be influenced by many factors. See the section entitled “Risk Factors—Risks Related to Dow common stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing through the last trading day prior to the distribution date, DowDuPont expects that there will be two markets in DowDuPont common stock: a “regular-way” market and an “ex- distribution” market. Shares of DowDuPont common stock that trade on the “regular-way” market will trade with an entitlement to receive the shares of Dow common stock distributed pursuant to the separation. Shares of DowDuPont common stock that trade on the “ex-distribution” market will trade without an entitlement to receive the Dow common stock distributed pursuant to the distribution. Therefore, if you sell DowDuPont common stock in the “regular-way” market on or prior to the last trading day prior to the distribution date, you will be selling your right to receive Dow common stock in the distribution. If you own DowDuPont common stock at the close of business on the record date and sell those shares on the “ex-distribution” market on or prior to the last trading day prior to the distribution date, you will receive the shares of Dow common stock that you are entitled to receive pursuant to your ownership of DowDuPont common stock as of the record date.

Furthermore, Dow anticipates that trading in Dow common stock will begin on a “when-issued” basis as early as [●] trading days prior to the record date for the distribution and will continue through the last trading day prior to the distribution date. “When-issued” trading in the context of a separation refers to a sale or purchase made conditionally on or before the distribution date because the securities of the separated entity have not yet been distributed. The “when-issued” trading market will be a market for Dow common stock that will be distributed to holders of DowDuPont common stock on the distribution date. If you owned DowDuPont common stock at the close of business on the record date, you would be entitled to Dow common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Dow common stock, without DowDuPont common stock you own, on the “when-issued” market. On the distribution date, “when-issued” trading with respect to Dow common stock will end, and at the open of trading, “regular-way” trading will begin.

Conditions to the Distribution

Dow expects that the distribution will be effective on [●], the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied:

•

The SEC having declared effective the Form 10 under the Exchange Act, no stop order relating to the Form 10 being in effect, no proceedings seeking such a stop order being pending before or threatened by the SEC and this information statement having been distributed to DowDuPont stockholders;

•	the listing of Dow common stock on the [●] having been approved, subject to official notice of issuance;

•

the DowDuPont board of directors having received an opinion from [●] to the effect that, following the distribution, Dow and DowDuPont will each be solvent and adequately capitalized, and that DowDuPont has adequate surplus under Delaware law to declare the dividend of Dow common stock;

•	the Internal Reorganization and Business Realignment as they relate to Dow having been effectuated prior to the distribution date;

•

the DowDuPont board of directors having declared the dividend of Dow common stock to effect the distribution and having approved the distribution and all related transactions, which approval may be given or withheld in the board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);

•

DowDuPont having elected the individuals to be members of the Dow board of directors following the distribution, and certain directors as set forth in the separation agreement having resigned from the DowDuPont board of directors;

•	each of Dow, DowDuPont and Corteva and each of their applicable subsidiaries having entered into all ancillary agreements to which it and/or any such subsidiary is contemplated to be a party;

•

no events or developments having occurred or existing that make it inadvisable to effect the distribution or that would result in the distribution and related transactions not being in the best interest of DowDuPont or its stockholders;

•

no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions, including the transfers of assets and liabilities contemplated by the separation agreement, shall be pending, threatened, issued or in effect;

•	the receipt by DowDuPont of the DowDuPont Tax Opinions and by Dow of the Dow Tax Opinions; and

•	the IRS not having revoked the IRS Ruling (as described in the section entitled “Risk Factors—Risks Related to the Separation”).

The fulfillment of the foregoing conditions does not create any obligations on DowDuPont’s part to effect the distribution, and the DowDuPont board of directors has the ability, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date.

Regulatory Approvals

Dow must complete the necessary registration under U.S. federal securities laws of the Dow common stock, as well as the applicable listing requirements of the [●] for such shares.

Other than the requirements discussed above, Dow does not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

No Appraisal Rights

DowDuPont stockholders will not have any appraisal rights in connection with the distribution.

Reasons for Furnishing this Information Statement

Dow is furnishing this information statement solely to provide information to DowDuPont stockholders who will receive shares of Dow common stock in the distribution. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of Dow’s securities or any securities of DowDuPont. Dow believes that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither DowDuPont nor Dow undertake any obligation to update the information except in the normal course of DowDuPont’s and Dow’s public disclosure obligations and practices.

DIVIDEND POLICY

Dow expects that it will pay a quarterly dividend following the distribution. During the third quarter of 2017, fourth quarter of 2017 and first quarter of 2018, DowDuPont declared and paid a quarterly dividend of $0.38 per share of DowDuPont common stock. In the second quarter of 2018, DowDuPont declared two dividends, each equal to $0.38 per share of DowDuPont common stock—one of which was paid in the second quarter of 2018 and the second of which will be paid in September 2018. Prior to the Merger, Historical Dow had declared and paid a quarterly dividend on its common stock of $0.46 per share for eight consecutive quarters.

The declaration, payment and amount of any dividends following the distribution will be subject to the sole discretion of Dow’s post-distribution, independent board of directors and, in the context of Dow’s financial policy, will depend upon many factors, including Dow’s financial condition and prospects, Dow’s capital requirements and access to capital markets, covenants associated with certain of Dow’s debt obligations, legal requirements and other factors that the Dow board of directors may deem relevant, and there can be no assurances that Dow will continue to pay a dividend in the future. There can also be no assurance that, after the distribution, the combined annual dividends on the common stock of Dow, New DuPont and Corteva, if any, will be equal to the annual dividends on DowDuPont common stock prior to the distribution. Prior to the close of the Merger, Historical Dow and Historical DuPont had paid cash dividends every quarter since 1912 and 1904, respectively.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of June 30, 2018 of Historical Dow and for Dow on a pro forma basis after giving effect to the planned transactions related to the separation to be effected prior to the distribution, including the Internal Reorganization and Business Realignment, as if they occurred on June 30, 2018. The cash and cash equivalents and capitalization for Dow are derived from the Historical Dow Second Quarter 2018 Financial Statements (as defined below), which are incorporated by reference herein from the pertinent pages of the Historical Dow Second Quarter 2018 Form 10-Q filed as Exhibit 99.3 to the Form 10 and do not reflect changes Dow expects to experience in connection with the separation and distribution, including the Internal Reorganization and Business Realignment. This information therefore may not necessarily reflect what Dow’s capitalization would have been had it been an independent, publicly traded company operating DowDuPont’s materials science business during the periods presented. Explanation of the pro forma adjustments made to the consolidated financial statements of Historical Dow can be found under “Unaudited Pro Forma Combined Financial Information.” The following table should be reviewed in conjunction with the sections titled “Unaudited Pro Forma Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow” as well as the consolidated financial statements of Historical Dow and accompanying notes, which are incorporated by reference herein from the pertinent pages of the Historical Dow 2017 Form 10-K and Historical Dow Second Quarter 2018 Form 10-Q filed as Exhibits 99.2 and 99.3, respectively, to the Form 10.

	At Jun 30, 2018 (dollars in millions)
	Historical Dow	Pro Forma
Cash and cash equivalents:	$4,823	$4,823
Debt, including current and long-term:
Current debt	$3,699	$3,683
Long-term debt	17,122	17,113
Total debt	$20,821	$20,796
Equity:
Common stock (authorized and issued 100 shares of $0.01 par value each)	$-	$-
Additional paid-in capital	6,861	6,861
Retained earnings	29,536	18,505
Accumulated other comprehensive loss	(9,387)	(8,671)
Unearned ESOP shares	(145)	(145)
Noncontrolling interests	1,152	886
Total equity	$28,017	$17,436
Total Capitalization	$48,838	$38,232

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information (the “pro forma financial statements”) present the consolidated financial statements of Historical Dow after giving effect to the distribution of Historical Dow’s agricultural sciences business (“Dow AgCo”) and Historical Dow’s specialty products business (“Dow SpecCo”) and the receipt of Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business) (“ECP”) resulting in what Dow refers to as “Dow.” Information in the unaudited pro forma combined financial statements is presented as follows:

•

The unaudited pro forma combined balance sheet as of June 30, 2018 (the “pro forma balance sheet”) was prepared based on (i) the unaudited consolidated balance sheet of Historical Dow as of June 30, 2018, (ii) the distribution of Dow AgCo and Dow SpecCo as if they had been consummated on June 30, 2018, and (iii) the receipt of ECP as if it had been consummated on June 30, 2018.

•

The unaudited pro forma combined statements of income, for the year ended December 31, 2017 and the six months ended June 30, 2018 (the “pro forma statements of income”) were prepared based on (i) the consolidated statements of income of Historical Dow for such periods, (ii) the distribution of Dow AgCo and Dow SpecCo as if they had been consummated on January 1, 2017, and (iii) the receipt of ECP as if it had been consummated on January 1, 2017.

Following the completion of the separation and distribution (including the receipt transaction), the historical financial statements of Dow will be recast to reflect the distribution of Dow AgCo and Dow SpecCo as discontinued operations for each period presented as well as to reflect the receipt of ECP as a common control transaction from the closing of the Merger on August 31, 2017.

The pro forma financial statements should be read in conjunction with the accompanying notes to the pro forma financial statements. In addition, the pro forma financial statements were based on and should be read in conjunction with the following financial statements and accompanying notes of Historical Dow for the applicable periods:

•

The unaudited consolidated financial statements of Historical Dow as of and for the six months ended June 30, 2018 and the accompanying notes thereto included in Historical Dow’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed with the SEC on August 3, 2018 (the “Historical Dow Second Quarter 2018 Form 10-Q”), which are referred to in this information statement as the “Historical Dow Second Quarter 2018 Financial Statements” and which are incorporated by reference herein from the pertinent pages thereof that are filed as Exhibit 99.3 to the Form 10.

•

The audited consolidated financial statements of Historical Dow as of and for the year ended December 31, 2017 and the accompanying notes thereto included in Historical Dow’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 15, 2018 (the “Historical Dow 2017 Form 10-K”), which are referred to in this information statement as the “Historical Dow 2017 Financial Statements” and which are incorporated by reference herein from the pertinent pages thereof that are filed as Exhibit 99.2 to the Form 10.

The pro forma financial statements, which were prepared in accordance with Article 11 of Regulation S-X, have been presented for informational purposes only and are not necessarily indicative of what Dow’s financial position or results of operations actually would have been had the distribution of Dow AgCo and Dow SpecCo and the receipt of ECP been completed as of the dates indicated above. In addition, the pro forma financial statements do not purport to project the future financial position or results of operations of Dow.

Pro forma adjustments to historical financial information are subject to assumptions described in the accompanying notes. Management believes that these assumptions and adjustments are reasonable and appropriate under the circumstances and are factually supported based on information currently available. The unaudited pro forma financial information set forth below primarily gives effect to the following:

•	the expected distribution of Dow AgCo and Dow SpecCo;

•	the expected receipt of ECP;

•	the reclassification of transactions between Dow and Dow AgCo and Dow SpecCo from intercompany transactions to trade transactions;

•	the reclassification of transactions between Dow and ECP from related party transactions (included in “Net sales”) to intercompany transactions;

•	the impact of a consummated divestiture agreed to with the European Commission (“EC”) as a condition of approval for the Merger; and

•	the impact of certain one-time costs related to the separation, distribution and related transactions.

As a result of discontinued operations accounting treatment, the pro forma financial statements include $206 million for the six months ended June 30, 2018 and $434 million and $382 million for the years ended December 31, 2017 and 2016, respectively, of costs previously assigned to Dow AgCo and Dow SpecCo that did not meet the definition of discontinued operations in accordance with Accounting Standards Codification (“ASC”) 205-20 “Discontinued Operations” (“ASC 205-20”). Dow expects to significantly reduce these costs in the future as part of its ongoing cost synergy program and efforts to further integrate and optimize its post-spin organization.

One-time transaction-related costs incurred prior to, or concurrent with, the closing of the Merger and the expected distribution and receipt transactions are not included in the pro forma statements of income. The pro forma financial statements do not reflect restructuring or integration activities or other costs following the separation, distribution and receipt transactions that may be incurred to achieve cost or growth synergies of Dow. As no assurance can be made that these costs will be incurred or the growth synergies will be achieved, no adjustment has been made.

Dow will incur certain nonrecurring third-party costs related to the separation, distribution and receipt transactions. Such nonrecurring amounts will include financial advisory, information technology, legal, accounting, consulting and other professional advisory fees and other transaction-related costs that will not be capitalized. The pro forma statements of income do not reflect these nonrecurring expenses.

Dow or certain of its subsidiaries intend to enter into various manufacturing, supply and service related agreements with Corteva and DowDuPont in connection with the separation (see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Other Agreements”). These agreements will provide for different pricing than the historical intercompany and intracompany practices of Historical Dow and Historical DuPont. Dow has not yet finalized all of the terms of these agreements, but intends to include additional details on the terms of the agreements in an amendment to the Form 10. Because the terms of these agreements have not been finalized, the financial impact cannot be determined at this time.

DOW

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF JUNE 30, 2018

(In millions)

	Historical Dow	Distribution of Dow AgCo and Dow SpecCo	Receipt of ECP	Pro Forma Adj.	Note 2 Ref.	Dow Pro Forma
Assets
Current assets
Cash and cash equivalents	$4,823	$–	$–	$–		$4,823
Marketable securities	133	–	–	–		133
Accounts and notes receivable:
Trade, net	8,951	(2,815)	220	–		6,356
Other	4,135	(581)	–	–		3,554
Inventories	9,346	(2,815)	426	–		6,957
Other current assets	898	(155)	3	–		746
Total current assets	28,286	(6,366)	649	–		22,569
Investments
Investments in nonconsolidated affiliates	3,755	(773)	108	–		3,090
Other investments	2,488	(2)	–	–		2,486
Noncurrent receivables	489	(41)	–	–		448
Total investments	6,732	(816)	108	–		6,024
Property
Property	60,761	(8,342)	822	–		53,241
Less accumulated depreciation	37,369	(5,469)	–	–		31,900
Net property	23,392	(2,873)	822	–		21,341
Other assets
Goodwill	13,894	(8,603)	3,597	–		8,888
Other intangible assets, net	5,236	(1,950)	1,193	–		4,479
Deferred income tax assets	1,672	(184)	40	488	A	2,016
Deferred charges and other assets	1,009	(56)	4	–		957
Total other assets	21,811	(10,793)	4,834	488		16,340
Total Assets	$80,221	$(20,848)	$6,413	$488		$66,274
Liabilities and Equity
Current liabilities
Notes payable	$862	$(12)	$–	$–		$850
Long-term debt due within one year	2,837	(4)	–	–		2,833
Accounts payable:
Trade	5,224	(989)	172	–		4,407
Other	3,939	(1,174)	–	–		2,765
Income taxes payable	736	(236)	–	–		500
Accrued and other current liabilities	3,294	(462)	44	–		2,876
Total current liabilities	16,892	(2,877)	216	–		14,231
Long-Term Debt	17,122	(9)	–	–		17,113
Other Noncurrent Liabilities
Deferred income tax liabilities	776	(684)	539	488	A	1,119
Pension and other postretirement benefits -noncurrent	10,305	(178)	6	–		10,133
Asbestos-related liabilities - noncurrent	1,179	–	–	–		1,179
Other noncurrent obligations	5,930	(872)	5	–		5,063
Total other noncurrent liabilities	18,190	(1,734)	550	488		17,494
Stockholders’ Equity
Common stock	–	–	–	–		–
Additional paid-in capital	6,861	–	–	–		6,861
Retained earnings	29,536	(16,678)	5,647	–		18,505
Accumulated other comprehensive loss	(9,387)	716	–	–		(8,671)
Unearned ESOP shares	(145)	–	–	–		(145)
Dow stockholders’ equity	26,865	(15,962)	5,647	–		16,550
Noncontrolling interests	1,152	(266)	–	–		886
Total equity	28,017	(16,228)	5,647	–		17,436
Total Liabilities and Equity	$80,221	$(20,848)	$6,413	$488		$66,274

See Notes to the Unaudited Pro Forma Combined Financial Statements

DOW

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

SIX MONTHS ENDED JUNE 30, 2018

(In millions, except per share amounts)

	Historical Dow	Distribution of Dow AgCo and Dow SpecCo	Receipt of ECP	Pro Forma Adj.	Note 3 Ref.	Dow Pro Forma
Net sales	$30,692	$(6,576)	$903	$76	B/C	$25,095
Cost of sales	23,952	(4,065)	623	76	B/C	20,586
Research and development expenses	793	(376)	12	–		429
Selling, general and administrative expenses	1,499	(550)	25	–		974
Amortization of intangibles	314	(102)	48	–		260
Restructuring and asset related charges (credits)—net	263	(138)	11	(23)	A	113
Integration and separation costs	433	–	53	(46)	A	440
Equity in earnings of nonconsolidated affiliates	474	(82)	3	–		395
Sundry income (expense)—net	88	(17)	9	–		80
Interest expense and amortization of debt discount	544	(20)	–	–		524
Income before income taxes	3,456	(1,424)	143	69		2,244
Provision for income taxes	769	(329)	28	16	F	484
Net income	2,687	(1,095)	115	53		1,760
Net income attributable to noncontrolling interests	66	(9)	–	–		57
Net Income Available for Dow Common Stockholder	$2,621	$(1,086)	$115	$53		$1,703
Unaudited pro forma earnings per common share:
Basic						[●]
Diluted						[●]
Average number of shares used in calculating unaudited pro forma earnings per common share:
Basic					G	[●]
Diluted					G	[●]

See Notes to the Unaudited Pro Forma Combined Financial Statements

DOW

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

(In millions, except per share amounts)

	Historical Dow	Distribution of Dow AgCo and Dow SpecCo	Receipt of ECP	Pro Forma Adj.	Note 3 Ref.	Dow Pro Forma
Net sales	$55,508	$(12,558)	$1,721	$99	B/C/E	$44,770
Cost of sales	44,308	(7,989)	1,267	(887)	A/B/C/D/ E/H	36,699
Research and development expenses	1,637	(854)	24	11	H	818
Selling, general and administrative expenses	2,917	(1,130)	73	(1)	A/H	1,859
Amortization of intangibles	624	(206)	96	–		514
Restructuring, goodwill impairment and asset related charges — net	3,100	(376)	18	–		2,742
Integration and separation costs	786	(18)	98	(150)	A	716
Equity in earnings of nonconsolidated affiliates	762	(372)	8	–		398
Sundry income (expense) — net	877	(285)	18	(222)	A/E/H	388
Interest expense and amortization of debt discount	976	(61)	–	–		915
Income before income taxes	2,799	(2,581)	171	904		1,293
Provision for income taxes	2,204	(657)	111	295	F	1,953
Net income (loss)	595	(1,924)	60	609		(660)
Net income (loss) attributable to noncontrolling interests	129	(28)	–	–		101
Net Income (Loss) Available for Dow Common Stockholder	$466	$(1,896)	$60	$609		$(761)
Unaudited pro forma loss per common share:
Basic						[●]
Diluted						[●]
Average number of shares used in calculating unaudited pro forma loss per common share:
Basic					G	[●]
Diluted					G	[●]

See Notes to the Unaudited Pro Forma Combined Financial Statements

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. Basis of Pro Forma Presentation

The accompanying unaudited pro forma financial statements for Dow were prepared in accordance with Article 11 of Regulation S-X and are based on the consolidated financial information of Historical Dow. The consolidated financial information has been adjusted in the accompanying pro forma financial statements to give effect to pro forma events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the pro forma statements of income, expected to have a continuing impact on the consolidated results.

Dow will account for the separation and distribution of Dow AgCo and Dow SpecCo and Dow’s receipt of ECP as transactions between entities under common control of their parent company, DowDuPont. Dow expects to present Dow AgCo and Dow SpecCo as discontinued operations upon distribution based on the guidance in ASC 205-20. Discontinued operations presentation involves removing the results of the discontinued businesses from the financial statements on a line-by-line basis and presenting the net results as “Income (Loss) from Discontinued operations, net of tax.” Since the distribution of Dow AgCo and Dow SpecCo are not reflected in the consolidated financial statements of Historical Dow, those transactions will be reflected for the purpose of pro forma financial statements.

The pro forma financial statements have been adjusted to reflect the receipt of ECP as if it had been consummated on January 1, 2017. The receipt of ECP will be treated as a common control transaction in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) from the closing of the Merger on August 31, 2017.

The presentation of the distribution of Dow AgCo and Dow SpecCo and the receipt of ECP represents management’s best estimate of Dow’s retrospectively adjusted historical financial statements. These estimates are preliminary and actual results could differ from these estimates.

2. Adjustments to Pro Forma Combined Balance Sheet

Explanations of the adjustments to the pro forma combined balance sheet are as follows:

A.	Reflects a $488 million impact on deferred tax assets and deferred tax liabilities from jurisdictional netting.

3. Adjustments to Pro Forma Combined Statements of Income

Explanations of the adjustments to the pro forma statements of income are as follows:

A.

Represents the elimination of one-time transaction costs directly attributable to the Merger and distribution transactions of $69 million for the six months ended June 30, 2018 and $1,042 million for the year ended December 31, 2017. These amounts include financial advisory fees, outside legal, accounting and professional consultancy fees, and other transaction-related costs. In addition, the value for the year ended December 31, 2017 includes costs associated with change in control provisions (including lump-sum payouts for Dow’s Executive Supplemental Retirement Plan and Elective Deferral Plan) as well as severance for certain employee agreements.

B.

Reflects the reclassification of $129 million for the six months ended June 30, 2018 and $221 million for the year ended December 31, 2017 of Historical Dow’s sale of certain products to Dow AgCo and Dow SpecCo. Prior to the separation and distribution, Historical Dow sold these products to Dow AgCo and Dow SpecCo on an intracompany or intercompany basis. Pursuant to the terms of supply agreements, after the distribution Dow will reflect the sale of these products as trade sales in its consolidated statements of income.

C.

Reflects the elimination of sales between Dow and ECP of $53 million for the six months ended June 30, 2018 and $32 million for the year ended December 31, 2017 that will be treated as intercompany sales after the receipt of ECP.

D.	Reflects the removal of cost of sales of $120 million for the year ended December 31, 2017 related to the amortization of ECP’s inventory step-up recognized in connection with the Merger.

E.

As a condition of the EC’s regulatory approval of the Merger, Historical Dow divested its global Ethylene Acrylic Acid (“EAA”) copolymers and ionomers business to SK Global Chemical Co., Ltd. (collectively, the “Dow Divested Assets”) on September 1, 2017. The pro forma statements of income give effect to the elimination of “Net sales” ($90 million) “Cost of sales” ($59 million) and other income and expense ($227 million) related to the Dow Divested Assets for the year ended December 31, 2017.

F.

Represents the income tax effect of the pro forma adjustments related to the transactions calculated using statutory tax rates by jurisdiction, resulting in a tax rate of 23.0 percent in the first six months of 2018 and 37.5 percent in 2017. Management believes the tax rate provides a reasonable basis for the pro forma adjustments, however, the effective tax rate of Dow could be significantly different depending on the mix of activities.

G.

Reflects the number of common shares expected to be outstanding upon completion of the distribution. As of the distribution date, Historical Dow equity will be exchanged to reflect the distribution of shares of Dow common stock to DowDuPont stockholders at a distribution ratio of [●] shares of Dow common stock for every [●] shares of DowDuPont common stock.

H.

Reflects changes resulting from the adoption of Accounting Standards Update (“ASU”) 2017-07, “Compensation—Retirement Benefits” (Topic 715) impacting “Cost of sales” (a reduction of $696 million), “Research and development expenses” (an increase of $11 million), “Selling, general and administrative expenses” (an increase of $3 million) and “Sundry income (expense)—net” (expense of $682 million).

4. Dow AgCo and Dow SpecCo Distribution

The pro forma financial statements have been adjusted to reflect the distribution of Dow AgCo and Dow SpecCo, which is expected to be treated as discontinued operations upon distribution. Since the distribution has not yet been reflected in the consolidated financial statements of Historical Dow, pro forma combined statements of income have been provided within this Note for the years ended December 31, 2016 and 2015, to provide pro forma presentation of the distribution for three years, consistent with the requirements of ASC 205-20.

The following pro forma combined statements of income do not reflect what Dow’s result of operations would have been on a standalone basis and are not necessarily indicative of Dow’s future results of operations.

The information in the distribution column in the pro forma combined statements of income was prepared based on Historical Dow’s audited financial statements for the years ended December 31, 2016 and 2015, and only includes costs that are directly attributable to the operating results of Dow AgCo and Dow SpecCo.

DOW

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

(In millions, except per share amounts)

	Historical Dow [1]	Distribution of Dow AgCo and Dow SpecCo	ASU Impact [2]	Dow Adjusted
Net sales	$48,158	$(12,059)	$–	$36,099
Cost of sales	37,640	(7,774)	28	29,894
Research and development expenses	1,584	(848)	9	745
Selling, general and administrative expenses	2,956	(1,140)	(3)	1,813
Amortization of intangibles	544	(200)	–	344
Restructuring and asset related charges - net	595	(16)	–	579
Integration and separation costs	349	–	–	349
Asbestos-related charge	1,113	–	–	1,113
Equity in earnings of nonconsolidated affiliates	442	(254)	–	188
Sundry income (expense) - net	1,452	(893)	34	593
Interest expense and amortization of debt discount	858	(31)	–	827
Income before income taxes	4,413	(3,197)	–	1,216
Provision (credit) for income taxes	9	(278)	–	(269)
Net income	4,404	(2,919)	–	1,485
Net income attributable to noncontrolling interests	86	(33)	–	53
Net income attributable to Dow	4,318	(2,886)	–	1,432
Preferred stock dividends	340	–	–	340
Net Income Available for Dow Common Stockholder	$3,978	$(2,886)	$–	$1,092

Unaudited pro forma earnings per common share:
Basic	3.57			[●]
Diluted	3.52			[●]
Average number of shares used in calculating unaudited pro forma earnings per common share:
Basic	1,108.1			[●]
Diluted	1,123.2			[●]
[1]

The results for 2016 were negatively impacted by net $1,782 million of unusual and nonrecurring items including: $1,235 million related to the urethane matters legal settlements; $1,113 million of asbestos-related charges; a $2,106 million favorable impact from the Dow Silicones ownership restructure; $454 million of restructuring charges; $544 million of transactions and productivity costs and a net unfavorable $542 million of other unusual and nonrecurring items.

[2]	Reflects changes resulting from the adoption of ASU 2017-07, “Compensation—Retirement Benefits” (Topic 715).

DOW

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

(In millions, except per share amounts)

	Historical Dow [1]	Distribution of Dow AgCo and Dow SpecCo	ASU Impact [2]	Dow Adjusted
Net sales	$48,778	$(11,677)	$–	$37,101
Cost of sales	37,745	(7,858)	(232)	29,655
Research and development expenses	1,598	(834)	(34)	730
Selling, general and administrative expenses	2,948	(1,104)	(50)	1,794
Amortization of intangibles	419	(196)	–	223
Restructuring and asset related charges – net	559	(156)	–	403
Integration and separation costs	23	–	–	23
Equity in earnings of nonconsolidated affiliates	674	(166)	–	508
Sundry income (expense) – net	4,716	(198)	(316)	4,202
Interest expense and amortization of debt discount	946	(52)	–	894
Income before income taxes	9,930	(1,841)	–	8,089
Provision for income taxes	2,147	(556)	–	1,591
Net income	7,783	(1,285)	–	6,498
Net income attributable to noncontrolling interests	98	(27)	–	71
Net income attributable to Dow	7,685	(1,258)	–	6,427
Preferred stock dividends	340	–	–	340
Net Income Available for Dow Common Stockholder	$7,345	$(1,258)	$–	$6,087
Unaudited pro forma earnings per common share:
Basic	6.45			[●]
Diluted	6.15			[●]
Average number of shares used in calculating unaudited pro forma earnings per common share:
Basic	1,130.1			[●]
Diluted	1,241.4			[●]
[1]

The results for 2015 were favorably impacted by net $3,730 million of unusual and nonrecurring items including: the favorable impact of $4,276 million related to business divestitures (including the split-off of the chlorine value chain), $415 million of restructuring charges, $194 million of transactions and productivity costs and a net favorable $63 million of other unusual and nonrecurring items.

[2]	Reflects changes resulting from the adoption of ASU 2017-07, “Compensation—Retirement Benefits” (Topic 715).

5. Earnings (Loss) Per Share

The number of shares of Dow common stock used to compute the unaudited pro forma earnings per common share-basic is based on the weighted-average DowDuPont basic shares outstanding for the year ended December 31, 2017 and six months ended June 30, 2018, adjusted for the distribution ratio of [●] shares of Dow common stock for every [●] shares of DowDuPont common stock.

The unaudited pro forma earnings per common share-diluted and pro forma weighted-average diluted shares outstanding give effect to the potential dilution from the issuance of shares of Dow common stock related to stock-based awards granted to Historical Dow’s employees under DowDuPont’s stock-based compensation programs. This calculation may not be indicative of the dilutive effect that will actually result from Dow’s stock-based awards issued in connection with the adjustment of outstanding DowDuPont stock-based awards or the grant of new stock-based awards. The number of dilutive shares of common stock underlying Dow’s stock-based awards issued in connection with the adjustment of outstanding DowDuPont stock-based awards will not be determined until the distribution date or shortly thereafter.

Share Count Information (Shares in millions)	Jun 30, 2018		Dec 31, 2017
Dow common shares outstanding outstanding—basic [1]:
DowDuPont common shares outstanding—basic	2,312.9		1,579.8
Conversion ratio	[●	]	[●	]
Dow common shares outstanding—basic	[●	]	[●	]
Dow common shares outstanding—diluted [1]:
DowDuPont common shares outstanding—diluted	2,329.0		1,579.8
Conversion ratio	[●	]	[●	]
Dow common shares outstanding—diluted [2]	[●	]	[●	]
[1]	Dow basic and diluted common share calculations are based on the weighted average DowDuPont share counts for the year ended December 31, 2017 and six months ended June 30, 2018.
[2]

For the year ended December 31, 2017, Dow calculated a pro forma “Net Loss Available for Common Stockholders.” In accordance with U.S. GAAP, “DowDuPont common shares outstanding-basic” was used in the calculation of “Dow common shares outstanding-diluted.”

THE BUSINESS

Dow NewCo was formed on August 30, 2018 to serve as a holding company for Dow. Dow will continue to be headquartered in Midland, Michigan. Dow combines science and technology to develop materials science solutions that are essential to human progress. Dow’s ambition is to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Following the separation, Dow will employ its leading product portfolios and technology platforms, broad geographic reach and operational scale to deliver differentiated products and solutions to approximately 23,000 customers through a focused business portfolio primarily aligned with three consumer-driven market verticals: consumer care, infrastructure and packaging. Dow’s products will be manufactured at 114 sites in 32 countries around the world. In 2017, on a pro forma basis, Dow employed approximately 39,000 people and delivered pro forma sales of approximately $44.8 billion, pro forma operating EBIT of $5.5 billion and pro forma operating EBITDA of $8.2 billion. See the sections entitled “Unaudited Pro Forma Combined Financial Information” and “Supplemental Pro Forma Segment Results for Dow” for additional information.

In connection with the separation, DowDuPont will undertake the Internal Reorganization and Business Realignment such that, at the time of the distribution, Dow NewCo will hold DowDuPont’s materials science business, which will be comprised of DowDuPont’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics segments. Consequently, the assets and liabilities related to Historical DuPont’s ethylene and ethylene copolymers businesses (other than its ethylene acrylic elastomers business) will be transferred to Dow, but Dow will no longer hold the Historical Dow agricultural sciences business or its legacy businesses that are aligned with DowDuPont’s specialty products division. See the sections entitled “Merger, Intended Separations, Reorganization and Financial Statement Presentation—Internal Reorganization” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement.”

The discussion in this section primarily relates to the business of Dow as it will be constituted and its business is expected to be operated following the separation and distribution. Consequently, except as otherwise indicated, the discussion of Dow’s business in this section assumes that the Internal Reorganization and Business Realignment and the other transactions being undertaken in connection with the separation and distribution have been completed and that Dow holds only the materials science business of DowDuPont. As a result, unless otherwise indicated, references to Dow’s current or historical business, operations, products or activities refer to such information on a pro forma basis after giving effect to such transactions. See the sections entitled “Merger, Intended Separations, Reorganization and Financial Statement Presentation—Internal Reorganization” and “Unaudited Pro Forma Combined Financial Information.” Notwithstanding this, Dow has also included for context and comparison purposes certain discussion of the legacy business and operations of Historical Dow. Such discussion generally refers to “Historical Dow.”

Dow’s Strategy

Dow strives to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world – one that is driven by world-class talent and enabled by leading products and technologies.

Dow pursues this ambition with industry-leading materials science capabilities and competitive cost positions applied to three attractive markets: consumer care, infrastructure and packaging. These sectors have strong consumer-driven demand trends, including: urbanization; growing middle-class populations, particularly in the emerging world; increasing demand for sustainable solutions that support a circular economy and lower energy intensity; and shifting value chain interactions that are driving demands for digital business models and sharper data insights.

Dow’s goal is to deliver profitable growth over the long-term by aligning its actions to a core set of strategic priorities:

•

Maintain and improve Dow’s leadership positions in attractive growth markets where Dow’s leading materials science expertise, unparalleled global reach and customer and value chain understanding is recognized and rewarded;

•

Focus on innovation and capitalizing on growth and value-add materials science opportunities between Dow’s technology platforms by leveraging Dow’s leading R&D and process technology capabilities to quickly adapt and innovate for the benefit of Dow’s customers and value chain partners through developing new and next generation products, formulations and novel solutions;

•	Maintain Dow’s foundation of operational excellence, exemplified by Dow’s long-standing hallmark performance in safe, reliable, and sustainable operations;

•

Exercise disciplined resource and capital allocation, focused on maintaining our leadership positions, driving profitable growth and improving return on invested capital. This includes a near-term focus on incremental, less capital intensive and fast payback investments that continue to drive organic growth and enhance Dow’s asset flexibility, reliability and efficiency, without sacrificing Dow’s ability to evaluate the best long-term growth opportunities;

•

Drive continuous productivity, creating efficiency gains in Dow’s manufacturing and corporate operations in order to enhance Dow’s cost positions, increase throughput and maintain a streamlined corporate infrastructure, in part driven by integrating digitalization across our operations, businesses and work processes;

•	Disciplined portfolio management that continually assesses whether Dow’s portfolio is optimized to fit the company’s strategy and priorities based on return and competitive position criteria;

•

Commitment to sustainability in Dow’s products, operations and supply chains, which includes a continuation of Dow’s global industry leadership in transparency of sustainability reporting and goal setting; and

•	A fully inclusive organization that seeks to enhance Dow’s employee and customer experiences and strengthen Dow’s understanding of the communities it serves.

In summary, Dow expects its strategy to further deepen its position as the industry’s leading materials science company and enhance the vitality of Dow’s customer relationships and the value Dow’s customers’ place on its product solutions—leading to higher returns on invested capital, increasing free cash flow (cash flows from operating activities less capital expenditures) and enhanced stockholder value.

Dow’s Competitive Strengths

Over its more than 120 years of history, Dow has set itself apart with a number of competitive strengths that each support its strategic pillars and highlight how Dow is positioned to win with customers and in its core market verticals.

Best-in-Class Manufacturing Scale, Global Reach and Value Chain Knowledge

Dow produces products at 114 manufacturing sites in 32 countries around the world, utilizing proprietary technologies to deliver differentiated solutions for its customers. Dow’s manufacturing footprint has a hallmark reputation for sustainability and safe, reliable operations. In addition, Dow’s assets are known for their low-cost structure, flexibility and vertical integration. A significant portion of Dow’s assets are based in low-cost regions around the world, including the U.S. Gulf Coast, Canada, Argentina and the Middle East. In other regions, such as Europe, Dow’s feedstock infrastructure and flexibility and asset scale give Dow unique upstream cost advantages over other competitors in the same region. Additionally, co-located sites across value chains provide a greater ability to optimize asset utilization and lower cost. This vertical integration model yields several benefits, including increased security of raw material supply, captive demand and superior supply chain management.

Today Dow manufactures products spanning more than 3,200 product families. With customers in more than 150 countries, Dow’s global reach is unparalleled in the industry. As a result of its vast manufacturing footprint, Dow has a sophisticated integrated supply chain network that ensures the highest level of efficiency and performance, from demand planning to order fulfillment, and employs the use of data analytics, “smart” sensors and other digital-based technologies to improve reliability and safety in-transit. Dow’s supply chain organization operates globally across the end-to-end value chain to deliver a world-class experience to approximately 23,000 customers.

Moving forward, Dow expects to continue its focus on maximizing production capabilities through investments in efficiency enhancements and reliability. Additionally, Dow will continue to identify areas for cost-cutting opportunities, including management structure delayering, facility rationalizations and removal of duplicate corporate structures in businesses, functions and geographies. Dow sees the next step-change in performance coming from greater digitalization and automation of its sites, including: smart sensor technology; predictive maintenance monitoring; and robotics that eliminate the need for humans to perform inspections, elevated work, and other tasks with higher risk to personnel. Dow expects this digitalization approach to not only drive safety improvements, but also drive a lower cost-to-serve through productivity gains and enhanced reliability.

Leading Global Market Positions in Growing, Consumer-Driven End Markets

Dow has leading global market positions in the product chains and core market verticals where it participates, and Dow intends to continue building on those positions for the benefit of its customers and stockholders. Dow’s strategy of focusing on three core end-markets—consumer care, infrastructure and packaging—is a reflection of existing and substantial presence and global leadership position in these fast growing sectors. These market verticals represent growing, attractive sectors that are linked with consumer-driven trends, including: urbanization; growing middle-class populations, particularly in the emerging world; increasing demand for sustainable solutions that support a circular economy and lower energy intensity; and shifting value chain interactions that are driving demands for digital business models and sharper data insights.

In Performance Materials & Coatings, Dow provides innovative solutions to meet the needs of the coatings, home care, personal care, appliance and industrial end-markets through acrylics-, cellulosics- and silicone-based technology platforms that deliver attributes such as texture, feel, scent, durability and consistency. Dow is a leading coatings raw materials supplier, serving the global architectural and industrial coatings sectors with leading positions in acrylic binders, opaque polymers, rheology modifiers and polyacid/carboxylate dispersants. The business also has substantial raw material integration through its comprehensive monomers portfolio—Dow is a leading producer of acrylic and methacrylic monomers, which are critical building blocks for downstream coatings applications. Dow is also the world’s leading silicones producer, with broad chemistry toolkits and R&D capabilities, large scale and a diverse geographic footprint. The Dow silicones franchise is a low cost producer of siloxanes and has one of the most comprehensive back integrated manufacturing footprints in the industry. Dow’s upstream siloxanes assets are back integrated into key building blocks, including silicon metal. The silicones business provides solutions for a wide range of market sectors, including non-residential construction; pressure sensitive release liners for use in labeling, sealing and packaging; and silicone elastomers.

In Industrial Intermediates & Infrastructure, Dow supports its customers by developing solutions to enhance quality and comfort, efficiency, product effectiveness and durability in manufacturing processes, infrastructure end-markets and downstream finished goods. Dow is a leading provider of solutions for durable and white goods; adhesives and sealants; and industrial intermediates and additives. Dow achieves this through its position as the world’s largest producer of purified ethylene oxide, propylene oxide, propylene glycol and polyether polyols, and a leading producer of solvents and amines, aromatic isocyanates and fully formulated polyurethane systems, with an extensive global network of world scale back-integrated assets. The Industrial Solutions business has extensive scale and global reach and captures value growth in attractive markets growing above GDP throughout its industry-

leading scale, back-integration, operational excellence and digitalization capabilities as well as through joint venture (“JV”) partnerships. The Polyurethanes & CAV business has been a global leader for more than six decades in the development and formulation of differentiated polyols and systems, delivering a broad range of rigid, semi-rigid and flexible foams; sealants; coatings; and binders used in a variety of consumer products and industrial applications; as well as offering key building blocks such as cellulose ethers, redispersible latex powders, silicones and acrylic emulsions for differentiated building and construction materials. These leading positions and the ability to continue to grow with customers, particularly in emerging geographies, are further bolstered by the Sadara Chemical Company (“Sadara”) JV footprint in the Middle East. Sadara is a world-scale complex with 26 production facilities, 14 of which manufacture products never before produced in Saudi Arabia, to serve the needs of the growing middle class and urbanization trends across the Middle East, Africa, Eastern Europe and Asia Pacific.

In Packaging & Specialty Plastics, Dow employs leading process design, catalyst technology, and application development capabilities to deliver differentiated polyethylene, polyolefin elastomer, ethylene propylene diene monomer (“EPDM”), ethylene copolymer and adhesives solutions, providing more reliable and durable, higher performing and more sustainable plastics to customers in key growth markets. Dow is a world leader in food and specialty packaging; industrial and consumer packaging; health and hygiene; caps, closures and pipe applications; consumer durables and infrastructure. Dow maintains its leadership through product differentiation and deep relationships across the value chain, as well as through its position as the largest and one of the most experienced global producers of ethylene and a leading producer of propylene and aromatic products, polyolefin elastomers and EPDM rubber. Dow has further solidified these leadership positions with comprehensive, cost-advantaged growth investments in the U.S. Gulf Coast and through the Sadara JV footprint in the Middle East to service the Americas, Middle East, Africa and Asia Pacific growth, respectively.

Market-Driven Technology and Intellectual Property Enables Materials Science Expertise

The Dow businesses have a long history of delivering market-driven and value-added products and technologies to customers and the end-markets they serve. Dow’s product offerings are enhanced by proprietary technology capabilities, which include: high throughput research; catalyst discovery and development; polymer and materials science; rapid prototyping; and process and engineering development. These capabilities are utilized at state-of-the-art laboratories around the world, which leverage a global set of capabilities and expertise to deliver local solutions.

In 2017, Dow scientists introduced approximately 2,700 new products aligned to Dow and secured approximately 380 U.S. patent grants that are aligned with Dow’s Performance Materials & Coatings, Industrial Intermediates & Infrastructure, and Packaging & Specialty Plastics segments. This robust product pipeline is valued and rewarded by customers—sales from patent-advantaged products typically carry approximately a 1,000 basis-point premium over non-patent advantaged product sales. To protect and further this advantage, Dow has made focused investments in research and development capabilities, including high throughput research, high performance computing, and rapid prototyping, which today allow Dow to quickly translate customers’ problems into viable solutions sets, and then rapidly prototype and deliver end-products. Dow’s ability to respond to customer needs faster and in a more targeted way has earned closer partnerships and a seat at the design table throughout its core value chains.

The industry has also continued to acknowledge Dow’s technology leadership with Historical Dow having received several awards and recognitions related to operations, products and technologies that will be continued by Dow. Some examples from 2017 include:

•

Named “Innovator of the Year” by Ringier Technology Innovation Awards recognizing Historical Dow’s ability to deliver sustainable cutting-edge solutions by combining the power of science and technology for innovations essential to human progress;

•	Ten R&D 100 Awards—R&D Magazine designed to identify and celebrate the top 100 revolutionary technologies introduced during the past year;

•	Two Edison Awards for Breakthrough Technologies for Dow ACCUTRACE™ Fuel Markers used to combat fuel tax evasion; and Dow CANVERA™ Polyolefin Dispersions for metal can coating; and

•	ICIS Best Process Innovation Award for Enhanced Olefins Process (FCDh) Technology.

Going forward, Dow’s technology and development goals will be focused on: manufacturing process improvements to reduce costs; higher overall value-in-use; and hybrid technologies that take advantage of the benefits between technology platforms to deliver unique product properties with superior performance.

Diverse and Deep Customer Relationships with Strong Track Record of Collaboration

Dow’s track record of collaboration and customer knowledge has made Dow the go-to partner in its core end-markets of consumer care, infrastructure and packaging. Dow serves approximately 23,000 customers in more than 150 countries around the world. Many of Dow’s commercial, logistics and industrial relationships have been in place for decades and are based on a proven value proposition of safely and reliably supplying unique products and technologies. Knowledge of customers’ business needs—and the eventual consumers’ needs—is at the core of Dow’s R&D activities. Dow also utilizes numerous digital technologies, from advanced analytics to artificial intelligence, throughout its commercial organization, providing market insights into consumer trends and enabling Dow to better serve customers.

Broad Geographic Footprint, Well-Positioned to Capture Demand Growth

Dow’s strong global presence allows it to serve a broad customer base, providing Dow with geographically diversified revenue and earnings streams. Furthermore, even as the nature of global demand and supply chains change over time, Dow’s broad geographic footprint gives it the flexibility to shift with these dynamics to continue producing products close to the customer. As customers, and the eventual end-market consumers, have increasingly demanded local solutions, Dow has also leveraged its capabilities into the geographies it serves. Dow operates a global commercial and development network that features eight state-of-the-art R&D centers, covering each of the major geographies, with several additional laboratories and technical service centers around the world positioned to meet the growth and product development needs of customers. These centers provide market insights that allow Dow to develop customized local solutions. Including its main manufacturing sites, Dow will have manufacturing facilities and holdings in all geographic regions:

•	Asia Pacific—24 manufacturing facilities in 12 countries

•	Europe, Middle East and Africa (“EMEA”)—35 manufacturing facilities in 14 countries

•	Latin America—18 manufacturing facilities in 4 countries

•	U.S. & Canada—37 manufacturing facilities in 2 countries

Growth is also expected to be accelerated by Dow’s substantial presence in emerging geographies where economic expansion continues to be well ahead of the global average. Some key trends that Dow expects will continue to drive product demand growth in these emerging economies include: urbanization; rising middle class populations and incomes; faster adoption of higher-end products and technologies; and greater demand for more sustainable and responsible product sourcing and end-use products. This emerging region growth is further supported by the Sadara joint venture footprint in the Middle East, which is positioned to serve faster-growing economies in Asia Pacific, Eastern Europe and Africa.

Dow also still maintains substantial positions in the developed world, primarily in the U.S. & Canada and Europe. While growth in these regions is lower than the emerging economies, Dow is uniquely positioned to expand faster as a result of a series of growth investments that are beginning to come online. In the U.S. Gulf Coast, Dow is approaching the full commercialization of a series of growth investments that take advantage of low-cost feedstocks derived from U.S. shale gas and further position Dow to maintain and grow its positions in the Americas. Looking ahead, Dow has already announced a series of “second wave” investments that will bring new downstream increments of capacity online in the U.S., Canada and Europe, enabling above-trend growth to continue into the next decade.

World Class Safety and Reliable Operations

Dow’s commitment to safety and world-leading operations performance is central to its “license to operate” in communities around the world. Dow’s top priority has always been—and will continue to be—protecting human health and the environment, while using resources in a responsible and sustainable manner.

Dow has a long, rich history of proven safety excellence, and it is woven into all that it does—from production sites to offices, from safe driving to the safe transport, use and disposal of products. Dow is a leader in environmental, health and safety performance, characterized by aggressive goals, best practices, proven processes and behaviors that reinforce a strong safety culture.

Dow’s commitment to sustainability extends into the board room as well. For more than 30 years, Historical Dow maintained a voluntary committee of its board of directors focused on environment, health and safety matters and Dow will continue this practice, further underscoring Dow’s long-held commitment to institutionalize a safety and sustainability mindset throughout the organization.

Historical Dow’s commitment to safe and reliable operations, which will be continued by Dow, is reflected in numerous awards and industry recognition that Historical Dow received in 2017, including:

•	Four Manufacturing Leadership Awards and Manufacturer of the Year by Frost & Sullivan; and

•	Eight RESPONSIBLE CARE® Awards by the American Chemistry Council.

Commitment to Advancing Sustainability

Dow is also a leader in advancing a clear and transparent sustainability strategy and set of metrics. Sustainability is an inherent part of Dow’s long-term value proposition, and it guides the decisions made to drive responsible behaviors, bottom-line financial benefits and benefits to the communities in which Dow operates. Dow has long been—and remains—committed to applying science and engineering expertise to create sustainable solutions to some of the world’s greatest challenges such as the need for fresh food, more durable infrastructure, energy efficiency, and more sustainable and better performing consumer products. Dow is continuing to reduce its own footprint; deliver ever-increasing value to customers and society through its handprint of products and solutions; and lead in developing blueprints for a sustainable planet and society.

In 1995, Historical Dow launched its first 10-year Environment, Health and Safety (“EH&S”) Goals, an ambitious plan that established Dow as a leader in transparently disclosing targets and progress against them. Historical Dow set the bar even higher with the introduction of its 2015 Sustainability Goals. This ambitious set of goals focused efforts on strengthening relationships in the communities where Historical Dow operated, continuing to improve product stewardship and innovation to solve some of the world’s most pressing problems and reducing Dow’s global footprint. In April 2015, Historical Dow established the 2025 Sustainability Goals, its third generation of 10-year sustainability goals, which were developed in parallel with the United Nations Sustainable Development Goals and are designed to redefine the role of business in society. Historical Dow also actively participated on the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures.

Historical Dow’s sustainability leadership, which Dow intends to continue, is reflected in several industry recognitions that Historical Dow received in the past year, including:

•	Eleven-time recipient of U.S. EPA Presidential Green Chemistry Challenge Award;

•	Green Sports Alliance’s Environmental Innovator of the Year; and

•	U.S. EPA Safer Choice Partner of the Year Award in 2017.

Experienced Management Team with Deep Industry Expertise

Dow has a strong executive management team with proven track records and decades of demonstrated leadership at the company.

James R. Fitterling, who will serve as Dow’s Chief Executive Officer following the distribution, is currently the Chief Executive Officer of TDCC, since July 2018, and the Chief Operating Officer of DowDuPont’s Materials Science Division, since September 2017. He also previously served as president of TDCC since 2016 and chief operating officer of TDCC since 2015 and has served since 2012 as a member of Historical Dow’s most senior executive committee that set the strategic direction, defined priorities, established corporate policy, and managed governance and enterprise-level decisions for Historical Dow. His prior experience includes nearly 35 years in a variety of sales, marketing, supply chain and business leadership positions, including vice president of Dow’s Corporate Development and president of Dow’s Plastics and Hydrocarbons businesses. Mr. Fitterling has been instrumental in leading key strategic investments and portfolio management by Dow, including oversight of $12 billion in growth investments on the U.S. Gulf Coast; the divestiture of Dow’s Styron business to Bain Capital; and the split-off of Dow’s U.S. Gulf Coast Chlor-Alkali and Vinyl, global Chlorinated Organics, and global Epoxy business units to Olin Corporation.

Howard I. Ungerleider, who will serve as Dow’s President and Chief Financial Officer following the distribution, is currently the Chief Financial Officer of TDCC, since October 2014, and President of TDCC, since July 2018, and the Chief Financial Officer of DowDuPont, since September 2017. He also previously served as vice chairman of TDCC from 2015 to July 2018, where he also served as a member of Historical Dow’s most senior executive committee. He previously held leadership roles including president of Historical Dow’s Performance Plastics division and executive vice president of Historical Dow’s Advanced Materials division. His Dow career has spanned nearly 30 years and a variety of commercial, business, financial, geographic, functional and enterprise-level leadership roles. Mr. Ungerleider had executive oversight for the 2016 ownership restructure and integration of Dow Corning Corporation’s (now known as Dow Silicones Corporation) $6 billion silicones business—previously a 50:50 joint venture—into Historical Dow and the achievement of all financial and operational commitments associated with the transaction.

Additional executive officers will be selected prior to the distribution to serve as executive officers after the distribution, and information concerning those executive officers will be included in an amendment to the Form 10.

Inclusive, Diverse and Aligned Organization

Dow’s team of diverse and talented colleagues is fundamental to its success, and one of the company’s core strengths. Dow aspires to be a leader in inclusion through authenticity, respect and equality, ensuring that the ideals of inclusion and diversity are embedded in everything it does. Dow believes this environment contributes to making Dow a great place to work; enhances employee and customer experiences; and strengthens Dow’s understanding of the communities it serves. Dow believes it is an important contributor to business growth, and is a reflection of the company’s values of integrity and respect for people. Dow also sees inclusion and diversity as a responsibility as a corporate citizen, and as an enabler of the company’s license to operate in its communities.

Dow intends to continue Historical Dow’s practice of measuring and benchmarking culture and employee engagement regularly, and taking action on corporate priority areas for improvement. Historical Dow’s commitment to creating a workplace that fosters inclusion, collaboration, safety and well-being for all employees is reflected in the 28 employer awards that the company received in the past year, including:

•	Top 50 in Diversity Inc.’s annual list of best companies for diversity and inclusion management;

•	Disability Equality Index—Dow achieved the highest possible score for the second consecutive year;

•	Human Rights Campaign’s (HRC) “Best Places to Work” for lesbian, gay, bisexual, transgender and queer people—Dow has received this top HRC recognition for 13 consecutive years; and

•

“Top Employer” recognition in Canada, China, Egypt, Germany, Ghana, India, Kenya, Mexico, The Netherlands, Nigeria, Russia, Saudi Arabia, South Africa, Sweden, Switzerland, United Arab Emirates, and United States by the Top Employer Institute.

Dow’s Operating Segments

Following the separation and distribution, Dow’s portfolio of six global businesses will be organized into three operating segments: Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics. See the section entitled “Supplemental Pro Forma Segment Results for Dow” for further discussion of Dow’s operating segments.

Performance Materials & Coatings includes industry-leading franchises that deliver a wide array of solutions into consumer and infrastructure end-markets. The segment consists of two global businesses: Coatings & Performance Monomers and Consumer Solutions. These businesses primarily utilize Dow’s acrylics-, cellulosics- and silicone-based technology platforms to serve the needs of the architectural and industrial coatings, home care and personal care end-markets. Both businesses employ materials science capabilities, global reach and unique products and technology to combine chemistry platforms to deliver differentiated offerings to customers.

Coatings & Performance Monomers consists of two businesses: Coating Materials and Performance Monomers. The Coating Materials business makes critical ingredients and additives that help advance the performance of paints and coatings. The business offers innovative and sustainable products to accelerate paint and coatings performance across diverse market segments, including architectural paints and coatings, as well as industrial coatings applications used in maintenance and protective industries, wood, metal packaging, traffic markings, thermal paper and leather. These products enhance coatings by improving hiding and coverage characteristics, enhancing durability against nature and the elements, reducing volatile organic compounds (“VOC”) content, reducing maintenance and improving ease of application. The Performance Monomers business manufactures critical building blocks based on acrylics needed for the production of coatings, textiles, and home and personal care products.

Consumer Solutions consists of three businesses: Performance Silicones; Silicone Feedstocks & Intermediates; and Home & Personal Care. Performance Silicones uses innovative, versatile silicone-based technology to provide ingredients and solutions to customers in high performance building, consumer goods, elastomeric applications and the pressure sensitive adhesives industry that help them meet modern consumer preferences in attributes such as texture, feel, scent, durability and consistency. Dow’s wide array of silicone-based products and solutions enable Dow’s customers to: increase the appeal of their products; extend shelf life; improve performance of products under a wider range of conditions; and provide a more sustainable offering. Silicone Feedstocks & Intermediates provides standalone silicone materials that are used as intermediates in a wide range of applications including adhesion promoters, coupling agents, crosslinking agents, dispersing agents and surface modifiers. The Home & Personal Care business collaborates closely with global and regional brand owners to deliver innovative solutions for creating new and unrivaled consumer benefits and experiences in cleaning, laundry, skin and hair care applications, among others.

	Applications/Market Segments	Major Products	Key Raw Materials	Key Competitors
Coatings & Performance Monomers	Acrylic binders for architectural paints and coatings, industrial coatings and paper; adhesives; dispersants; impact modifiers; inks and paints; opacifiers and surfactants for both architectural and industrial applications; plastics additives; processing aids; protective and functional coatings; rheology modifiers

ACOUSTICRYL™ Liquid-Applied Sound Damping Technology; acrylates; ACRYSOL™ Rheology Modifiers; AVANSE™ Acrylic Binders; EVOQUE™ Pre-Composite Polymer; foam cell promoters; FORMASHIELD™ Acrylic Binder; high-quality impact modifiers; MAINCOTE™ Acrylic Epoxy Hybrid; methacrylates; processing aids; RHOPLEX™ Acrylic Resin; TAMOL™ Dispersants; vinyl acetate monomers; weatherable acrylic capstock compounds for thermoplastic and thermosetting materials

			Acetone, butyl acrylate, methyl methacrylate, propylene, styrene	Arkema, BASF, Celanese, Evonik, LyondellBasell, Nan Ya, Owens-Corning, Wacker Chemie
Consumer Solutions	Personal care, color cosmetics, baby care, home care and specialty applications with a key focus on hair care, skin care, sun care, cleansing, as well as fabric, dish, floor, hard surface and air care applications; commercial glazing; electrical and high-voltage insulation; lamp and luminaire modules assembly; oil and gas; paints and inks; release liners, specialty films and tapes; sporting goods; 3D printing	Adhesives and sealants; antifoams and surfactants; coatings and controlled release; coupling agents and crosslinkers; EVOLV3D™ Printing Technology; fluids, emulsions and dispersions; formulating and processing aids; granulation and binders; oils; polymers and emollients; opacifiers; reagents; resins, gels and powders; rheology modifiers; rubber; silicone elastomers; solubility enhancers; aerospace composites; surfactants and solvents; SILASTIC™ Silicone Elastomers; DOWSIL™ Silicone Products	Hydrochloric acid, methanol, platinum, silicon metal, silica	Elkem, Momentive, Shin-Etsu, Wacker Chemie

In 2017, the Performance Materials & Coatings segment achieved pro forma net sales of $8.8 billion and pro forma Operating EBIT of $863 million. See “Supplemental Pro Forma Segment Results for Dow.”

Performance Materials & Coatings 2017 Pro Forma Sales by Global Business	Performance Materials & Coatings 2017 Pro Forma Sales by Geographic Region

Industrial Intermediates & Infrastructure consists of two customer-centric global businesses—Industrial Solutions and Polyurethanes & CAV—that develop important intermediate chemicals that are essential to manufacturing processes, as well as downstream, customized materials and formulations that use advanced development technologies. These businesses primarily produce and market ethylene oxide and propylene oxide derivatives that are aligned to market segments as diverse as appliances, coatings, infrastructure and oil and gas. The global scale and reach of these businesses, world-class technology and R&D capabilities and materials science expertise enable Dow to be a premier solutions provider offering customers value-add sustainable solutions to enhance comfort, energy efficiency, product effectiveness and durability across a wide range of home comfort and appliances, building and construction, adhesives and lubricant applications, among others.

Industrial Solutions is the world’s largest producer of purified ethylene oxide. It provides a broad portfolio of solutions that address world needs by enabling and improving the manufacture of consumer and industrial goods and services. The business’ solutions minimize friction and heat in mechanical processes, manage the oil and water interface, deliver ingredients for maximum effectiveness, facilitate dissolvability, enable product identification and provide the foundational building blocks for the development of chemical technologies. The business supports manufacturers associated with a large variety of end-markets, notably better crop protection offerings in agriculture, coatings, detergents and cleaners, solvents for electronics processing, inks and textiles.

Polyurethanes & CAV consists of three businesses: Polyurethanes, Chlor-Alkali & Vinyl (“CAV”), and Construction Chemicals (“DCC”). The Polyurethanes business is the world’s largest producer of propylene oxide, propylene glycol and polyether polyols, and a leading producer of aromatic isocyanates and fully formulated polyurethane systems for rigid, semi-rigid and flexible foams, and coatings, adhesives, sealants, elastomers and composites that serve energy efficiency, consumer comfort, industrial and enhanced mobility market sectors. The CAV business provides cost advantaged chlorine and caustic soda supply and markets caustic soda, a valuable co-product of the chlor-alkali manufacturing process, and ethylene dichloride and vinyl chloride monomer. The DCC business provides cellulose ethers, redispersible latex powders, silicones and acrylic emulsions used as key building blocks for differentiated building and construction materials across many market segments and applications ranging from roofing and flooring to gypsum-, cement-, concrete- or dispersion-based building materials.

	Applications/Market Segments	Major Products	Key Raw Materials	Key Competitors
Industrial Solutions	Broad range of products for specialty applications, including agriculture crop protection offerings, aircraft deicing, solvents for coatings, heat transfer fluids for concentrated solar power, construction, solvents for electronics processing, food preservation, fuel markers, home and personal care, infrastructure applications, lubricant additives, paper, transportation and utilities; energy markets including exploration, production, transmission, refining, mining and gas processing to optimize supply, improve efficiencies and manage emissions

Acetone derivatives, butyl glycol ethers, VERSENE™ Chelants, UCAR™ Deicing Fluids, ethanolamines, ethylene oxide, ethyleneamines, UCON™ Fluids, glycol ethers, UCARTHERM™ Heat Transfer Fluids, higher glycols, isopropanolamines, low-VOC solvents, methoxypolyethylene glycol, methyl isobutyl, polyalkylene glycol, CARBOWAX™ SENTRY™ Polyethylene Glycol, TERGITOL™ and TRITON™ Surfactants, demulsifiers, drilling and completion fluids, heat transfer fluids, rheology modifiers, scale inhibitors, shale inhibitors, specialty amine solvents, surfactants, water clarifiers, frothing separating agents

			Ethylene, methanol, propylene	BASF, Eastman, Hexion, Huntsman, Ineos, LyondellBasell, SABIC, Sasol, Shell
Polyurethanes & CAV	Aircraft deicing fluids; alumina; pulp and paper; appliances; automotive; bedding; building and construction; flooring; footwear; heat transfer fluids; hydraulic fluids; infrastructure; packaging; textiles and transportation; construction; caulks and sealants; cement-based tile adhesives; concrete solutions; elastomeric roof coatings; industrial non-wovens; plasters and renders; roof tiles and siding; sport grounds and tape joint compounds	Aniline, caustic soda, ethylene dichloride, methylene diphenyl diisocyanate (“MDI”), polyether polyols, propylene glycol, propylene oxide, polyurethane systems, toluene diisocyanate (“TDI”), vinyl chloride monomer, AQUASET™ Acrylic Thermosetting Resins, DOW™ Latex Powder, RHOPLEX™ and PRIMAL™ Acrylic Emulsion Polymers, WALOCEL™ Cellulose Ethers	Acetone, aniline, aqueous hydrochloric acid, chlorine, electric power, ethylene, propylene, styrene, hydrogen peroxide	Arkema, Ashland, BASF, Covestro, Eastman, Huntsman, Ineos, Olin, Owens-Corning, Yantai Wanhua

This segment also includes a portion of the results of the following joint ventures of Dow:

•

EQUATE Petrochemical Company K.S.C.C. (“EQUATE”)—a Kuwait-based company that manufactures ethylene, polyethylene and ethylene glycol, and manufactures and markets monoethylene glycol, diethylene glycol and polyethylene terephthalate resins and is owned 42.5 percent by Dow.

•	The Kuwait Olefins Company K.S.C.C. (“TKOC”)—a Kuwait-based company that manufactures ethylene and ethylene glycol and is owned 42.5 percent by Dow.

•

Map Ta Phut Olefins Company Limited (“Map Ta Phut”)—a Thailand-based company that manufactures propylene and ethylene and over which Dow has an effective ownership of 32.77 percent (of which 20.27 percent is owned directly by Dow and aligned with the Industrial Intermediates & Infrastructure segment and 12.5 percent is owned indirectly through Dow’s equity interest in Siam Polyethylene Company Limited, an entity that is part of The SCG-Dow Group and aligned with the Packaging & Specialty Plastics segment).

•

Sadara—a Saudi Arabian company that manufactures chlorine, ethylene, propylene and aromatics for internal consumption and manufactures and sells polyethylene, ethylene oxide and propylene oxide derivative products, and isocyanates and is owned 35 percent by Dow.

In 2017, the Industrial Intermediates & Infrastructure segment achieved pro forma net sales of $13.0 billion and pro forma Operating EBIT of $1.7 billion. See “Supplemental Pro Forma Segment Results for Dow.”

Industrial Intermediates & Infrastructure 2017 Pro Forma Sales by Global Business	Industrial Intermediates & Infrastructure 2017 Pro Forma Sales by Geographic Region

Packaging & Specialty Plastics is a world leader in plastics and consists of two highly integrated global businesses: Hydrocarbons & Energy and Packaging and Specialty Plastics. The segment employs the industry’s broadest polyolefin product portfolio, supported by Dow’s proprietary catalyst and manufacturing process technologies, to work at the customer’s design table throughout the value chain to deliver more reliable and durable, higher performing, and more sustainable plastics to customers in food and specialty packaging; industrial and consumer packaging; health and hygiene; caps, closures and pipe applications; consumer durables; and infrastructure.

Dow’s unique advantages compared to its competitors include: Dow’s extensive low-cost feedstock positions around the world; unparalleled scale, footprint, and market reach, with world-class manufacturing sites in every geography; deep customer and brand owner understanding; and market-driven application development and technical support.

The segment remains agile and adaptive by participating in the entire ethylene-to-polyethylene chain integration, enabling Dow to manage market swings, and therefore optimize returns while reducing long-term earnings volatility. Dow’s unrivaled value chain ownership, combined with its Pack Studio locations in every geography, which help customers and brand owners deliver faster and more efficient packaging product commercialization through a global network of laboratories, technical experts and testing equipment, together differentiate Dow from its competitors.

Hydrocarbons & Energy is the largest global producer of ethylene, an internal feedstock that is consumed primarily within the Packaging & Specialty Plastics segment. In addition to ethylene, the business is a leading producer of propylene and aromatics products that are used to manufacture materials that consumers use every day. The business also produces and procures the power and feedstocks used by the company’s manufacturing sites.

Packaging and Specialty Plastics serves growing, high-value sectors using world-class technology, broad existing product line, and a rich product pipeline that creates competitive advantages for the entire packaging value chain. The business is also a leader in polyolefin elastomers and EPDM rubber serving automotive, consumer, wire and cable and construction markets. Market growth is expected to be driven by major shifts in population demographics; improving socioeconomic status in emerging geographies; consumer and brand owner demand for increased functionality; global efforts to reduce food waste; growth in telecommunications networks; global development of electrical transmission and distribution infrastructure; and renewable energy applications.

	Applications/Market Segments	Major Products	Key Raw Materials	Key Competitors
Hydrocarbons & Energy	Purchaser of feedstocks; production of cost competitive hydrocarbon monomers utilized by Dow derivative businesses; and energy, principally for use in the company’s global operations	Ethylene, propylene, benzene, butadiene, octene, aromatics co-products, power, steam, other utilities	Ethane, propane, butane, naphtha, natural gas, condensate	Chevron Phillips Chemical, ExxonMobil, Ineos, LyondellBasell, SABIC, Shell, Sinopec
Packaging and Specialty Plastics

Adhesives; construction; cosmetics; electrical transmission and distribution; food and supply chain packaging; footwear; housewares; health and hygiene; industrial specialty applications using polyolefin elastomers, ethylene copolymers, and ethylene propylene diene monomer elastomers; irrigation pipe; photovoltaic encapsulants; sporting goods; telecommunications infrastructure; toys and infant products

Acrylics, bio-based plasticizers, elastomers, ethylene copolymer resins, ethylene propylene diene monomer elastomers (“EPDMs”), ethylene vinyl acetate copolymer, methacrylic acid copolymer resins, polyethylene, high-density polyethylene, low-density polyethylene, linear low-density polyethylene, polyolefin plastomers, resin additives and modifiers, semiconductive and jacketing compound solutions and wire and cable insulation

			Ethylene, propylene, hexene, octene	Borealis, ExxonMobil, Ineos, Lanxess, LyondellBasell, Nova, SABIC

This segment also includes the results of the following joint ventures of Dow, as well as a portion of the results of EQUATE, TKOC, Map Ta Phut Olefins and Sadara:

•	The Kuwait Styrene Company K.S.C.C. (“TKSC”)—a Kuwait-based company that manufactures styrene monomer and is owned 42.5 percent by Dow.

•

The SCG-Dow Group—a group of Thailand-based companies (consisting of Polyethylene Company Limited; Siam Polystyrene Company Limited; Siam Styrene Monomer Co., Ltd.; and Siam Synthetic Latex Company Limited) that manufacture polyethylene, polystyrene, styrene, latex and elastomers and are owned 50 percent by Dow.

In 2017, the Packaging & Specialty Plastics segment achieved pro forma net sales of $22.5 billion and pro forma Operating EBIT of $3.7 billion. See “Supplemental Pro Forma Segment Results for Dow.”

Packaging & Specialty Plastics 2017 Pro Forma Sales by Global Business	Packaging & Specialty Plastics 2017 Pro Forma Sales by Geographic Region

Corporate includes certain enterprise and governance activities (including insurance operations, environmental operations, etc.); non-business aligned joint ventures; gains and losses on sales of financial assets; non-business aligned litigation expenses; discontinued or non-aligned businesses; and foreign exchange gains (losses).

Current and Future Investments

In 2017, Historical Dow announced the startup of its new integrated world-scale ethylene production facility and its new ELITE™ Enhanced Polyethylene production facility, both located in Freeport, Texas. In 2018, Historical Dow also started up its new Low Density Polyethylene (LDPE) production facility and its new NORDEL™ Metallocene EPDM production facility, both located in Plaquemine, Louisiana. These key milestones will enable Dow to capture benefits from increasing supplies of U.S. shale gas to deliver differentiated downstream solutions in its core market verticals. Historical Dow also plans to debottleneck an existing Bi-Modal gas phase polyethylene production facility in St. Charles, Louisiana, and start up a new High Melt Index (HMI) AFFINITY™ Polymer production facility, in Freeport, by the end of 2018.

Additionally, Historical Dow has announced investments over the next five years that are expected to further enhance Dow’s competitive advantage and deliver earnings growth following the distribution. These include:

•	Expansion of the capacity of Dow’s new ethylene production facility, bringing the facility’s total ethylene capacity to 2,000 KTA and making it the largest ethylene facility in the world.

•	Incremental debottleneck projects across its global asset network that will deliver approximately 350 KTA of additional polyethylene, the majority of which will be in the U.S. & Canada.

•

Construction of a 600 KTA polyethylene unit in the U.S. Gulf Coast based on Dow’s proprietary Solution Process technology, to meet consumer-driven demand in specialty packaging, health and hygiene, and industrial and consumer packaging applications.

•

Construction of a 450 KTA polyolefins facility in Europe to maximize the value of Dow’s ethylene integration in the region and serve growing demand for high-performance pressure pipes and fittings, as well as caps and closures applications.

•	A new catalyst production business for key catalysts licensed by Univation, a wholly-owned subsidiary of Dow.

Patents, Licenses and Trademarks

Historical Dow currently applies for and obtains U.S. and foreign patents and has a substantial number of pending patent applications throughout the world. Dow will continue such practices and Dow’s primary purpose in obtaining patents will be to protect the results of its research for use in operations and licensing. Dow will be a party to a substantial number of patent licenses, including the intellectual property cross-license agreements, and other technology agreements. Dow will also have a substantial number of trademarks and trademark registrations in the United States and in other countries, including the “Dow in Diamond” trademark. Although Dow considers that its patents, licenses and trademarks in the aggregate will constitute a valuable asset, it will not regard its business as being materially dependent on any single or group of related patents, licenses or trademarks. At the time of the distribution, Dow expects to hold approximately [●] active U.S. patents and [●] active foreign patents.

Principal Partly Owned Companies

Historical Dow’s principal nonconsolidated affiliates at December 31, 2017, including direct or indirect ownership interest for each, are listed below. Except for the HSC Group, each of these entities will be non-consolidated affiliates of Dow following the separation and distribution:

Principal Nonconsolidated Affiliate	Ownership Interest	Business Description
EQUATE Petrochemical Company K.S.C.C.	42.50%	A Kuwait-based company that manufactures ethylene, polyethylene and ethylene glycol, and manufactures and markets monoethylene glycol, diethylene glycol and polyethylene terephthalate resins
The HSC Group: [1]
DC HSC Holdings LLC [2]	50.00%	A U.S.-based group of companies that manufactures polycrystalline silicon products
Hemlock Semiconductor L.L.C.	50.10%	A U.S. company that sells polycrystalline silicon products
The Kuwait Olefins Company K.S.C.C.	42.50%	A Kuwait-based company that manufactures ethylene and ethylene glycol
The Kuwait Styrene Company K.S.C.C.	42.50%	A Kuwait-based company that manufactures styrene monomer
Map Ta Phut Olefins Company Limited [3]	32.77%	A Thailand-based company that manufactures propylene and ethylene
Sadara Chemical Company	35.00%	A Saudi Arabian company that manufactures chlorine, ethylene, propylene and aromatics for internal consumption and manufactures and sells polyethylene, ethylene oxide and propylene oxide derivative products, and isocyanates
The SCG-Dow Group:
Siam Polyethylene Company Limited	50.00%	A Thailand-based company that manufactures polyethylene
Siam Polystyrene Company Limited	50.00%	A Thailand-based company that manufactures polystyrene
Siam Styrene Monomer Co., Ltd.	50.00%	A Thailand-based company that manufactures styrene
Siam Synthetic Latex Company Limited	50.00%	A Thailand-based company that manufactures latex and elastomers
[1]	The HSC Group is aligned with DowDuPont’s specialty products division. The HSC Group will not be an affiliate of Dow following the separation and distribution.
[2]	DC HSC Holdings LLC holds an 80.5 percent indirect ownership interest in Hemlock Semiconductor Operations LLC.
[3]

As of April 30, 2018, Dow’s effective ownership of Map Ta Phut Olefins Company Limited is 32.77 percent, of which Dow directly owns 20.27 percent and indirectly owns 12.5 percent through its equity interest in Siam Polyethylene Company Limited.

Properties

Dow’s corporate headquarters will be located in Midland, Michigan. Dow’s manufacturing, processing, marketing and research and development facilities, as well as regional purchasing offices and distribution centers are located throughout the world. Dow is expected to operate 114 manufacturing sites in 32 countries. After the separation, Dow’s major manufacturing sites, including consolidated variable interest entities, will be as follows:

Major Manufacturing Sites[1]	Operating Segment
Location	Performance Materials & Coatings	Industrial Intermediates & Infrastructure	Packaging & Specialty Plastics
Bahia Blanca, Argentina			X
Candeias, Brazil		X	X
Canada:
Fort Saskatchewan, Alberta			X
Joffre, Alberta			X
Germany:
Boehlen	X	X	X
Leuna			X
Schkopau		X	X
Stade		X
Terneuzen, The Netherlands		X	X
Tarragona, Spain		X	X
Map Ta Phut, Thailand	X	X
United States:
Carrollton, Kentucky	X
Hahnville, Louisiana	X	X	X
Plaquemine, Louisiana		X	X
Midland, Michigan	X		X
Deer Park, Texas	X	X
Freeport, Texas	X	X	X
Orange, Texas			X
Seadrift, Texas		X	X
Barry, United Kingdom	X
Zhangjiagang, China	X	X	X

1 Manufacturing sites that are used by multiple operating segments are included more than once in the figures above.

Including the major manufacturing sites, Dow will have manufacturing sites and holdings in all geographic regions:

Asia Pacific	24 manufacturing sites in 12 countries
EMEA	35 manufacturing sites in 14 countries
Latin America	18 manufacturing sites in 4 countries
U.S. & Canada	37 manufacturing sites in 2 countries

Properties of Dow will include facilities which, in the opinion of management, are expected to be suitable and adequate for their use and will have sufficient capacity for Dow’s current needs and expected near-term growth. All of Dow’s plants are owned or leased, subject to certain easements of other persons which, in the opinion of management, do not substantially interfere with the continued use of such properties or materially affect their value. No title examination of the properties has been made for the purpose of this information statement.

Employees

It is anticipated that Dow will employ approximately 37,000 people after the separation.

Environmental Matters

Environmental Policies

Dow is committed to continuing Historical Dow’s world-class environmental, health and safety (“EH&S”) performance, as demonstrated by Historical Dow’s industry-leading performance, a long-standing commitment to RESPONSIBLE CARE®, and a strong commitment to achieving Historical Dow’s 2025 Sustainability Goals—goals that set the standard for sustainability in the chemical industry by focusing on improvements in Dow’s local corporate citizenship and product stewardship, and by actively pursuing methods to reduce its environmental impact.

To meet Dow’s public commitments, as well as the stringent laws and government regulations related to protection and remediation to which its global operations will be subject, Dow expects to continue the well-defined policies, requirements and management systems currently in place at Historical Dow. Historical Dow’s EH&S Management System (“EMS”) defines the “who, what, when and how” needed for the businesses to achieve Dow’s policies, requirements, performance objectives, leadership expectations and public commitments. To ensure effective utilization, the EMS is integrated into a company-wide management system for EH&S, Operations, Quality and Human Resources.

It will be Dow’s policy to adhere to a waste management hierarchy that minimizes the impact of wastes and emissions on the environment. First, Dow will work to eliminate or minimize the generation of waste and emissions at the source through research, process design, plant operations and maintenance. Second, Dow will find ways to reuse and recycle materials. Finally, unusable or non-recyclable hazardous waste will be treated before disposal to eliminate or reduce the hazardous nature and volume of the waste. Treatment may include destruction by chemical, physical, biological or thermal means. Disposal of waste materials in landfills will be considered only after all other options have been thoroughly evaluated. Dow will continue Historical Dow’s specific requirements for waste that will be transferred to non-Dow facilities, including the periodic auditing of these facilities.

Dow believes third-party verification and transparent public reporting are cornerstones of world-class EH&S performance and building public trust. Numerous Dow sites in Europe, Latin America, Asia Pacific and U.S. & Canada have received third-party verification of compliance with RESPONSIBLE CARE® and with outside specifications such as ISO-14001. Dow will continue to be a global champion of RESPONSIBLE CARE® and will continue Historical Dow’s work to broaden the application and impact of RESPONSIBLE CARE® around the world through engagement with suppliers, customers and joint venture partners.

Historical Dow’s EH&S policies helped to achieve improvements in many aspects of EH&S performance in 2017. Historical Dow’s process safety performance was excellent in 2017 and improvements were made in injury/illness rates. Safety will remain a priority for all of Dow. Further improvement in these areas, as well as environmental compliance, will remain a top management priority, with initiatives underway to further improve performance and compliance in 2018 as Historical Dow continues to implement its 2025 Sustainability Goals.

Detailed information on Historical Dow’s performance regarding environmental matters and goals can be found online on Historical Dow’s Science & Sustainability webpage at www.dow.com. Historical Dow’s website and its content are not deemed incorporated by reference into this information statement.

Chemical Security

Public and political attention continues to be placed on the protection of critical infrastructure, including the chemical industry, from security threats. Terrorist attacks, natural disasters and cyber incidents have increased concern about the security and safety of chemical production and distribution. Many, including Historical Dow and the American Chemistry Council, have called for uniform risk-based and performance-based national standards for securing the U.S. chemical industry. The Maritime Transportation Security Act of 2002 and its regulations further set forth risk-based and performance-based standards that must be met at U.S. Coast Guard-regulated facilities. U.S. Chemical Plant Security legislation was passed in 2006 and the Department of Homeland Security is now implementing the regulations known as the Chemical Facility Anti-Terrorism Standards. Historical Dow has and Dow will continue to comply with the requirements of the Rail Transportation Security Rule issued by the U.S. Transportation Security Administration. Dow will also continue to support uniform risk-based national standards for securing the chemical industry.

The focus on security, emergency planning, preparedness and response is not new to Dow. A comprehensive, multi-level security plan for has been maintained by Historical Dow since 1988. This plan, which has been activated in response to significant world and national events since then, is reviewed on an annual basis. Dow will continue Historical Dow’s practice of improving its security plans, placing emphasis on the safety of Dow communities and people by being prepared to meet risks at any level and to address both internal and external identifiable risks. The security plan includes regular vulnerability assessments, security audits, mitigation efforts and physical security upgrades designed to reduce vulnerability. Historical Dow’s security plans, which will be continued by Dow, have been developed to avert interruptions of normal business operations that could materially and adversely affect its results of operations, liquidity and financial condition.

Historical Dow played a key role in the development and implementation of the American Chemistry Council’s RESPONSIBLE CARE® Security Code (“Security Code”), which requires that all aspects of security—including facility, transportation and cyberspace—be assessed and gaps addressed. Through Historical Dow’s global implementation of the Security Code, Historical Dow has permanently heightened the level of security, not just in the United States, but worldwide. Dow will employ several hundred employees and contractors in its Emergency Services and Security department worldwide.

Through the implementation of the Security Code, including voluntary security enhancements and upgrades made since 2002, Historical Dow has been and Dow is well-positioned to comply with U.S. chemical facility regulations and other regulatory security frameworks. Dow will continue to participate with the American Chemistry Council to review and update the Security Code.

Dow will also continue to work collaboratively across the supply chain on RESPONSIBLE CARE®, Supply Chain Design, Emergency Preparedness, Shipment Visibility and transportation of hazardous materials. Historical Dow is cooperating with public and private entities to lead the implementation of advanced tank car design, and track and trace technologies. Further, Dow’s Distribution Risk Review process, which has been in place for decades at Historical Dow, has been expanded to address potential threats in all modes of transportation across Dow’s supply chain. To reduce vulnerabilities, Dow will maintain security measures that meet or exceed regulatory and industry security standards in all areas in which Dow operates.

Dow’s initiatives relative to chemical security, emergency preparedness and response, Community Awareness and Emergency Responses and crisis management will be implemented consistently at all Dow sites on a global basis. Dow will also continue to participate with chemical associations globally and participates as an active member of the U.S. delegation to the G7 Global Partnership Sub-Working Group on Chemical Security.

Climate Change

Climate change matters for Dow are likely to be driven by changes in regulations, public policy and physical climate parameters.

Regulatory Matters

Regulatory matters include cap and trade schemes; increased greenhouse gas (“GHG”) limits; and taxes on GHG emissions, fuel and energy. The potential implications of each of these matters are all very similar, including increased cost of purchased energy, additional capital costs for installation or modification of GHG emitting equipment, and additional costs associated directly with GHG emissions (such as cap and trade systems or carbon taxes), which are primarily related to energy use. It is difficult to estimate the potential impact of these regulatory matters on energy prices.

Improving Dow’s overall energy intensity and GHG emissions through new and unfolding projects will decrease the potential impact of these regulatory matters. Dow also has a dedicated commercial group to handle energy contracts and purchases, including managing emissions trading and alternative energy sourcing. Historical Dow has not experienced any material impact related to regulated GHG emissions, and is one of the largest industrial users of renewable energy with contracts for 698 MW of clean energy. Dow will continue to evaluate and monitor this area for future developments, and pursue clean energy opportunities where the resources (wind, solar, hydro and biomass) are available and the requirements of Dow can be met using these resources.

Physical Climate Parameters

Many scientific academies throughout the world have concluded that it is very likely that human activities are contributing to global warming. At this point, it is difficult to predict and assess the probability and opportunity of a global warming trend on Dow specifically. Preparedness plans are developed that detail actions needed in the event of severe weather. These measures have historically been in place and these activities and associated costs are driven by normal operational preparedness. Dow will continue to study the long-term implications of changing climate parameters on water availability, plant siting issues, and impacts and opportunities for products.

Dow’s Energy business and Public Affairs and Sustainability functions will be tasked with developing and implementing a comprehensive strategy that addresses the potential challenges of energy security and GHG emissions on Dow. Dow will continue to elevate its internal focus and external positions—to focus on the root causes of GHG emissions—including the unsustainable use of energy. Historical Dow’s energy plan will provide the roadmap:

•	Conserve—aggressively pursue energy efficiency and conservation

•	Optimize—increase and diversify energy resources

•	Accelerate—develop cost-effective, clean, renewable and alternative energy sources

•	Transition—to a sustainable energy future

Through corporate energy efficiency programs and focused GHG management efforts, Historical Dow has and Dow will continue to reduce its GHG emissions footprint. Historical Dow’s manufacturing intensity, measured in Btu per pound of product, has improved by more than 40 percent since 1990. As part of Historical Dow’s 2025 Sustainability Goals, Dow will maintain GHG emissions below 2006 levels on an absolute basis for all GHGs.

Dow intends to implement the recommendations of the Financial Stability Board Task Force on Climate-Related Disclosures (“Task Force”) over the next three to five years, which is aligned with the recommendations of the Task Force.

Environmental Remediation

In addition to environmental compliance costs, Dow has environmental investigation and remediation costs with respect to sites owned or formerly owned by Dow as well as at third-party sites where Dow has been determined to be the potentially responsible party. Dow also has costs related to damages or alleged damages associated with its past or current waste disposal practices and other hazardous materials handling practices.

Dow accrues the costs of remediation of its facilities and formerly owned facilities based on current law and regulatory requirements. The nature of such remediation can include management of soil and groundwater contamination. To assess the impact on Dow’s financial statements, environmental experts will review currently available facts to evaluate the probability and scope of potential liabilities. Inherent uncertainties exist in such evaluations primarily due to unknown environmental conditions, changing governmental regulations and legal standards regarding liability, and the ability to apply remediation technologies. In addition, these liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Dow is in the process of evaluating its potential liabilities for environmental remediation following the separation and distribution and will provide such information in a future amendment to the Form 10. However, for context, Historical Dow had an accrued liability of $691 million at June 30, 2018 ($726 million at December 31, 2017 and $758 million at December 31, 2016), related to the remediation at sites currently or formerly owned by Historical Dow. The accounting policies adopted by Historical Dow to properly reflect the monetary impacts of its environmental matters are discussed in Note 1 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

In addition to current and former Dow-owned sites, under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and equivalent state laws (hereafter referred to collectively as “Superfund Law”), Dow will be liable for remediation of other hazardous waste sites where Dow allegedly disposed of, or arranged for the treatment or disposal of, hazardous substances. Because Superfund Law imposes joint and several liability upon each party at a site, Dow is in the process of evaluating its potential liability for such sites, which takes into consideration the number of other companies that also have been named potentially responsible parties (“PRPs”) at each site, the estimated apportionment of costs among all PRPs, and the financial ability and commitment of each to pay its expected share, and will provide such information in a future amendment to the Form 10. However, for context, Historical Dow’s remaining liability for the remediation of Superfund sites was $143 million at June 30, 2018 ($152 million at December 31, 2017 and $151 million at December 31, 2016). Historical has not recorded any third-party recovery related to these sites as a receivable.

Additional information regarding Dow’s environmental sites following the separation and distribution will be provided in a future amendment to the Form 10.

Legal Proceedings

Dow is subject to various litigation matters and legal proceedings, including, but not limited to, product liability, antitrust claims, and claims for third party property damage or personal injury stemming from alleged environmental or other torts. In addition, pursuant to the separation agreement, Dow will indemnify New DuPont and Corteva against certain liabilities that arose prior to the distribution, in addition to certain liabilities that may arise in the future in connection with Historical Dow’s business. See “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement” for further information regarding the terms of this indemnification.

Asbestos-Related Matters of Union Carbide Corporation

Union Carbide Corporation (“Union Carbide”), which will be a wholly owned subsidiary of Dow, is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past four decades.

These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide’s premises, and Union Carbide’s responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc. (“Amchem”) In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that injuries incurred in fact resulted from exposure to Union Carbide’s products. Union Carbide expects more asbestos-related suits to be filed against Union Carbide and Amchem in the future, and will aggressively defend or reasonably resolve, as appropriate, both pending and future claims.

The table below provides information regarding asbestos-related claims pending against Union Carbide and Amchem based on criteria developed by Union Carbide and its external consultants. Union Carbide had a significant increase in the number of claims settled, dismissed or otherwise resolved in 2015 resulting from a detailed review of the status of individual claims and an update to criteria used to classify claims.

Asbestos-Related Claim Activity	Six Months Ended	For the Year Ended
	Jun 30, 2018	2017	2016	2015
Claims unresolved at Jan 1	15,427	16,141	18,778	26,116
Claims filed	3,537	7,010	7,813	7,544
Claims settled, dismissed or otherwise resolved	(5,230)	(7,724)	(10,450)	(14,882)
Claims unresolved at end of period	13,734	15,427	16,141	18,778
Claimants with claims against both Union Carbide and Amchem	(4,928)	(5,530)	(5,741)	(6,804)
Individual claimants at end of period	8,806	9,897	10,400	11,974

Plaintiffs’ lawyers often sue numerous defendants in individual lawsuits or on behalf of numerous claimants. As a result, the damages alleged are not expressly identified as to Union Carbide, Amchem or any other particular defendant, even when specific damages are alleged with respect to a specific disease or injury. In fact, there are no asbestos personal injury cases in which only Union Carbide and/or Amchem are the sole named defendants. For these reasons and based upon Union Carbide’s litigation and settlement experience, Union Carbide does not consider the damages alleged against Union Carbide and Amchem to be a meaningful factor in its determination of any potential asbestos-related liability.

Dow Silicones Chapter 11 Related Matters

In 1995, Dow Corning (which was subsequently renamed Dow Silicones), then a 50:50 joint venture between Dow and Corning Incorporated (“Corning”), voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in order to resolve Dow Silicones’ breast implant liabilities and related matters (the “Chapter 11 Proceeding”). Dow Silicones emerged from the Chapter 11 Proceeding on June 1, 2004 (the “Effective Date”) and is implementing the Joint Plan of Reorganization (the “Plan”). The Plan provides funding for the resolution of breast implant and other product liability litigation covered by the Chapter 11 Proceeding and provides a process for the satisfaction of commercial creditor claims in the Chapter 11 Proceeding. Dow Silicones became a wholly owned subsidiary of TDCC as of June 1, 2016, and will be a wholly owned subsidiary of Dow following the separation and distribution.

Breast Implant and Other Product Liability Claims

Under the Plan, a product liability settlement program administered by an independent claims office (the “Settlement Facility”) was created to resolve breast implant and other product liability claims. Product liability claimants rejecting the settlement program in favor of pursuing litigation must bring suit against a litigation facility (the “Litigation Facility”). Dow Silicones has an obligation to fund the Settlement Facility and the Litigation Facility over a 16-year period, commencing at the Effective Date. At June 30, 2018, Dow Silicones and its insurers have made life-to-date payments of $1,762 million to the Settlement Facility and the Settlement Facility reported an unexpended balance of $126 million.

Dow Silicones’ liability for breast implant and other product liability claims (“Implant Liability”) was $263 million at June 30, 2018 ($263 million at December 31, 2017 and 2016) and it is not aware of circumstances that would change the factors used in estimating the Implant Liability. Nonetheless, these estimates rely upon a number of significant assumptions, including: future claim filing levels in the Settlement Facility will be similar to those in a prior settlement program, which management uses to estimate future claim filing levels for the Settlement Facility; future acceptance rates, disease mix, and payment values will be materially consistent with historical experience; no material negative outcomes in future controversies or disputes over Plan interpretation will occur; and the Plan will not be modified. If actual outcomes related to any of these assumptions prove to be materially different, the future liability to fund the Plan may be materially different than the amount estimated. If Dow Silicones was ultimately required to fund the full liability up to the maximum capped value, the liability would be $2,047 million at June 30, 2018.

Commercial Creditor Issues

Dow Silicones also has obligations under the Plan to pay each of its commercial creditors (the “Commercial Creditors”) would cash the sum of (a) an amount equal to the principal amount of their claims and (b) interest on such claims. The actual amount of interest that will ultimately be paid to these Commercial Creditors is uncertain due to pending litigation between Dow Silicones and the Commercial Creditors regarding the appropriate interest rates to be applied to outstanding obligations from the 1995 bankruptcy filing date through the Effective Date, as well as the presence of any recoverable fees, costs and expenses. At June 30, 2018, the liability related to Dow Silicones’ potential obligation to pay additional interest to its Commercial Creditors in the Chapter 11 Proceeding was $80 million, although the actual amount of interest that will be paid to these creditors is uncertain and will ultimately be resolved through continued proceedings in the District Court.

Indemnification

In connection with the June 1, 2016 ownership restructure of Dow Silicones, TDCC is indemnified by Corning for 50 percent of future losses associated with certain pre-closing liabilities, including the Implant Liability and Commercial Creditors matters described above, subject to certain conditions and limits. The maximum amount of indemnified losses which may be recovered are subject to a cap that declines over time.

The amounts recorded by Dow Silicones for the Chapter 11 related matters described above were based on current, known facts, which management believes reflect reasonable and probable estimates of the liability. However, future events could cause the actual costs for Dow Silicones to be higher or lower than those projected or those recorded. Any such events could result in an increase or decrease in the recorded liability. For further information, see Note 11 to the Historical Dow Second Quarter 2018 Financial Statements and Note 16 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibits 99.3 and 99.2, respectively, to the Form 10.

Environmental Matters

Dow is in the process of determining potential environmental-related proceedings and matters for which Dow will be responsible following the separation and distribution, and additional information will be provided in an amendment to the Form 10.

Other Litigation Matters—Dow v. Nova Chemicals Corporation Patent Infringement Matter

On December 9, 2010, Historical Dow filed suit in the Federal Court in Ontario, Canada (“Federal Court”) alleging that Nova Chemicals Corporation (“Nova”) was infringing its Canadian polyethylene patent 2,106,705. Nova counterclaimed on the grounds of invalidity and non-infringement.

On June 29, 2017, the Federal Court issued a Confidential Supplemental Judgment, concluding that Nova must pay $645 million Canadian dollars (equivalent to $495 million U.S. dollars) to Dow, plus pre- and post-judgment interest, for which Historical Dow received payment of $501 million from Nova on July 6, 2017. Although Nova is appealing portions of the damages judgment, certain portions of it are indisputable and will be owed to Historical Dow regardless of the outcome of any further appeals by Nova. As a result of these actions and in accordance with ASC 450-30 “Gain Contingencies” (“ASC 450-30”), Historical Dow recorded a $160 million pretax gain in the second quarter of 2017 of which $137 million was included in “Sundry income (expense)—net” and $23 million was included in “Selling, general and administrative expenses” in its consolidated statements of income. At June 30, 2018, Historical Dow had $341 million ($341 million at December 31, 2017) included in “Other noncurrent obligations” related to the disputed portion of the damages judgment. Historical Dow is confident of its chances of defending the entire judgment on appeal, particularly the trial court’s determinations on important factual issues, which will be accorded deferential review on appeal.

For further information related to the specific litigation matters described above, see Note 16 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

SUPPLEMENTAL PRO FORMA SEGMENT RESULTS FOR DOW

Following the separation and distribution, Dow will be comprised of three operating segments: Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics. The information and discussion in this section relates to the historical results of these segments on a pro forma basis, as described below.

Dow’s measure of profit/loss for segment reporting purposes will be Operating EBIT. For purposes of this pro forma segment discussion, Dow will discuss Operating EBIT on a pro forma basis. Dow defines Operating EBIT as earnings (i.e., “Income from continuing operations before income taxes”) before interest, excluding the impact of significant items. Pro forma Operating EBIT is defined as pro forma earnings (i.e., pro forma income from continuing operations before income taxes) before interest, excluding the impact of adjusted significant items. Operating EBIT by segment includes all operating items relating to the businesses; items that principally apply to Dow as a whole are assigned to Corporate. Dow is also providing pro forma Operating EBITDA values for comparison to DowDuPont’s current measure of segment profit/loss. Dow defines pro forma Operating EBITDA as pro forma earnings (i.e., pro forma income from continuing operations before income taxes) before interest, depreciation and amortization, excluding the impact of significant items.

Pro forma information used in the calculation of pro forma net sales and pro forma Operating EBIT for 2017 was determined in accordance with Article 11 of Regulation S-X and were based on the consolidated financial statements of Historical Dow, adjusted to reflect Dow AgCo and Dow SpecCo as discontinued operations and the receipt of ECP as if the transaction had been consummated on January 1, 2017. Pro forma information used in the calculation of pro forma net sales and pro forma Operating EBIT for 2016 was based on the consolidated financial statements of Historical Dow, adjusted to reflect Dow AgCo and Dow SpecCo as discontinued operations (but not the receipt of ECP) effective January 1, 2016. For additional information on the pro forma adjustments, see the section entitled “Unaudited Pro Forma Combined Financial Information.”

The unaudited pro forma segment results have been presented for informational purposes only and are not necessarily indicative of what Dow’s results of operations actually would have been had the separation and distribution (including the receipt of ECP) been completed on January 1, 2017. In addition, the unaudited pro forma segment results do not purport to project the future operating results of Dow. The unaudited pro forma statements of income are based on and should be read in conjunction with the separate financial statements and accompanying notes contained in the Historical Dow 2017 Financial Statements and Dow Second Quarter 2018 Financial Statements for the applicable periods, which are attached as Exhibits 99.2 and 99.3 to the Form 10 and are incorporated herein by reference thereto.

In the financial information that follows, Corporate pro forma Operating EBIT and Total Dow pro forma Operating EBIT includes $206 million for the six months ended June 30, 2018 ($434 million for the year ended December 31, 2017 and $382 million for the year ended December 31, 2016) of costs previously assigned to Dow AgCo and Dow SpecCo that did not meet the definition of discontinued operations in accordance with ASC 205-20. As a result, these costs are reflected as part of continuing operations in the Corporate segment. Dow expects to significantly reduce these costs in the future as part of its ongoing cost synergy program and efforts to further integrate and optimize its post-spin organization.

Summary of Pro Forma Results by Segment

Pro Forma Net Sales	Six Months Ended	Years Ended
In millions	Jun 30, 2018	2017	2016
Performance Materials & Coatings	$4,937	$8,829	$6,439
Industrial Intermediates & Infrastructure	7,809	13,017	10,976
Packaging & Specialty Plastics	12,203	22,541	18,404
Corporate	146	383	280
Total Pro Forma Net Sales	$25,095	$44,770	$36,099

Pro Forma Net Sales Variances by Operating Segment – Year Ended Dec 31, 2017
Percentage change from prior year	Local Price & Product Mix	Currency	Volume	Portfolio & Other [1]	Total
Performance Materials & Coatings	8%	-%	2%	27%	37%
Industrial Intermediates & Infrastructure	10	-	7	2	19
Packaging & Specialty Plastics	8	-	6	8	22
Total	9%	-%	5%	10%	24%
[1]

Portfolio & Other reflects increases and decreases resulting from certain transactions and activities, as if they had been consummated on January 1, 2017. Sales for the year ended December 31, 2017 increased due to the reclassification of transactions between Dow and Dow AgCo and Dow SpecCo from intercompany transactions to trade transactions (impacting Industrial Intermediates & Infrastructure), and due to the receipt of ECP (impacting Packaging & Specialty Plastics). Portfolio & Other also reflects a decrease in sales for the year ended December 31, 2017 due to the divestiture of the Dow Divested Assets (impacting Packaging & Specialty Plastics).

Pro Forma Operating EBIT	Six Months Ended	Years Ended
In millions	Jun 30, 2018	2017	2016
Performance Materials & Coatings	$666	$863	$324
Industrial Intermediates & Infrastructure	1,036	1,729	1,071
Packaging & Specialty Plastics	1,996	3,708	3,845
Corporate	(414)	(788)	(780)
Total Pro Forma Operating EBIT	$3,284	$5,512	$4,460

Pro Forma Depreciation & Amortization	Six Months Ended	Years Ended
In millions	Jun 30, 2018	2017	2016
Performance Materials & Coatings	$461	$913	$691
Industrial Intermediates & Infrastructure	336	619	654
Packaging & Specialty Plastics	631	1,064	788
Corporate	64	138	121
Total Pro Forma Depreciation & Amortization	$1,492	$2,734	$2,254

Pro Forma Operating EBITDA	Six Months Ended	Years Ended
In millions	Jun 30, 2018	2017	2016
Performance Materials & Coatings	$1,127	$1,776	$1,015
Industrial Intermediates & Infrastructure	1,372	2,348	1,725
Packaging & Specialty Plastics	2,627	4,772	4,633
Corporate	(350)	(650)	(659)
Total Pro Forma Operating EBITDA	$4,776	$8,246	$6,714

Pro Forma Operating Equity Earnings	Six Months Ended	Years Ended
In millions	Jun 30, 2018	2017	2016[1]
Performance Materials & Coatings	$1	$40	$112
Industrial Intermediates & Infrastructure	245	172	(18)
Packaging & Specialty Plastics	167	194	137
Corporate	(18)	(8)	(29)
Total Pro Forma Operating Equity Earnings	$395	$398	$202
[1]	The year ended December 31, 2016, was adjusted by $14 million for a significant item relating to the Dow Silicones ownership restructure (impacting Performance Materials & Coatings).

Reconciliation of Non-GAAP Measures

Reconciliation of Pro Forma Income Before Income Taxes to Pro Forma Operating EBIT and Pro Forma Operating EBITDA	Six Months Ended	Years Ended
In millions	Jun 30, 2018	2017	2016
Pro Forma Income Before Income Taxes	$2,244	$1,293	$1,216
+ Interest expense and amortization of debt discount	524	915	827
- Interest income	38	68	75
Pro Forma EBIT	$2,730	$2,140	$1,968
- Adjusted significant items	(554)	(3,372)	(2,492)
Pro Forma Operating EBIT	$3,284	$5,512	$4,460
+ Depreciation and amortization	1,492	2,734	2,254
Pro Forma Operating EBITDA	$4,776	$8,246	$6,714

Adjusted Significant Items	Six Months Ended	Years Ended
In millions	Jun 30, 2018	2017	2016
Impact of Dow Silicones ownership restructure	$(21)	$-	$1,389
Litigation related charges, awards and adjustments	-	137	(1,219)
Asbestos-related charge	-	-	(1,113)
Integration and separation costs	(440)	(716)	(349)
Restructuring, goodwill and asset-related charges, net	(113)	(2,742)	(599)
Gains on divestitures	20	7	6
Environmental charges	-	-	(295)
Transaction costs and productivity actions	-	(58)	(195)
Charge for the termination of a terminal use agreement	-	-	(117)
Total Adjusted Significant Items	$(554)	$(3,372)	$(2,492)

Pro Forma Segment Results

Performance Materials & Coatings

The Performance Materials & Coatings segment includes industry-leading franchises that deliver a wide array of solutions into consumer and infrastructure end-markets. The segment consists of two global businesses: Coatings & Performance Monomers and Consumer Solutions. These businesses primarily utilize Dow’s acrylics-, cellulosics- and silicone-based technology platforms to serve the needs of the architectural and industrial coatings, home care and personal care end-markets. Both businesses employ materials science capabilities, global reach and unique products and technology to combine chemistry platforms to deliver differentiated offerings to customers.

2017 Versus 2016

Performance Materials & Coatings pro forma net sales were $8,829 million in 2017, up from $6,439 million in 2016. Pro forma net sales increased 37 percent compared with 2016, primarily due to portfolio actions, which contributed to 27 percent of the increase, reflecting the favorable impact of the addition of the Dow Silicones business. Local price increased 8 percent and volume increased 2 percent. Local price increased in both businesses and all geographic regions. Local price increased in Coatings & Performance Monomers in response to higher raw material costs, tight supply and demand fundamentals for acrylates and methacrylates and pricing actions for architectural coatings. Consumer Solutions local price increased primarily due to pricing initiatives for silicone intermediates in Asia Pacific and EMEA. Volume increased in both businesses and all geographic regions, except Latin America and EMEA, which were flat. Consumer Solutions experienced volume growth in all geographic regions, except EMEA, which was flat, driven by strong demand in pressure sensitive packaging, construction and personal care end-markets. Volume growth in Coatings & Performance Monomers was driven by opportunistic merchant sales of acrylates and methacrylates and strong growth in specialty monomers, particularly in the U.S. & Canada.

Pro forma Operating EBIT was $863 million in 2017, up from $324 million in 2016. Pro forma Operating EBIT improved compared with 2016 as the favorable impact of earnings from the Dow Silicones business and higher selling prices more than offset higher feedstock, energy and other raw material costs.

Industrial Intermediates & Infrastructure

The Industrial Intermediates & Infrastructure segment consists of two customer-centric global businesses—Industrial Solutions and Polyurethanes & CAV—that develop important intermediate chemicals that are essential to manufacturing processes, as well as downstream, customized materials and formulations that use advanced development technologies. These businesses primarily produce and market ethylene oxide, propylene oxide derivatives, cellulose ethers, redispersible latex powders and acrylic emulsions that are aligned to market segments as diverse as appliances, coatings, infrastructure, oil and gas, and building and construction. The global scale and reach of these businesses, world-class technology and R&D capabilities and materials science expertise enable Dow to be a premier solutions provider offering customers value-add sustainable solutions to enhance comfort, energy efficiency, product effectiveness and durability across a wide range of home comfort and appliances, building and construction, adhesives and lubricant applications, among others. This segment also includes a portion of the results of EQUATE, TKOC, Map Ta Phut and Sadara, all joint ventures of Dow.

Dow is responsible for marketing Sadara products outside of the Middle East zone through its established sales channels. As part of this arrangement, Dow purchases and sells Sadara products for a marketing fee.

2017 Versus 2016

Industrial Intermediates & Infrastructure pro forma net sales were $13,017 million in 2017, up from $10,976 million in 2016. Pro forma net sales increased 19 percent compared with 2016, with local price up 10 percent, volume up 7 percent and a favorable impact from portfolio/other of 2 percent. Local price was up in all geographic regions and all businesses driven by higher raw material costs, pricing initiatives and tight market conditions due to supply disruptions in the industry. Polyurethanes & CAV volume increased in all geographic regions due to strong demand for downstream, higher margin systems applications; new production from Sadara; growing demand for acrylics-based products in the U.S. & Canada and methyl cellulosics-based products in EMEA; and, increased demand for caustic soda and vinyl chloride monomer in EMEA resulting from tighter supply/demand fundamentals. Industrial Solutions reported volume gains in all geographic regions driven by new production from Sadara; increased demand for products used in crop protection offerings and solvents used in electronics processing; and, higher catalyst sales in Asia Pacific partially offset by reduced project activity in energy market sectors.

Pro forma Operating EBIT was $1,729 million in 2017, up from $1,071 million in 2016. Compared with 2016, pro forma Operating EBIT increased as higher selling prices, increased sales volume, higher equity earnings from the Kuwait joint ventures, lower equity losses from Sadara and lower Selling, General & Administrative (“SG&A”) and R&D spending more than offset higher feedstock, energy and other raw material costs.

Packaging & Specialty Plastics

The Packaging & Specialty Plastics segment is a world leader in plastics and consists of two highly integrated global businesses: Hydrocarbons & Energy and Packaging and Specialty Plastics. The segment employs the industry’s broadest polyolefin product portfolio, supported by Dow’s proprietary catalyst and manufacturing process technologies, to work at the customer’s design table throughout the value chain to deliver more reliable and durable, higher performing, and more sustainable plastics to customers in food and specialty packaging; industrial and consumer packaging; health and hygiene; caps, closures and pipe applications; consumer durables; and infrastructure. This segment also includes the results of TKSC and The SCG-Dow Group, as well as a portion of the results of EQUATE, TKOC, Map Ta Phut and Sadara, all joint ventures of Dow.

Dow is responsible for marketing a majority of Sadara products outside of the Middle East zone through its established sales channels. As part of this arrangement, Dow purchases and sells Sadara products for a marketing fee.

2017 Versus 2016

Packaging & Specialty Plastics pro forma net sales were $22,541 million in 2017, up from $18,404 million in 2016. Pro forma net sales increased 22 percent compared with 2016, with portfolio actions up 8 percent, local price up 8 percent and volume up 6 percent. Portfolio actions increased sales as the favorable impact from the addition of DuPont’s ECP businesses more than offset the loss of sales from the divestiture of Dow’s global EAA copolymers and ionomers business. Local price increased in all geographic regions and both businesses in response to higher feedstock, energy and other raw material costs. Double-digit price increases were reported in Hydrocarbons & Energy as a result of higher Brent crude oil prices, which increased approximately 22 percent compared with 2016. Local price also increased in the U.S. & Canada as a result of tight supply conditions due to hurricane-related disruptions. Volume increased in both businesses and across all geographic regions, except Latin America. Packaging and Specialty Plastics volume growth was driven by continued consumer-led demand in health and hygiene end-markets in the Americas, strong demand for food and specialty packaging solutions, particularly in Asia Pacific, and increased use of elastomers in packaging and footwear applications. Volume decreased for wire and cable applications as a result of hurricane-related supply disruptions. Volume growth in EMEA and Asia Pacific was enabled by an increase in production volume at Sadara. Hydrocarbons & Energy volume increased in all geographic regions, except Asia Pacific, primarily due to higher sales of ethylene and ethylene by-products enabled by the start-up of a world-scale ethylene production facility in Texas in September 2017.

Pro forma Operating EBIT for 2017 was $3,708 million, down from $3,845 million in 2016. Pro forma Operating EBIT decreased in 2017 as the impact of higher feedstock and energy costs, planned maintenance turnaround spending, increased U.S. Gulf Coast start-up and commissioning costs and hurricane-related expenses more than offset increased selling prices, higher equity earnings, and the impact of earnings from the addition of DuPont’s ECP businesses.

Corporate

Corporate includes certain enterprise and governance activities (including insurance operations, environmental operations, etc.); non-business aligned joint ventures; gains and losses on the sales of financial assets; non-business aligned litigation expenses; discontinued or non-aligned businesses and foreign exchange gains (losses).

2017 Versus 2016

Pro forma net sales for Corporate, which primarily relate to insurance operations, were $383 million in 2017, up from $280 million in 2016.

Pro forma Operating EBIT in 2017 was a loss of $788 million, compared with a loss of $780 million in 2016. Pro forma Operating EBIT in 2017 included $138 million of depreciation and amortization expense, $72 million of foreign exchange losses and $434 million of costs previously aligned with Dow AgCo and Dow SpecCo that could not be treated as discontinued operations. Pro forma Operating EBIT in 2016 included $121 million of depreciation and amortization expenses, $126 million of foreign exchange losses and $382 million of costs previously aligned with Dow AgCo and Dow SpecCo that could not be treated as discontinued operations.

Market-Based Ethylene Change

Effective with the separation and distribution, Dow intends to change its practice of transferring ethylene to its downstream derivative businesses at cost to transferring ethylene at market-based prices. These transfers will occur at prices generally equivalent to prevailing market prices for large volume purchases. As a result of this change, Operating EBIT for the Hydrocarbons & Energy business (part of the Packaging & Specialty Plastics segment) will increase, offset by a decrease in Operating EBIT for the following businesses: Coatings & Performance Monomers, Industrial Solutions, Polyurethanes & CAV and Packaging & Specialty Plastics. The estimated impact of this change to 2017 Operating EBIT, by segment, is provided in the below table. The impact of this change is not reflected in the pro forma Operating EBIT or pro forma Operating EBITDA values provided in the “Summary of Pro Forma Segment Results” or “Pro Forma Segment Results” sections of this document.

Operating Segment	Estimated Range of Impact on Operating EBIT
Performance Materials & Coatings	Decrease - $0—$10 million
Industrial Intermediates & Infrastructure	Decrease - $140—$160 million
Packaging & Specialty Plastics	Increase - $140—$170 million

SELECTED CONSOLIDATED FINANCIAL DATA OF HISTORICAL DOW

The following table presents selected consolidated financial data for Historical Dow. The selected consolidated financial data for each of the years in the three-year period ended December 31, 2017 and the selected consolidated balance sheet data as of December 31, 2017 and December 31, 2016 have been derived from the Historical Dow 2017 Financial Statements, which are filed as Exhibit 99.2 to the Form 10 and are incorporated in this information statement by reference thereto. The selected consolidated financial data for each of the years ended December 31, 2014 and December 31, 2013 and the selected balance sheet data as of December 31, 2015, December 31, 2014, and December 31, 2013 have been derived from Historical Dow’s audited consolidated financial statements as of and for such years, which are not included in this information statement. The selected consolidated financial data for each of the six months ended June 30, 2018 and June 30, 2017 and the selected consolidated balance sheet data as of June 30, 2018 have been derived from Historical Dow Second Quarter 2018 Financial Statements which are filed as Exhibit 99.3 to the Form 10 and are incorporated in this information statement by reference thereto. The selected balance sheet data as of June 30, 2017 has been derived from the unaudited consolidated financial statements of Historical Dow, which are not included in this information statement.

The financial data for Historical Dow includes the financial results for Historical Dow’s agricultural sciences and specialty products businesses that will not be part of Dow and does not reflect other changes that Dow expects to experience in the future in connection with the separation and distribution, including the Internal Reorganization and Business Realignment, which are reflected in the pro forma financial statements discussed in the section entitled “Unaudited Pro Forma Combined Financial Information.” See also “Merger, Intended Separations, Reorganization and Financial Statement Presentation” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement.” In addition, the financial data for Historical Dow does not reflect costs or changes that Dow expects to experience in the future as a result of the separation and distribution. Consequently, the financial data included here does not necessarily reflect what Dow’s financial position, results of operations and cash flows would have been had it been an independent, publicly traded company holding solely the materials science business of DowDuPont during the periods presented. Accordingly, these historical results should not be relied upon as an indicator of Dow’s historical and future performance.

For a better understanding, this section should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Dow,” “The Business” and “Merger, Intended Separations, Reorganization and Financial Statement Presentation” as well as the Historical Dow 2017 Financial Statements and Historical Dow Second Quarter 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof that are filed as Exhibits 99.2 and 99.3, respectively, to the Form 10, and the pro forma financial statements and notes thereto included in the section entitled “Unaudited Pro Forma Combined Financial Information.”

Selected Consolidated Financial Data Dollars in millions, except as noted	Six Months Ended Jun 30,		Year Ended Dec 31,
	2018 (Unaudited)	2017 (Unaudited)	2017	2016	2015	2014	2013
Summary of Operations:
Net sales	$30,692	$27,064	$55,508	$48,158	$48,778	$58,167	$57,080
Net income [1]	$2,687	$2,274	$595	$4,404	$7,783	$3,839	$4,816
Per share of common stock:
Net income per TDCC common share – basic [1,2]	N/A	$1.82	N/A	$3.57	$6.45	$2.91	$3.72
Net income per TDCC common share – diluted [1,2]	N/A	$1.79	N/A	$3.52	$6.15	$2.87	$3.68
Cash dividends declared per share of TDCC common stock [2]	N/A	$0.92	$1.38	$1.84	$1.72	$1.53	$1.28
Book value per share of TDCC common stock [2]	N/A	$23.44	N/A	$21.70	$23.06	$19.71	$22.59
Year-end Financial Position:
Total assets [3,4,5]	$80,221	$82,247	$79,940	$79,511	$67,938	$68,639	$69,380
Long-term debt [4]	$17,122	$20,072	$19,765	$20,456	$16,215	$18,741	$16,732
Financial Ratios:
Research and development expenses as percent of net sales [6]	2.6%	3.1%	3.0%	3.3%	3.2%	2.8%	2.9%
Income before income taxes as percent of net sales [1]	11.3%	10.9%	5.0%	9.2%	20.4%	9.1%	11.9%
Return on stockholders’ equity [4]	19.5%	15.5%	1.8%	15.3%	34.4%	18.6%	19.4%
Debt as a percent of total capitalization	42.6%	42.1%	43.7%	44.0%	39.7%	45.5%	38.9%
[1]	The 2016 values include the impact of a change in accounting policy for asbestos-related defense and processing costs.
[2]

Effective upon completion of the Merger at 11:59 P.M. on August 31, 2017, Historical Dow has 100 shares of common stock issued and outstanding, all of which are owned by its parent company, DowDuPont. As a result, Historical Dow’s earnings per share, cash dividends declared per share of common stock and book value per share of common stock are not provided for the year ended December 31, 2017 or the six-months ended June 30, 2018 as the information is not meaningful.

[3]

The 2018 opening balance sheet was adjusted for the adoption of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606) and the associated ASUs (collectively, “Topic 606”) and ASU 2016-16 in 2018.

[4]	The 2014 and 2013 values were adjusted for the reclassification of debt issuance costs related to the adoption of ASU 2015-03 in 2015.
[5]	The 2015, 2014 and 2013 values were adjusted for the adoption of ASU 2015-17 in 2016.
[6]	Values were adjusted for the adoption of ASU 2017-07 in 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF HISTORICAL DOW

You should read the following in conjunction with the sections of this information statement entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Selected Consolidated Financial Data of Historical Dow,” “Merger, Intended Separations, Reorganization and Financial Statement Presentation,” “Unaudited Pro Forma Combined Financial Information,” “The Business” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement” as well as the Historical Dow 2017 Financial Statements and Historical Dow Second Quarter 2018 Financial Statements and related notes thereto, which are incorporated by reference into this information statement from the pertinent pages thereof filed as Exhibits 99.2 and 99.3, respectively, to the Form 10.

This management’s discussion and analysis of the results of operations and financial condition of Historical Dow (“MD&A”) is provided in addition to, and should be read in conjunction with, the financial statements of Historical Dow and the related notes thereto that are filed as Exhibits 99.2 and 99.3 to the Form 10 and are incorporated herein by reference thereto. This MD&A has been included to help provide an understanding of Historical Dow’s financial condition, changes in financial condition and the results of Historical Dow’s operations.

The financial information and results of operations that are discussed in this section principally relate to Historical Dow. Consequently, the discussion in this section relates to Historical Dow as it is currently comprised, without giving effect to the Internal Reorganization and Business Realignment and other transactions that will occur in connection with the separation and distribution, and the financial information discussed below is derived from the consolidated financial statements of Historical Dow, which are incorporated by reference into this information statement from the pertinent pages of the Historical Dow 2017 Financial Statements and the Historical Dow Second Quarter 2018 Financial Statements filed as Exhibits 99.2 and 99.3, respectively, to the Form 10. The discussion in this section therefore includes Historical Dow’s agricultural sciences and specialty products businesses, and does not reflect Dow as it will be constituted following the separation as a pure-play, materials science company. As a result, the discussion does not necessarily reflect the financial position, results of operations or cash flows of Dow following the separation or what Dow’s financial position, results of operations and cash flows would have been had Dow been a separate, standalone pure-play materials science company during the periods presented. See “Merger, Intended Separations, Reorganization and Financial Statement Presentation” and “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Separation Agreement” for a discussion of the Internal Reorganization and Business Realignment and related transactions in connection with the separation and distribution.

Some of the discussion in this MD&A may include forward-looking statements. Forward-looking statements often contain words such as “believe,” “expect,” “anticipate,” “project,” “estimate,” “intend,” “may,” “plan,” “potential,” “predict,” “will,” “outlook,” and similar expressions and speak only as of the date the statements were made. Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond Historical Dow’s and Dow’s control. For further discussion of some of the important factors that could cause Historical Dow’s and Dow’s actual results to differ materially from those projected in any such forward-looking statements, see the section entitled “Risk Factors” as well as the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” and “The Business.”

Historical Dow’s Principal Product Groups

As a subsidiary of DowDuPont, Historical Dow’s business activities are components of its parent company’s business operations. Accordingly, Historical Dow does not have any separate reportable business segments. Historical Dow nonetheless maintains information for its principal product groups, as disclosed in its periodic filings with the SEC and described below.

The following is a description of Historical Dow’s principal product groups, which are used in the “Results of Operations” discussion that follows. These principal product groups relate solely to the organization of Historical Dow’s business and do not necessarily align directly with DowDuPont’s respective agriculture, materials science and specialty products businesses. As a result, in the separation, portions of some of Dow’s principal product groups will be aligned with different businesses within Dow, New DuPont and Corteva.

Coatings & Performance Monomers

Coatings & Performance Monomers leads innovation in technologies to help advance the performance of paints and coatings and also provide critical building blocks needed for the production of coatings, textiles and home and personal care products. The water-based acrylic emulsion technology that is used by Historical Dow revolutionized the global paint industry. This product grouping offers innovative and sustainable product solutions to accelerate paint and coatings performance across diverse market segments, including architectural paints and coatings, as well as industrial coatings applications used in paper, leather, wood, metal packaging, traffic markings, maintenance and protective industries. Coatings & Performance Monomers is a worldwide supplier of plastics additives used in a large variety of applications ranging from packaging to consumer appliances and office equipment.

Consumer Solutions

Consumer Solutions collaborates closely with global and regional brand owners to deliver innovative solutions for creating new and unrivaled consumer benefits and experiences; provide standalone silicone materials that is used in a wide range of applications including adhesion promoters, coupling agents, crosslinking agents, dispersing agents and surface modifiers; and uses innovative, versatile silicone-based technology to provide solutions and ingredients to customers in high performance building, consumer goods, silicone elastomers among other industries.

Crop Protection

Crop Protection serves the global production agriculture industry with crop protection products for field crops such as wheat, corn, soybean and rice, and specialty crops such as trees, fruits and vegetables. Principal crop protection products are weed control, disease control and insect control offerings for foliar or soil application or as a seed treatment.

Electronics & Imaging

Electronics & Imaging is a leading global supplier of differentiated materials and systems for a broad range of consumer electronics including mobile devices, television monitors, personal computers and electronics used in a variety of industries. Historical Dow offers a broad portfolio of semiconductor and advanced packaging materials including chemical mechanical planarization (“CMP”) pads and slurries, photoresists and advanced coatings for lithography, metallization solutions for back-end-of-line advanced chip packaging, and silicones for light emitting diode (“LED”) packaging and semiconductor applications. This product line also includes innovative metallization processes for metal finishing, decorative, and industrial applications and cutting-edge materials for the manufacturing of rigid and flexible displays for liquid crystal displays and quantum dot applications.

Hydrocarbons & Energy

Hydrocarbons & Energy is the largest global producer of ethylene, an internal feedstock. It also produces and procures the power that is used by Historical Dow’s manufacturing sites. Hydrocarbons & Energy leverages its global scale, operational discipline and feedstock flexibility to create a cost-advantaged foundation for Historical Dow. In the U.S. & Canada, the increased supplies of natural gas and natural gas liquids (“NGLs”) remain a key cost-competitive advantage for Historical Dow’s ethane- and propane-based production. Historical Dow’s U.S. and European ethylene production facilities have the flexibility to use different feedstocks in response to price conditions.

Industrial Biosciences

Industrial Biosciences is an innovator that works with customers to improve the performance, productivity and sustainability of their products and processes through advanced microbial control technologies such as advanced diagnostics and biosensors, ozone delivery technology and biological microbial control.

Industrial Solutions

Industrial Solutions provides a broad portfolio of sustainable solutions that address world needs by enabling and improving the manufacture of consumer and industrial goods and services, including products and innovations that minimize friction and heat in mechanical processes, manage the oil and water interface, deliver active ingredients for maximum effectiveness, facilitate dissolvability, enable product identification and provide the foundational building blocks for the development of chemical technologies. Industrial Solutions supports manufacturers associated with a large variety of end-markets, notably better crop protection offerings in agriculture, coatings, detergents and cleaners, solvents for electronics processing, inks and textiles. Historical Dow is also the world’s largest producer of purified ethylene oxide.

Nutrition & Health

Nutrition & Health uses cellulosics and other technologies to improve the functionality and delivery of food and the safety and performance of pharmaceutical products.

Packaging and Specialty Plastics

Packaging and Specialty Plastics serves high-growth, high-value sectors using world-class technology and a rich innovation pipeline that will create competitive advantages for customers and the entire value chain with a sustainable focus. Historical Dow is also a leader in polyolefin elastomers and EPDM rubber. Growth is expected to be driven by major shifts in population demographics; improving socioeconomic status in emerging geographies; consumer and brand owner demand for increased functionality; global efforts to reduce food waste; growth in telecommunications networks; global development of electrical transmission and distribution infrastructure; and renewable energy applications.

Polyurethanes & CAV

Polyurethanes & Chlor-Alkali & Vinyl (“CAV”) is the world’s largest producer of propylene oxide, propylene glycol and polyether polyols, and is a leading producer of aromatic isocyanates and fully formulated polyurethane systems that serve energy efficiency, consumer comfort, industrial and enhanced mobility market sectors. Propylene oxide is produced using the chlorohydrin process as well as hydrogen peroxide to propylene oxide manufacturing technology. The product group also provides cost advantaged chlorine and caustic soda supply and markets caustic soda, a valuable co-product of the chlor-alkali manufacturing process, and ethylene dichloride and vinyl chloride monomer. This product group also includes construction chemicals which combine its deep application know-how, materials science and formulation competence to offer manufacturers key building blocks for formulating efficient and differentiated building and construction materials made from a broad range of technologies, including cellulose ethers, redispersible latex powders, silicones and acrylic emulsions, to help advance the performance, durability and aesthetics of buildings and infrastructure.

Safety & Construction

Safety & Construction unites market-driven science with the strength of highly regarded brands such as STYROFOAM™ Brand Insulation products, GREAT STUFF™ Insulating Foam Sealants and Adhesives, and FILMTEC™ Reverse Osmosis and Nanofiltration Elements to deliver products to a broad array of markets including industrial, building and construction, consumer and water processing. Safety & Construction is a leader in the construction space, delivering insulation, air sealing and weatherization systems to improve energy efficiency, reduce energy costs and provide more sustainable buildings. Safety & Construction is also a leading provider of purification and separation technologies including reverse osmosis membranes and ion exchange resins to help customers with a broad array of separation and purification needs such as reusing waste water streams and making more potable drinking water.

Seed

Seed provides seed/plant biotechnology products and technologies to improve the productivity and profitability of its customers. Seed develops, produces and markets canola, cereals, corn, cotton, rice, soybean and sunflower seeds.

Transportation & Advanced Polymers

Transportation & Advanced Polymers provides high-performance adhesives, lubricants and fluids to engineers and designers in the transportation, electronics and consumer end-markets. Key products include MOLYKOTE® Lubricants, DOW CORNING® Silicone Solutions for healthcare, MULTIBASE™ TPSiV™ Silicones for thermoplastics and BETASEAL™, BETAMATE™ and BETAFORCE™ Structural and Elastic Adhesives.

Corporate

Corporate includes certain enterprise and governance activities (including insurance operations, environmental operations, etc.); non-business aligned joint ventures; gains and losses on the sales of financial assets; non-business aligned litigation expenses; and discontinued or non-aligned businesses.

Results of Operations of Historical Dow—June 30, 2018 versus June 30, 2017

Net Sales

Net sales in the second quarter of 2018 were $15.8 billion, up 14 percent from $13.8 billion in the second quarter of 2017, primarily reflecting demand growth, increased selling prices and the favorable impact of currency. Sales increased in all geographic regions with double-digit gains in Asia Pacific (up 24 percent) and EMEA (up 16 percent). Volume increased 8 percent with gains in most principal product groups. The most notable volume increases were in Polyurethanes & CAV, Packaging and Specialty Plastics, Industrial Solutions, Hydrocarbons & Energy and Crop Protection, which were partially offset by a decline in Seed. Volume increased in all geographic regions, including a double-digit increase in Asia Pacific (up 19 percent). Local price increased 4 percent driven by broad-based pricing actions as well as in response to higher feedstock and raw material costs. Local price increased in all geographic regions and across all principal product groups, except Electronics & Imaging and Seed, with the most notable increases in Consumer Solutions, Polyurethanes & CAV, Packaging and Specialty Plastics, Hydrocarbons & Energy and Industrial Solutions. Currency was up 3 percent compared with the same period last year, driven primarily by EMEA (up 7 percent).

Net sales for the first six months of 2018 were $30.7 billion, up 13 percent from $27.1 billion in the same period last year, primarily reflecting higher sales volume, increased selling prices and the favorable impact of currency. Sales increased in all geographic regions with double-digit increases in Asia Pacific (up 22 percent) and EMEA (up 18 percent). Volume was up 7 percent compared with the same period last year, reflecting growth in most principal product groups with the most notable increases in Polyurethanes & CAV, Packaging and Specialty Plastics, Industrial Solutions and Hydrocarbons & Energy. Volume increased in all geographic regions, including a double-digit increase in Asia Pacific (up 17 percent). Local price increased 4 percent, with increases in all geographic regions in response to higher feedstock and raw material costs. Local price increased across most principal product groups, with notable increases in Polyurethanes & CAV, Consumer Solutions, Packaging and Specialty Plastics, Coatings & Performance Monomers and Industrial Solutions, which more than offset declines in Hydrocarbons & Energy and Seed. Currency was up 3 percent compared with the same period last year, driven primarily by EMEA (up 9 percent).

The following table summarizes sales variances by geographic region from the prior year:

Sales Variances by Geographic Region Percentage change from prior year	Three Months Ended Jun 30, 2018					Six Months Ended Jun 30, 2018
	Local Price & Product Mix	Currency	Volume	Portfolio & Other [1]	Total	Local Price & Product Mix	Currency	Volume	Portfolio & Other [1]	Total
U.S. & Canada	3%	—%	6%	—%	9%	3%	—%	4%	—%	7%
EMEA	5	7	4	—	16	4	9	5	—	18
Asia Pacific	5	2	19	(2)	24	4	3	17	(2)	22
Latin America	6	—	2	(2)	6	6	—	2	(2)	6
Total	4%	3%	8%	(1)%	14%	4%	3%	7%	(1)%	13%
[1]

Includes the divestitures of SKC Haas Display Films group of companies, the global Ethylene Acrylic Acid copolymers and ionomers business and a portion of Dow AgroSciences’ corn seed business in Brazil.

Cost of Sales

Cost of Sales (“COS”) was $12.4 billion in the second quarter of 2018, up from $10.8 billion in the second quarter of 2017. For the first six months of 2018, COS was $24.0 billion, up from $21.0 billion in the first six months of 2017. For the three and six months ended June 30, 2018, COS increased primarily due to increased sales volume, higher feedstock and other raw material costs and increased planned maintenance turnaround costs which more than offset lower commissioning expenses related to U.S. Gulf Coast growth projects and cost synergies. COS as a percentage of net sales in the second quarter of 2018 was 78.5 percent (77.8 percent in the second quarter of 2017) and was 78.0 percent for the first six months of 2018 (77.4 percent for the first six months of 2017).

Research and Development Expenses

R&D expenses totaled $407 million in the second quarter of 2018, essentially flat from $408 million in the second quarter of 2017. For the first six months of 2018, R&D expenses totaled $793 million, down $34 million (4 percent) from $827 million in the first six months of 2017. R&D expenses decreased in the first six months of 2018 primarily due to cost synergies.

Selling, General and Administrative Expenses

SG&A expenses were $748 million in the second quarter of 2018, up $28 million (4 percent) from $720 million in the second quarter of last year. For the first six months of 2018, SG&A expenses totaled $1,499 million, up $20 million (1 percent) from $1,479 million in the first six months of 2017. SG&A expenses for the three and six months ended June 30, 2018, were higher compared with the prior year as the prior year expenses were favorably impacted by a recovery of costs related to the Nova Chemicals Corporation (“Nova”) patent infringement award in the second quarter of 2017. See Note 11 to the Historical Dow Second Quarter 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof attached as Exhibit 99.2 to the Form 10, for additional information.

Amortization of Intangibles

Amortization of intangibles was $155 million in the second quarter of 2018, compared with $157 million in the second quarter of 2017. In the first six months of 2018, amortization of intangibles was $314 million, compared with $312 million in the same period last year. See Note 8 to the Historical Dow Second Quarter 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof attached as Exhibit 99.2 to the Form 10, for additional information.

Restructuring and Asset Related Charges (Credits)—Net

DowDuPont Cost Synergy Program

In September and November 2017, DowDuPont approved post-merger restructuring actions under the DowDuPont Cost Synergy Program (the “Synergy Program”) which is designed to integrate and optimize the organization following the Merger and in preparation for the intended business separations. Based on all actions approved to date under the Synergy Program, Historical Dow expects to record total pretax restructuring charges of approximately $1.3 billion, comprised of approximately $525 million to $575 million of severance and related benefit costs; $400 million to $440 million of asset write-downs and write-offs; and $290 million to $310 million of costs associated with exit and disposal activities.

For the three months ended June 30, 2018, the Company recorded pretax restructuring charges of $88 million, consisting of severance and related benefit costs of $38 million, asset write-downs and write-offs of $27 million and costs associated with exit and disposal activities of $23 million. For the six months ended June 30, 2018, the Company recorded pretax restructuring charges of $251 million, consisting of severance and related benefit costs of $142 million, asset write-downs and write-offs of $75 million and costs associated with exit and disposal activities of $34 million.

2016 Restructuring

For the three months ended June 30, 2018, the Company recorded pretax restructuring charges of $7 million, consisting of a favorable adjustment to the severance reserve of $8 million and a charge of $15 million for costs associated with exit and disposal activities. For the six months ended June 30, 2018, the Company recorded pretax restructuring charges of $6 million, consisting of a favorable adjustment to the severance reserve of $8 million and a charge of $14 million for costs associated with exit and disposal activities. See Note 4 to the Historical Dow Second Quarter 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof attached as Exhibit 99.2 to the Form 10, for additional information.

Integration and Separation Costs

Integration and separation costs, which reflect costs related to the Merger and the ownership restructure of Dow Silicones, as well as post-Merger integration and activities related to the intended separation of DowDuPont into three independent, publicly traded companies (“intended business separation activities”), were $231 million in the second quarter of 2018, up from $136 million in the second quarter of 2017. In the first six months of 2018, integration and separation costs were $433 million, up from $245 million in the first six months of 2017. For the three and six months ended June 30, 2018, integration and separation costs increased primarily from post-Merger integration and intended business separation activities.

Equity in Earnings of Nonconsolidated Affiliates

Historical Dow’s share of the earnings of nonconsolidated affiliates was $231 million in the second quarter of 2018, up from $54 million in the second quarter of 2017, primarily due to higher earnings from the Kuwait joint ventures (driven by increased volume and improved monoethylene glycol prices) and lower equity losses from Sadara. In the first six months of 2018, Historical Dow’s share of the earnings of nonconsolidated affiliates was

$474 million, up from $250 million in the first six months of 2017, as lower equity losses from Sadara and higher earnings from the Kuwait joint ventures were partially offset by lower equity earnings from the HSC Group, which reflected customer settlements in the first quarter of 2017 related to long-term polysilicon sales agreements.

Sundry Income (Expense)—Net

Sundry income (expense)—net includes a variety of income and expense items such as foreign currency exchange gains and losses, interest income, dividends from investments, gains and losses on sales of investments and assets, non-operating pension and other postretirement benefit plan credits or costs, and certain litigation matters. Sundry income (expense)—net in the second quarter of 2018 was income of $5 million, a decrease of $317 million compared with income of $322 million in the second quarter of 2017. The second quarter of 2017 included a $137 million gain related to the Nova patent infringement matter and gain on sales of assets and other investments.

Year to date, sundry income (expense)—net was income of $88 million, an increase of $210 million compared with expense of $122 million in the same period last year. In addition to the amounts previously discussed, the first six months of 2017 included a $469 million loss related to the Bayer CropScience arbitration matter. See Notes 5 and 11 Historical Dow Second Quarter 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof attached as Exhibit 99.2 to the Form 10, for additional information.

Interest Expense and Amortization of Debt Discount

Interest expense and amortization of debt discount was $274 million in the second quarter of 2018, up from $226 million in the second quarter of 2017. Interest expense and amortization of debt discount was $544 million in the first six months of 2018, up from $445 million in the first six months of 2017. The increase primarily reflects lower capitalized interest as a result of decreased capital spending.

Provision for Income Taxes

Historical Dow’s effective tax rate fluctuates based on, among other factors, where income is earned and by the level of equity earnings, since most of the earnings from Historical Dow’s equity method investments are taxed at the joint venture level.

On December 22, 2017, the Tax Cuts and Jobs Act (“The Act”) was enacted. The Act reduces the U.S. federal corporate income tax rate from 35 percent to 21 percent, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously deferred, creates new provisions related to foreign sourced earnings, eliminates the domestic manufacturing deduction and moves towards a territorial system. Historical Dow recorded adjustments related to The Act during the first quarter of 2018 which resulted in a charge of $7 million to “Provision for income taxes.” In the second quarter of 2018, no additional adjustments related to The Act were recorded.

The effective tax rate for the second quarter of 2018 was 23.7 percent, compared with 25.1 percent for the second quarter of 2017. For the first six months of 2018, the effective tax rate was 22.3 percent, compared with 22.7 percent for the first six months of 2017. The tax rate in the second quarter of 2018 was favorably impacted by the reduced U.S. federal corporate income tax rate and unfavorably impacted by non-deductible restructuring costs and certain provisions in The Act related to the taxability of foreign earnings. In addition to the items previously discussed, the tax rate for the first six months of 2018 was favorably impacted by tax benefits related to the issuance of stock-based compensation. The tax rate in the second quarter of 2017 was primarily impacted by the geographic mix of earnings. In addition, the tax rate for the first six months of 2017 reflected a tax benefit from the Bayer CropScience arbitration matter and the adoption of ASU 2016-09, which resulted in the recognition of excess tax benefits related to stock-based compensation in the provision for income taxes. See Notes 6 and 11 Historical Dow Second Quarter 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof attached as Exhibit 99.2 to the Form 10, for additional information.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests was $31 million in the second quarter of 2018, down from $38 million in the second quarter of 2017. For the first six months of 2018, net income attributable to noncontrolling interests was $66 million, compared with $65 million for the same period last year.

Net Income Available for the Common Stockholder

Net income available for the common stockholder was $1,279 million in the second quarter of 2018, compared with $1,321 million in the second quarter of 2017. Net income available for the common stockholder in the first six months of 2018 was $2,621 million, up from $2,209 million in the same period last year. Effective with the Merger, Historical Dow no longer has publicly traded common stock. Historical Dow’s common shares are owned solely by its parent company, DowDuPont.

Results of Operations of Historical Dow—2017 versus 2016

Net Sales

Net sales for 2017 were $55.5 billion, up 15 percent from $48.2 billion in 2016, primarily reflecting increased local price and product mix, higher sales volume and the addition of Dow Silicones. Sales increased in all geographic regions with double-digit increases in EMEA (up 20 percent), Asia Pacific (up 18 percent) and U.S. & Canada (up 15 percent). Local price and product mix increased 6 percent, with increases in all geographic regions, including a double-digit increase in EMEA (up 10 percent), driven by broad-based pricing actions as well as higher feedstock and raw material prices. Local price and product mix increased across most principal Historical Dow product groups with the most notable increases in Hydrocarbons & Energy, Polyurethanes & CAV, Coatings & Performance Monomers, Packaging and Specialty Plastics, Industrial Solutions and Consumer Solutions. Local price and product mix remained flat in Safety & Construction and Transportation & Advanced Polymers and declined in Crop Protection, Electronics & Imaging and Industrial Biosciences. Volume increased 5 percent, with increases across all principal Historical Dow product groups, except Seed and, with notable increases reported in Hydrocarbons & Energy, Packaging and Specialty Plastics, Polyurethanes & CAV and Industrial Solutions. Volume remained flat in Crop Protection. Volume increased in all geographic regions, except Latin America (down 1 percent). Portfolio & Other increased sales 4 percent, primarily reflecting the addition of Dow Silicones business, partially offset by recent divestitures, including the SKC Haas Display Films group of companies, the global Ethylene Acrylic Acid copolymers and ionomers business (“EAA Business”) and a portion of Dow’s agricultural sciences corn seed business in Brazil (“DAS Divested Ag Business”).

Net sales for 2016 were $48.2 billion, down 1 percent from $48.8 billion in 2015, primarily reflecting decreased local price and product mix which was partially offset by higher sales volume and the impact of portfolio actions. Sales declined in Latin America (down 7 percent), EMEA (down 4 percent) and U.S. & Canada (down 2 percent) and increased in Asia Pacific (up 9 percent). Local price and product mix decreased 6 percent, with declines in all geographic regions and in all principal product groups, except Crop Protection, which was flat, and Seed, in response to lower feedstock and raw material prices and competitive pricing pressures. Double-digit local price and product mix decreases were reported in Hydrocarbons & Energy and Industrial Solutions. Volume increased 3 percent and was mixed by principal product group with notable increases reported in Hydrocarbons & Energy, Packaging and Specialty Plastics and Polyurethanes & CAV, which was partially offset by declines in Crop Protection, Coatings & Performance Monomers, Nutrition & Health and Safety & Construction. Volume increased in all geographic regions, except Latin America which was flat. Portfolio & Other increased sales 2 percent, primarily reflecting the addition of Dow Silicones business, partially offset by recent divestitures, including ANGUS Chemical Company, the Sodium Borohydride business, AgroFresh and the split-off of the chlorine value chain.

The following table summarizes sales variances by geographic region from the prior year:

Sales Variances by Geographic Region Percentage change from prior year	Local Price & Product Mix	Currency	Volume	Portfolio & Other	Total
2017
U.S. & Canada	6%	—%	5%	4%	15%
EMEA	10	1	6	3	20
Asia Pacific	4	—	7	7	18
Latin America	2	—	(1)	—	1
Total	6%	—%	5%	4%	15%

2016
U.S. & Canada	(7)%	—%	3%	2%	(2)%
EMEA	(6)	(1)	4	(1)	(4)
Asia Pacific	(6)	—	6	9	9
Latin America	(6)	—	—	(1)	(7)
Total	(6)%	—%	3%	2%	(1)%

2015
U.S. & Canada	(13)%	(1)%	2%	(2)%	(14)%
EMEA	(10)	(13)	2	(2)	(23)
Asia Pacific	(9)	(3)	5	(2)	(9)
Latin America	(15)	—	1	(1)	(15)
Total	(12)%	(5)%	2%	(1)%	(16)%

Cost of Sales

COS was $44.3 billion in 2017, up $6.7 billion from $37.6 billion in 2016. COS increased in 2017 primarily due to increased sales volume, higher feedstock, energy and other raw material costs, higher commissioning expenses related to U.S. Gulf Coast growth projects, and the addition of Dow Silicones business. In 2017, COS was also unfavorably impacted by a settlement charge for a U.S. non-qualified pension plan. COS as a percentage of sales was 79.8 percent in 2017 compared with 78.2 percent in 2016. See Note 19 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information on the settlement charge.

COS was $37.6 billion in 2016, down slightly from $37.7 billion in 2015 as lower feedstock, energy and other raw material costs and cost cutting and productivity initiatives were offset by increased sales volume, the addition of Dow Silicones business and higher environmental charges. COS as a percentage of sales was 78.2 percent in 2016 compared with 77.4 percent in 2015. See Notes 4 and 16 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information on the Dow Silicones ownership restructure and the environmental charges.

Personnel Count

Historical Dow employed approximately 54,000 people at December 31, 2017, down from approximately 56,000 at December 31, 2016, primarily due to its restructuring programs. The number of employees at December 31, 2016, increased from approximately 46,500 at December 31, 2015, primarily due to the Dow Silicones ownership restructure, which was partially offset by a decline related to Historical Dow’s restructuring programs.

Research and Development Expenses

R&D expenses were $1,637 million in 2017, compared with $1,584 million in 2016 and $1,598 million in 2015. In 2017, R&D expenses increased compared with 2016, primarily due to the addition of Dow Silicones business. In 2016, R&D expenses decreased slightly as increased costs from the addition of Dow Silicones business were more than offset by decreased spending due to divestitures and cost reduction initiatives, as well as lower performance-based compensation costs.

Selling, General and Administrative Expenses

SG&A expenses were $2,917 million in 2017, compared with $2,956 million in 2016 and $2,948 million in 2015. In 2017, SG&A expenses decreased compared with 2016, as cost reduction initiatives and reduced litigation expenses more than offset higher spending from the addition of Dow Silicones business. In 2016, SG&A expenses were essentially flat as increased costs from the addition of Dow Silicones business were nearly offset by decreased spending due to divestitures and cost reduction initiatives, as well as lower performance-based compensation costs.

Amortization of Intangibles

Amortization of intangibles was $624 million in 2017, $544 million in 2016 and $419 million in 2015. The increase in amortization in 2017 and 2016 was primarily due to the addition of Dow Silicones business. For additional information on intangible assets, see Note 13 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

Restructuring, Goodwill Impairment and Asset Related Charges—Net

DowDuPont Cost Synergy Program

In September and November 2017, DowDuPont approved post-Merger restructuring actions under the Synergy Program, which is designed to integrate and optimize the organization following the Merger and in preparation for the intended business separations. Based on all actions approved to date under the Synergy Program, Historical Dow expects to record total pretax restructuring charges of approximately $1.3 billion, comprised of approximately $525 million to $575 million of severance and related benefit costs, $400 million to $440 million of asset write-downs and write-offs, and $290 million to $310 million of costs associated with exit and disposal activities.

As a result of these actions, Historical Dow recorded pretax restructuring charges of $687 million in 2017, consisting of severance and related benefit costs of $357 million, asset write-downs and write-offs of $287 million and costs associated with exit and disposal activities of $43 million. Historical Dow expects to record the remaining restructuring charges over the next two years and the Synergy Program should be substantially complete by the end of 2019.

2016 Restructuring

On June 27, 2016, the board of directors of Historical Dow approved a restructuring plan that incorporated actions related to the ownership restructure of Dow Silicones. These actions, aligned with Historical Dow’s value growth and synergy targets, will result in a global workforce reduction of approximately 2,500 positions, with most of these positions resulting from synergies related to the ownership restructure of Dow Silicones. These actions are expected to be substantially completed by June 30, 2018. As a result of these actions, Historical Dow recorded pretax restructuring charges of $449 million in the second quarter of 2016, consisting of severance and related benefit costs of $268 million, asset write-downs and write-offs of $153 million and costs associated with exit and disposal activities of $28 million.

In 2017, Historical Dow recorded a favorable adjustment to the 2016 restructuring charge related to costs associated with exit and disposal activities of $7 million.

2015 Restructuring

On April 29, 2015, Historical Dow’s board approved actions to further streamline the organization and optimize its footprint in connection with the separation of a significant portion of Historical Dow’s chlorine value chain. These actions, which further accelerated Historical Dow’s value growth and productivity targets, resulted in a reduction of approximately 1,750 positions and adjustments to its asset footprint to enhance competitiveness. As a result of these actions, Historical Dow recorded pretax restructuring charges of $375 million in the second quarter of 2015 consisting of severance and related benefit costs of $196 million, asset write-downs and write-offs of $169 million and costs associated with exit and disposal activities of $10 million. In the fourth quarter of 2015, Historical Dow recorded restructuring charge adjustments of $40 million, including severance and related benefit costs of $39 million for the separation of approximately 500 additional positions as part of its efforts to further streamline the organization, and $1 million of costs associated with exit and disposal activities. These actions were substantially completed at June 30, 2017.

In 2016, Historical Dow recorded an unfavorable adjustment to the 2015 restructuring charge for additional accruals for costs associated with exit and disposal activities of $6 million and a favorable adjustment of $3 million for asset write-downs and write-offs.

In 2017, Historical Dow recorded favorable adjustments to the 2015 restructuring charge of $9 million for severance and related benefit costs and $1 million for costs associated with exit and disposal activities. See Note 6 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for details on Historical Dow’s restructuring activities.

Goodwill Impairment

Upon completion of the goodwill impairment testing in the fourth quarter of 2017, Historical Dow determined the fair value of the Coatings & Performance Monomers reporting unit was lower than its carrying amount. As a result, Historical Dow recorded an impairment charge of $1,491 million in the fourth quarter of 2017. See Note 13 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information on the impairment charge.

Asset Related Charges

2017 Charges

In 2017, Historical Dow recognized a $622 million pretax impairment charge related to a biopolymers manufacturing facility in Santa Vitoria, Minas Gerais, Brazil. Historical Dow determined it will not pursue an expansion of the facility’s ethanol mill into downstream derivative products, primarily as a result of cheaper ethane-based production as well as its new assets coming online in the U.S. Gulf Coast which can be used to meet growing market demands in Brazil. As a result of this decision, cash flow analysis indicated the carrying amount of the impacted assets was not recoverable.

Historical Dow also recognized other pretax impairment charges of $317 million in the fourth quarter of 2017, including charges related to manufacturing assets of $230 million, an equity method investment of $81 million and other assets of $6 million. See Notes 6 and 22 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

2016 Charges

In 2016, Historical Dow recognized a $143 million pretax impairment charge related to its equity interest in AgroFresh Solutions, Inc. (“AFSI”) due to a decline in the market value of AFSI. See Notes 5, 6, 12, 22 and

23 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

Integration and Separation Costs

Integration and separation costs, which reflect costs related to the Merger, post-Merger integration and intended business separation activities and the ownership restructure of Dow Silicones, were $786 million in 2017, $349 million in 2016 and $23 million in 2015.

Asbestos-Related Charge

In 2016, Historical Dow and Union Carbide Corporation (“Union Carbide”), a wholly owned subsidiary of TDCC, elected to change the method of accounting for asbestos-related defense and processing costs from expensing as incurred to estimating and accruing a liability. As a result of this accounting policy change, Historical Dow recorded a pretax charge of $1,009 million for asbestos-related defense costs through the terminal year of 2049. Historical Dow also recorded a pretax charge of $104 million to increase the asbestos-related liability for pending and future claims through the terminal year of 2049. See Notes 1 and 16 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information on asbestos-related matters.

Equity in Earnings of Nonconsolidated Affiliates

Historical Dow’s share of the earnings of nonconsolidated affiliates in 2017 was $762 million, compared with $442 million in 2016 and $674 million in 2015. In 2017, equity earnings increased as lower equity losses from Sadara and higher equity earnings from TKOC, EQUATE and the HSC Group, which included settlements with a customer related to long-term polysilicon sales agreements, were partially offset by the impact of the Dow Silicones ownership restructure and lower equity earnings from The SCG-Dow Group and Map Ta Phut.

In 2016, equity earnings declined due to higher equity losses from Sadara related to start-up expenses, lower equity earnings from the Kuwait joint ventures due to lower monoethylene glycol prices and a reduction in the ownership of MEGlobal (now part of EQUATE), and the impact of the Dow Silicones ownership restructure. Equity earnings also declined due to a charge of $22 million for a loss on early redemption of debt incurred by Dow Silicones. These declines were partially offset by higher earnings from the HSC Group, The SCG-Dow Group and Map Ta Phut.

Sundry Income (Expense)—Net

Sundry income (expense)—net includes a variety of income and expense items such as foreign currency exchange gains and losses, interest income, dividends from investments, gains and losses on sales of investments and assets and certain litigation matters. Sundry income (expense)—net for 2017 was net income of $877 million, compared with net income of $1,452 million in 2016 and net income of $4,716 million in 2015.

In 2017, sundry income (expense)—net included a $635 million gain on the divestiture of the DAS Divested Ag Business, a $227 million gain on the divestiture of the EAA Business, a $137 million gain related to the Nova patent infringement matter, interest income and gains on sales of assets and investments. These gains more than offset a $469 million loss related to the Bayer CropScience arbitration matter and foreign currency exchange losses. See Notes 5, 8, and 16 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

In 2016, sundry income (expense)—net included a $2,445 million gain related to the Dow Silicones ownership restructure, a $27 million favorable adjustment related to a decrease in Dow Silicone’s implant liability, interest income and gains on sales of assets and investments. These gains more than offset a $1,235 million loss related to Historical Dow’s settlement of the urethane matters class action lawsuit and the opt-out cases litigation, $41 million of costs associated with transactions and productivity actions, a $25 million charge for post-closing adjustments related to the AgroFresh divestiture, and foreign currency exchange losses. See Notes 4, 5, 8 and 16 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

In 2015, sundry income (expense)—net included a $2,233 million gain on the split-off of Historical Dow’s chlorine value chain, a $723 million gain on the sale of MEGlobal, a $682 million gain on the divestiture of ANGUS Chemical Company, a $20 million gain on the divestiture of the global Sodium Borohydride business, a $618 million gain related to the divestiture of the AgroFresh business (net of an $8 million loss for mark-to-market adjustments on the fair value of warrants receivable), a $361 million gain on the Univation step acquisition, interest income and gains on the sales of assets and investments. These gains more than offset foreign currency exchange losses, including a $98 million loss related to the impact of the Argentine peso devaluation, and $119 million of costs associated with transactions and productivity actions. See Notes 4, 5, 7, 8, 12, 16 and 22 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

Interest Expense and Amortization of Debt Discount

Interest expense and amortization of debt discount was $976 million in 2017, up from $858 million in 2016, primarily reflecting the effect of the long-term debt assumed in the Dow Silicones ownership restructure. Interest expense and amortization of debt discount in 2016 was down from $946 million in 2015, primarily due to the impact of approximately $2.5 billion of debt retired in 2015. See Liquidity and Capital Resources in Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 15 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information related to debt financing activity.

Provision for Income Taxes

Historical Dow’s effective tax rate fluctuates based on, among other factors, where income is earned, reinvestment assertions regarding foreign income and the level of income relative to tax credits available. Historical Dow’s tax rate is also influenced by the level of equity earnings, since most of the earnings from Historical Dow’s equity method investments are taxed at the joint venture level. The underlying factors affecting Historical Dow’s overall tax rate are summarized in Note 9 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10.

On December 22, 2017, The Act was enacted. The Act reduces the U.S. federal corporate tax rate from 35 percent to 21 percent, requires companies to pay a one-time transition tax on earnings of foreign subsidiaries that were previously deferred, creates new provisions related to foreign sourced earnings, eliminates the domestic manufacturing deduction and moves to a territorial system. At December 31, 2017, Historical Dow had not completed its accounting for the tax effects of The Act; however, Historical Dow made a reasonable estimate of the effects on its existing deferred tax balances, which resulted in a provisional charge of $50 million to “Provision for income taxes,” and the one-time transition tax, which resulted in a provisional charge of $865 million to “Provision for income taxes.” Historical Dow expects that it will have sufficient foreign tax credits available to offset the tax liability associated with the one-time transition tax. See Note 9 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

The provision for income taxes was $2,204 million in 2017, up from $9 million in 2016 and $2,147 million in 2015. The tax rate for 2017 was unfavorably impacted by the enactment of The Act, the impairment of goodwill for which there was no corresponding tax deduction, charges related to tax attributes in the United States and Germany as a result of the Merger and certain non-deductible costs associated with the Merger. The tax rate was favorably impacted by the geographic mix of earnings, and the adoption of ASU 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which resulted in the recognition of excess tax benefits related to equity compensation in the provision for income taxes. These factors resulted in an effective tax rate of 78.7 percent for 2017. See Notes 1 and 9 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

The tax rate for 2016 was favorably impacted by the non-taxable gain on the Dow Silicones ownership restructure and a tax benefit on the reassessment of a deferred tax liability related to the basis difference in Historical Dow’s investment in Dow Silicones. The tax rate was also favorably impacted by the geographic mix of earnings, the availability of foreign tax credits and the deductibility of the urethane matters class action lawsuit and opt-out cases settlements and the asbestos-related charge. A reduction in equity earnings and non-deductible costs associated with transactions and productivity actions unfavorably impacted the tax rate. These factors resulted in an effective tax rate of 0.2 percent for 2016.

The tax rate for 2015 was favorably impacted by portfolio actions, specifically the tax-efficient split-off of Historical Dow’s chlorine value chain, the non-taxable gain from the Univation step acquisition, and the sale of MEGlobal. The geographic mix of earnings favorably impacted the tax rate with the gain from the ANGUS Chemical Company divestiture and continued profitability improvement in Europe and Asia Pacific providing most of the benefit. The tax rate was unfavorably impacted by foreign subsidiaries repatriating cash to the United States, which was primarily derived from divestiture proceeds. Reduced equity earnings and continued increases in statutory income in Latin America and Canada due to local currency devaluations also unfavorably impacted the tax rate. These factors resulted in an effective tax rate of 21.6 percent for 2015.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests was $129 million in 2017, $86 million in 2016 and $98 million in 2015. Net income attributable to noncontrolling interests increased in 2017 compared with 2016, primarily due to higher earnings from Dow Silicones’ consolidated joint ventures and improved results from a cogeneration facility in Brazil. Net income attributable to noncontrolling interests decreased in 2016 compared with 2015, primarily due to losses incurred by a cogeneration facility in Brazil, which more than offset the addition of earnings from Dow Silicones’ consolidated joint ventures. In addition, 2015 was also impacted by noncontrolling interests’ portion of the 2015 restructuring charge. See Notes 6, 18 and 23 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

Preferred Stock Dividends

On December 30, 2016, Historical Dow converted all outstanding shares of its Cumulative Convertible Perpetual Preferred Stock, Series A (“Preferred Stock”) into shares of Historical Dow common stock. As a result of this conversion, no shares of Preferred Stock are issued or outstanding. On January 6, 2017, Historical Dow filed an amendment to its Restated Certificate of Incorporation by way of a certificate of elimination with the Secretary of State of Delaware eliminating this series of preferred stock. Preferred Stock dividends of $340 million were recognized in 2016 and 2015. See Note 17 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

Net Income Available for Common Stockholders

Net income available for common stockholders was $466 million in 2017, compared with $3,978 million in 2016 and $7,345 million in 2015. Effective with the Merger, Historical Dow no longer has publicly traded common stock. Historical Dow’s common shares are owned solely by its parent company, DowDuPont.

Liquidity and Capital Resources—Historical Dow

Historical Dow had cash and cash equivalents of $4,823 million at June 30, 2018 ($6,188 million at December 31, 2017 and $6,607 million at December 31, 2016), of which $2,902 million at June 30, 2018 ($4,318 million at December 31, 2017 and $4,890 million at December 31, 2016) was held by subsidiaries in foreign countries, including United States territories. For each of its foreign subsidiaries, Historical Dow makes an assertion regarding the amount of earnings intended for permanent reinvestment, with the balance available to be repatriated to the United States.

Historical Dow is currently evaluating the impact of The Act on its permanent reinvestment assertion. The Act requires companies to pay a one-time transition tax on earnings of foreign subsidiaries, a majority of which were previously considered permanently reinvested by Historical Dow. See Note 6 to the Historical Dow Second Quarter 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof attached as Exhibit 99.2 to the Form 10, for further details on The Act. A tax liability was accrued for the estimated U.S. federal tax on all unrepatriated earnings at December 31, 2017, in accordance with The Act. The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the subsidiaries’ operational activities and future foreign investments. Historical Dow has the ability to repatriate additional funds to the U.S., which could result in an adjustment to the tax liability for foreign withholding taxes, foreign and/or U.S. state income taxes and the impact of foreign currency movements. During 2018, Historical Dow has and expects to continue repatriating funds from its non-U.S. subsidiaries that are not needed to finance local operations or separation activities; however, these particular repatriation activities have not and are not expected to result in a significant incremental tax liability to Historical Dow.

Historical Dow’s cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

Cash Flow Summary[1]	Six Months Ended		Year Ended
In millions	Jun 30, 2018	Jun 30, 2017	2017	2016	2015
Cash provided by (used for):
Operating activities	$1,550	$(101)	$4,502	$5,600	$7,607
Investing activities	(424)	192	(1,941)	(3,479)	(1,350)
Financing activities	(2,397)	(690)	(3,330)	(4,014)	(3,132)
Effect of exchange rate changes on cash	(68)	208	320	(77)	(202)
Summary
Increase (decrease) in cash and cash equivalents	$(1,339)	$(391)	$(419)	$(1,970)	$2,923
Cash and cash equivalents at beginning of year	6,207	6,624	6,607	8,577	5,654
Cash and cash equivalents at end of period	$4,868	$6,233	$6,188	$6,607	$8,577
[1]

Values in this table for the years ended December 31, 2017, 2016 and 2015 have not been updated for ASU 2016-15 and 2016-18, which were adopted on January 1, 2018 and retrospectively applied to Historical Dow’s financial statements. In connection with the review and implementation of ASU 2016-15, Dow also changed the value of “Proceeds from interests in trade accounts receivable conduits” due to additional interpretative guidance of the required method for calculating the cash received from beneficial interests in the conduits. See Item 5. Other Information in the Dow Second Quarter 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.3 to the Form 10. In the third quarter of 2018, additional interpretative guidance was issued related to ASU 2016-15. See “Recent Accounting Guidance” at the end of this section for additional information.

Cash Flows from Operating Activities

In the first six months of 2018, cash provided by operating activities was $1,550 million, compared with cash used for operating activities of $101 million in the first six months of 2017, primarily reflecting a decrease in cash used for working capital requirements and higher cash earnings.

Cash provided by operating activities decreased in 2017 compared with 2016, primarily due to a reduction in balances in Historical Dow’s accounts receivable securitization facilities, increased pension contributions resulting from a change in control provision in a non-qualified U.S. pension plan, higher integration and separation costs and a cash payment related to the Bayer CropScience arbitration matter, partially offset by a one-time cash receipt related to the Nova patent infringement award and advanced payments from customers for long-term ethylene supply agreements. Cash provided by operating activities decreased in 2016 compared with 2015, primarily due to cash payments related to the settlement of the urethane matters class action lawsuit and opt-out cases, increased integration and separation costs, a cash payment related to the settlement of an uncertain tax position and a one-time payment related to the termination of a terminal use agreement.

Cash Flows from Investing Activities

In the first six months of 2018, cash used for investing activities was $424 million, primarily due to capital expenditures and purchases of investments, which were partially offset by proceeds from sales and maturities of investments and proceeds from interests in trade accounts receivable conduits. In the first six months of 2017, cash provided by investing activities was $192 million, primarily due to proceeds from interests in trade accounts receivable conduits, proceeds from sales and maturities of investments and net proceeds from sales of property and businesses, which more than offset capital expenditures, loans to Sadara and purchases of investments.

Capital spending was $987 million in the first six months of 2018, compared with $1,549 million in the first six months of 2017. Historical Dow expects full year capital spending in 2018 to be approximately $3.0 billion to $3.2 billion, commensurate with depreciation and amortization expense. In addition, Historical Dow expects an additional $100 million to $200 million of capital spending for targeted cost synergy and business separation projects by the end of 2018.

In the first six months of 2018, Historical Dow entered into a shareholder loan reduction agreement with Sadara and converted $140 million of the existing loan balance into equity. Historical Dow expects to loan between zero and $200 million to Sadara during the remainder of 2018. All or a portion of the outstanding loans to Sadara could potentially be converted into equity in future periods.

Cash used for investing activities in 2017 was primarily for capital expenditures, purchases of investments and investments in and loans to nonconsolidated affiliates, primarily with Sadara, which were partially offset by proceeds from sales of investments and divestitures, including the divestitures of the DAS Divested Ag Business and the EAA Business. Cash used for investing activities in 2016 was primarily for capital expenditures as well as investments in and loans to nonconsolidated affiliates, primarily with Sadara, which were partially offset by net cash acquired in the Dow Silicones ownership restructure. Cash used for investing activities in 2015 was primarily for capital expenditures; purchases of investments, including the repayment of outstanding loans issued under company-owned life insurance policies; and investments in and loans made to nonconsolidated affiliates, primarily with Sadara. This was partially offset by proceeds received from divestitures, including the divestitures of ANGUS Chemical Company and the AgroFresh business, proceeds from the sale of Historical Dow’s interest in MEGlobal and proceeds from sales and maturities of investments.

In 2017, Historical Dow loaned $735 million to Sadara and converted $718 million to equity. Historical Dow had a note receivable from Sadara of $275 million at December 31, 2017. Historical Dow loaned $1,015 million to Sadara and converted $1,230 million to equity during 2016, and had a note receivable from Sadara of $258 million at December 31, 2016. All or a portion of the outstanding loan to Sadara could potentially be converted to equity in future periods. Historical Dow expects to loan between zero and $200 million to Sadara in 2018. See Note 12 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

On August 28, 2017, Historical Dow and Saudi Aramco announced a non-binding Memorandum of Understanding that sets forth a process for Historical Dow to acquire an additional 15 percent ownership interest in Sadara from Saudi Aramco. The current equity ownership split is 65 percent Saudi Aramco and 35 percent Historical Dow. If the potential transaction is concluded as presently proposed, Historical Dow and Saudi Aramco would each hold a 50 percent equity stake in Sadara.

Historical Dow’s capital expenditures, including capital expenditures of consolidated variable interest entities, were $3,144 million in 2017, $3,804 million in 2016 and $3,703 million in 2015.

Capital spending in 2017, 2016 and 2015 included spending related to certain U.S. Gulf Coast investment projects including: an on-purpose propylene production facility, which commenced operations in December 2015; a world-scale ethylene production facility and an ELITE™ Polymer production facility, both of which commenced operations in September 2017; a NORDEL™ Metallocene EPDM production facility and a Low Density Polyethylene (“LDPE”) production facility, both which commenced operations in the first quarter of 2018; and a High Melt Index (“HMI”) AFFINITY™ Polymer production facility.

Cash Flows from Financing Activities

In the first six months of 2018, cash used for financing activities increased to $2,397 million compared with $690 million in the same period last year due to an increase in dividends paid, an increase in payments of long-term debt and a decrease in proceeds from sales/issuance of common stock.

Cash used for financing activities in 2017 included dividends paid to stockholders through the close of the Merger, a dividend paid to Historical Dow’s parent, DowDuPont, in the fourth quarter of 2017, and payments of long-term debt. Cash used for financing activities in 2016 included dividends paid to stockholders (including the accelerated payment of the fourth quarter preferred dividend), repurchases of common stock and payments of long-term debt. Cash used for financing activities in 2015 included dividends paid to stockholders, repurchases of common stock and payments of long-term debt, including the early redemption of InterNotes which was partially offset by proceeds from the issuance of long-term debt, including debt related to the split-off of the chlorine value chain. See Notes 7, 15 and 17 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information related to the split-off of the chlorine value chain, the issuance or retirement of debt and Historical Dow’s share repurchases and dividends.

Liquidity & Financial Flexibility

Historical Dow’s primary source of incremental liquidity is cash flows from operating activities. The generation of cash from operations and Historical Dow’s ability to access debt and capital markets is expected to meet Historical Dow’s cash requirements for working capital, capital expenditures, debt maturities, contributions to pension plans, dividend payments, and other needs. In addition to cash flows from operating activities, Historical Dow’s other liquidity sources also include U.S. and Euromarket commercial paper, committed credit facilities and access to long-term debt and capital markets. Dow expects that cash flows from operating activities will continue to be the primary source of its incremental liquidity following the distribution and that it will continue to be able to meet its cash requirements through such cash generation as well as through access to the debt and capital markets. Dow also expects to retain Historical Dow’s access to and use of, among other things, Historical Dow’s commercial paper, committed credit facilities and accounts receivable securitization facilities as in place at the time of the separation. Additional details on these sources of liquidity are as follows:

Commercial Paper

Historical Dow issues promissory notes under its U.S. and Euromarket commercial paper programs. Historical Dow had $500 million of commercial paper outstanding at June 30, 2018 ($231 million at December 31, 2017 and zero at December 31, 2016). Historical Dow maintains access to the commercial paper markets at competitive rates. Amounts outstanding under Historical Dow’s commercial paper programs during the period may be greater, or less than, the amount reported at the end of the period. Subsequent to June 30, 2018, Historical Dow issued approximately $1.1 billion of commercial paper.

Committed Credit Facilities

In the event Historical Dow has short-term liquidity needs and is unable to issue commercial paper for any reason, Historical Dow has the ability to access liquidity through its committed and available credit facilities. At June 30, 2018, Historical Dow had total committed credit facilities of $10.9 billion ($10.9 billion at December 31, 2017) and available credit facilities of $6.4 billion ($6.4 billion at December 31, 2017). See Note 15 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for further information.

In connection with the Dow Silicones ownership restructure, on May 31, 2016, Dow Silicones incurred $4.5 billion of indebtedness under a certain third party credit agreement (“Term Loan Facility”). TDCC subsequently guaranteed the obligations of Dow Silicones under the Term Loan Facility and, as a result, the covenants and events of default applicable to the Term Loan Facility are substantially similar to the covenants and events of default set forth in Historical Dow’s Five Year Competitive Advance and Revolving Credit Facility. In the second quarter of 2018, Dow Silicones exercised a 19-month extension option making amounts borrowed under the Term Loan Facility repayable on December 30, 2019, and amended the Term Loan Facility to include an additional 2-year extension option, at Dow Silicone’s election, upon satisfaction of certain customary conditions precedent.

On May 27, 2018, Historical Dow renewed a $200 million Bilateral Revolving Credit Facility agreement, which has a maturity date in May 2020 and provides for interest at floating rates, as defined in the agreement. On July 20, 2018, Historical Dow renewed a $200 million Bilateral Revolving Credit Facility agreement, which has a maturity date in July 2020 and provides for interest at floating rates, as defined in the agreement. On August 4, 2018, Historical Dow renewed a $100 million Bilateral Revolving Credit Facility agreement, which has a maturity date in August 2020 and provides for interest at floating rates, as defined in the agreement.

Accounts Receivable Securitization Facilities

Historical Dow has access to committed accounts receivable securitization facilities in the United States and Europe, from which amounts available for funding are based upon available and eligible accounts receivable within each of the facilities. These facilities, as currently structured, are expected to expire by the end of October 2018. Historical Dow, however, currently expects the term of both facilities to be amended and extended prior to their respective expiration dates.

In the fourth quarter of 2017, Historical Dow suspended further sales of trade accounts receivable through these facilities and began reducing outstanding balances under these facilities through collections of trade accounts receivable previously sold to such conduits. Historical Dow has the ability to resume such sales to the conduits, subject to certain prior notice requirements, at the discretion of Historical Dow. See Note 14 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for further information.

Debt

Historical Dow has focused on net debt (a non-GAAP financial measure), as it believed this is the best representation of financial leverage at a point in time. It is expected Dow will continue to use this metric to assess financial leverage. As shown in the following table, net debt is equal to total gross debt minus “Cash and cash equivalents” and “Marketable securities.” At June 30, 2018, Historical Dow’s net debt as a percent of total capitalization increased to 36.2 percent, compared with 35.4 percent at December 31, 2017 and 35.1 percent at December 31, 2016.

Total Debt In millions	Jun 30, 2018	Dec 31, 2017	Dec 31, 2016
Notes payable	$862	$484	$272
Long-term debt due within one year	2,837	752	635
Long-term debt	17,122	19,765	20,456
Gross debt	$20,821	$21,001	$21,363
- Cash and cash equivalents	$4,823	$6,188	$6,607
- Marketable securities	133	4	—
Net debt	$15,865	$14,809	$14,756
Gross debt as a percent of total capitalization	42.6%	43.7%	44.0%
Net debt as a percent of total capitalization	36.2%	35.4%	35.1%

Historical Dow’s public debt instruments and primary, private credit agreements contain, among other provisions, certain customary restrictive covenant and default provisions. Historical Dow’s most significant debt covenant with regard to its financial position is the obligation to maintain the ratio of its consolidated indebtedness to consolidated capitalization at no greater than 0.65 to 1.00 at any time the aggregate outstanding amount of loans under the Five Year Competitive Advance and Revolving Credit Facility Agreement equals or exceeds $500 million. The ratio of Historical Dow’s consolidated indebtedness to consolidated capitalization as defined in the Five Year Competitive Advance and Revolving Credit Facility Agreement was 0.42 to 1.00 at June 30, 2018 (0.43 to 1.00 at December 31, 2017). Management believes Historical Dow was in compliance with all of its covenants and default provisions at June 30, 2018 and December 31, 2017. See Note 15 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for information related to Historical Dow’s notes payable and long-term debt activity and information on Historical Dow’s covenants and default provisions.

Management expects that Dow will retain Historical Dow’s third-party indebtedness arrangements existing at the time of the separation and distribution and that Historical Dow will continue to have, and following the separation and distribution Dow will have, sufficient liquidity and financial flexibility to meet all of its business obligations.

Credit Ratings

Historical Dow’s credit ratings at July 31, 2018 are as follows:

Credit Ratings	Long-Term Rating	Short-Term Rating	Outlook
Standard & Poor’s	BBB	A-2	Stable
Moody’s Investors Service	Baa2	P-2	Stable
Fitch Ratings	BBB	F2	Rating Watch Positive

Downgrades in Dow’s credit ratings will increase borrowing costs on certain indentures and private credit facilities and could impact Dow’s ability to access debt and capital markets.

Dividends

Effective with the Merger, Historical Dow became a subsidiary of DowDuPont and ceased to have a standalone dividend policy or share repurchase program. Historical Dow committed to fund a portion of DowDuPont’s share repurchases and dividends paid to DowDuPont stockholders. Historical Dow has accomplished this funding through intercompany loans. On a quarterly basis, the TDCC board reviews and determines a dividend distribution to DowDuPont to settle the intercompany loans. The amount of Historical Dow’s dividend distribution considers the level of Historical Dow’s earnings and cash flows and the outstanding intercompany loan balances. In the fourth quarter of 2017, Historical Dow declared and paid dividends to DowDuPont of $1,056 million. See Note 24 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

In the first six months of 2018, Historical Dow declared and paid dividends to DowDuPont of $2,110 million. On June 25, 2018, DowDuPont declared a dividend of $0.38 per share, payable on September 14, 2018, to DowDuPont stockholders of record on August 31, 2018. Historical Dow’s portion of this stockholder dividend has not yet been determined. Historical Dow expects to declare and pay a dividend to DowDuPont in September 2018. See Note 19 to the Historical Dow Second Quarter 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof attached as Exhibit 99.3 to the Form 10, for additional information.

Prior to the Merger, Historical Dow paid quarterly dividends to its common stockholders. The table below reflects dividend activity of Historical Dow prior to the Merger.

Dividends Paid for the years ended Dec 31 In millions, except per share amounts	2017	2016	2015
Dividends paid, per common share	$1.84	$1.84	$1.68
Dividends paid to common stockholders	$2,179	$2,037	$1,913
Dividends paid to preferred stockholders[1]	$—	$425	$340
[1]	Dividends paid to preferred stockholders in 2016 includes payment of the fourth quarter 2016 declared dividend.

See the section entitled “Dividend Policy” for further information regarding Dow’s dividend policy following the separation and distribution.

Pension Plans

Historical Dow has defined benefit pension plans in the United States and a number of other countries. Historical Dow’s funding policy is to contribute to plans when pension laws and/or economics either require or encourage funding. In 2017, 2016 and 2015, Historical Dow contributed $1,676 million, $629 million and $844 million to its pension plans, respectively, including contributions to fund benefit payments for its non-qualified pension plans. Historical Dow expects to contribute approximately $500 million to its pension plans in 2018.

The provisions of a U.S. non-qualified pension plan require the payment of plan obligations to certain participants upon a change in control of Historical Dow, which occurred at the time of the Merger. Certain participants could elect to receive a lump-sum payment or direct Historical Dow to purchase an annuity on their behalf using the after-tax proceeds of the lump sum. In the fourth quarter of 2017, Historical Dow paid $940 million to plan participants and $230 million to an insurance company for the purchase of annuities, which were included in “Pension contributions” in the consolidated statements of cash flows. Historical Dow also paid $205 million for income and payroll taxes for participants electing the annuity option. Historical Dow recorded a settlement charge of $687 million associated with the payout in the fourth quarter of 2017. See Note 19 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information concerning Historical Dow’s pension plans.

Restructuring

At June 30, 2018, the activities related to the Synergy Program are expected to result in additional cash expenditures of approximately $600 million to $670 million, primarily through the end of 2019, consisting of severance and related benefit costs and costs associated with exit and disposal activities, including environmental remediation. See Note 4 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10. Historical Dow expects to incur additional costs in the future related to its restructuring activities. Future costs are expected to include demolition costs related to closed facilities and restructuring plan implementation costs; these costs will be recognized as incurred. Historical Dow also expects to incur additional employee-related costs, including involuntary termination benefits, related to its other optimization activities. These costs cannot be reasonably estimated at this time.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements are obligations Historical Dow has with nonconsolidated entities related to transactions, agreements or other contractual arrangements. Historical Dow holds variable interests in joint ventures accounted for under the equity method of accounting. Historical Dow is not the primary beneficiary of these joint ventures and therefore is not required to consolidate the entities. See Note 18 to the Historical Dow Second Quarter 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof attached as Exhibit 99.3 to the Form 10, for additional information on guarantees as well as Note 9 for additional information regarding the transfer of financial assets.

Guarantees arise during the ordinary course of business from relationships with customers and nonconsolidated affiliates when Historical Dow undertakes an obligation to guarantee the performance of others if specific triggering events occur. Historical Dow had outstanding guarantees at June 30, 2018 of $5,467 million ($5,663 million at December 31, 2017 and $6,043 million at December 31, 2016). Additional information related to guarantees can be found in the “Guarantees” section of Note 16 to the Historical Dow 2017 Financial Statements and Note 11 to the Historical Dow Second Quarter 2018 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof attached as Exhibits 99.2 and 99.3, respectively, to the Form 10.

Contractual Obligations

The following table summarizes Historical Dow’s contractual obligations, commercial commitments and expected cash requirements for interest at December 31, 2017.

Contractual Obligations at Dec 31, 2017	Payments Due In
In millions	2018	2019-2020	2021-2022	2023 and beyond	Total
Long-term debt obligations[1]	$752	$8,766	$3,070	$8,275	$20,863
Expected cash requirements for interest[2]	1,002	1,553	1,129	6,115	9,799
Pension and other postretirement benefits[3]	626	962	1,804	7,553	10,945
Operating leases	350	576	445	918	2,289
Purchase obligations[4]	3,031	4,749	3,732	7,088	18,600
Other noncurrent obligations[5]	—	1,320	645	2,020	3,985
Total	$5,761	$17,926	$10,825	$31,969	$66,481
[1]	Excludes unamortized debt discount and issuance costs of $346 million. Includes capital lease obligations of $282 million. Assumes the option to extend the DCC Term Loan facility will be exercised.
[2]	Cash requirements for interest on long-term debt was calculated using current interest rates at December 31, 2017, and includes $5,056 million of various floating rate notes.
[3]	Includes obligations to contribute to overfunded pension plans through 2023.
[4]	Includes outstanding purchase orders and other commitments greater than $1 million obtained through a survey conducted within Historical Dow.
[5]

Includes liabilities related to asbestos litigation, environmental remediation, legal settlements and other noncurrent liabilities. The table excludes uncertain tax positions due to uncertainties in the timing of the effective settlement of tax positions with the respective taxing authorities and deferred tax liabilities as it is impractical to determine whether there will be a cash impact related to these liabilities. The table also excludes deferred revenue as it does not represent future cash requirements arising from contractual payment obligations.

With the exception of the item noted below, there have been no material changes in Historical Dow’s contractual obligations since December 31, 2017.

Contractual Obligations at Jun 30, 2018	Payments Due In
In millions	2018	2019-2020	2021-2022	2023 and beyond	Total
Purchase obligations [1]	$3,279	$5,142	$3,997	$7,527	$19,945
[1]	Includes outstanding purchase orders and other commitments greater than $1 million obtained through a survey conducted within Historical Dow.

Dow expects to meet its contractual obligations through its normal sources of liquidity and believes it has the financial resources to satisfy these contractual obligations.

Critical Accounting Estimates of Historical Dow

The preparation of financial statements and related disclosures in accordance with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 1 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, describes the significant accounting policies and methods used in the preparation of the consolidated financial statements of Historical Dow. The following is a description of Historical Dow’s significant accounting policies impacted by judgments, assumptions and estimates:

Litigation

Historical Dow is subject to legal proceedings and claims arising out of the normal course of business including product liability, patent infringement, employment matters, governmental tax and regulation disputes, contract and commercial litigation and other actions. Historical Dow routinely assesses the legal and factual circumstances of each matter, the likelihood of any adverse outcomes to these matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known claim. Historical Dow also has an active risk management program consisting of numerous insurance policies secured from many carriers covering various timeframes. These policies may provide coverage that could be utilized to minimize the financial impact, if any, of certain contingencies. The required reserves may change in the future due to new developments in each matter.

Asbestos-Related Matters of Union Carbide Corporation

Union Carbide is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past four decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide’s premises, and Union Carbide’s responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc. Each year, Ankura Consulting Group, LLC (“Ankura”) performs a review for Union Carbide based upon historical asbestos claims, resolution and historical defense spending. Union Carbide compares current asbestos claim, resolution and defense spending activity to the results of the most recent Ankura study at each balance sheet date to determine whether the asbestos-related liability continues to be appropriate.

In 2016, Historical Dow elected to change its method of accounting for Union Carbide’s asbestos-related defense and processing costs from expensing as incurred to estimating and accruing a liability. In addition to performing their annual review of pending and future asbestos claim resolution activity, Ankura also performed a review of Union Carbide’s asbestos-related defense and processing costs to determine a reasonable estimate of future defense and processing costs to be included in the asbestos-related liability, through the terminal year of 2049.

Environmental Matters

Historical Dow determines the costs of environmental remediation of its facilities and formerly owned facilities based on evaluations of current law and existing technologies. Inherent uncertainties exist in such evaluations primarily due to unknown environmental conditions, changing governmental regulations and legal standards regarding liability, and emerging remediation technologies. The recorded liabilities are adjusted periodically as remediation efforts progress, or as additional technical or legal information becomes available. At June 30, 2018, Historical Dow had accrued obligations of $834 million for probable environmental remediation and restoration costs ($878 million at December 31, 2017), including $143 million for the remediation of Superfund sites ($152 million at December 31, 2017). This is management’s best estimate of the costs for remediation and restoration with respect to environmental matters for which Historical Dow has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately two times that amount.

Goodwill

In the fourth quarter of 2017, Historical Dow early adopted ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” as part of the annual goodwill impairment testing.

Historical Dow performs goodwill impairment testing at the reporting unit level. Reporting units are the level at which discrete financial information is available and reviewed by business management on a regular basis. Historical Dow tests goodwill for impairment annually (in the fourth quarter), or more frequently when events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit has declined below its carrying value. Goodwill is evaluated for impairment using qualitative and/or quantitative testing procedures. At December 31, 2017, Historical Dow has defined 14 reporting units; goodwill is carried by all of these reporting units.

Historical Dow has the option to first perform qualitative testing to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed at the company level include, but are not limited to, GDP growth rates, long-term hydrocarbon and energy prices, equity and credit market activity, discount rates, foreign exchange rates and overall financial performance. Qualitative factors assessed at the reporting unit level include, but are not limited to, changes in industry and market structure, competitive environments, planned capacity and new product launches, cost factors such as raw material prices, and financial performance of the reporting unit. If Historical Dow chooses not to complete a qualitative assessment for a given reporting unit or if the initial assessment indicates that it is more likely than not that the estimated fair value of a reporting unit is less than its carrying value, additional quantitative testing is required.

Quantitative testing requires the fair value of the reporting unit to be compared with its carrying value. If the reporting unit’s carrying value exceeds its fair value, an impairment charge is recognized for the difference. Historical Dow utilizes a discounted cash flow methodology to calculate the fair value of its reporting units. This valuation technique has been selected by management as the most meaningful valuation method due to the limited number of market comparables for Historical Dow’s reporting units. However, where market comparables are available, Historical Dow includes EBIT/EBITDA multiples as part of the reporting unit valuation analysis. The discounted cash flow valuations are completed using the following key assumptions (including certain ranges used for the 2017 testing): projected revenue growth rates, or compounded annual growth rates, over a ten-year cash flow forecast period, which ranged from 0.5 percent to 6.4 percent and varied by reporting unit based on underlying business fundamentals and future expectations; discount rates, which ranged from 7.2 percent to 9.1 percent; tax rates; terminal values, differentiated based on the cash flow projection of each reporting unit and the projected net operating profit after tax (“NOPAT”) growth rate, which ranged from 0.5 percent to 3.0 percent; currency exchange rates; and forecasted long-term hydrocarbon and energy prices, by geographic area and by year, which included key feedstocks as well as natural gas and crude oil (due to its correlation to naphtha). Currency exchange rates and long-term hydrocarbon and energy prices are established for Historical Dow as a whole and applied consistently to all reporting units, while revenue growth rates, discount rates and tax rates are established by reporting unit to account for differences in business fundamentals and industry risk.

2017 Goodwill Impairment Testing

Effective with the Merger, Historical Dow updated its reporting units to align with the level at which discrete financial information is available for review by management. A relative fair value method was used to reallocate goodwill for reporting units of which the composition had changed. No impairment indicators were identified as a result of the updated alignment and reallocation of goodwill. In the fourth quarter of 2017, quantitative testing was performed on eleven reporting units and a qualitative assessment was performed for the remaining reporting units.

For the qualitative assessments, management considered the factors at both the company level and the reporting unit level. Based on the qualitative assessment, management concluded it is not more likely than not that the fair value of the reporting unit is less than the carrying value of the reporting unit.

Upon completion of quantitative testing in the fourth quarter of 2017, Historical Dow determined the Coatings & Performance Monomers reporting unit was impaired. Throughout 2017, the Coatings & Performance Monomers reporting unit did not consistently meet expected financial performance targets, primarily due to increasing commoditization in coatings markets and competition, as well as customer consolidation in end markets which have reduced growth opportunities. As a result, the Coatings & Performance Monomers reporting unit lowered future revenue and profitability expectations. The fair value of the Coatings & Performance Monomers reporting unit was determined using a discounted cash flow methodology that reflected reductions in projected revenue growth rates, primarily driven by modified sales volume and pricing assumptions, as well as revised expectations for future growth rates. These discounted cash flows did not support the carrying value of the Coatings & Performance Monomers reporting unit. As a result, Historical Dow recorded a goodwill impairment charge for the Coatings & Performance Monomers reporting unit of $1,491 million in the fourth quarter of 2017, included in “Restructuring, goodwill impairment and asset related charges—net” in the consolidated statements of income. At December 31, 2017, the Coatings & Performance Monomers reporting unit carried $1,071 million of goodwill.

The fair values of the remaining reporting units exceeded their carrying values and no other goodwill impairments were identified as a result of the 2017 testing.

Pension and Other Postretirement Benefits

The amounts recognized in the consolidated financial statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could have been settled at December 31, 2017, rate of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually in accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods. The U.S. pension plans represent 70 percent of Historical Dow’s pension plan assets and 70 percent of the pension obligations.

On January 1, 2016, Historical Dow adopted the spot rate approach to determine the discount rate utilized to measure the service cost and interest cost components of net periodic pension and other postretirement benefit costs for the U.S. and other selected countries. Under the spot rate approach, Historical Dow calculates service costs and interest costs by applying individual spot rates from the Willis Towers Watson RATE:Link yield curve (based on high-quality corporate bond yields) for each selected country to the separate expected cash flow components of service cost and interest cost; service cost and interest cost for all other plans (including all plans prior to adoption) are determined on the basis of the single equivalent discount rates derived in determining those plan obligations. Historical Dow changed to this method to provide a more precise measure of interest and service costs for certain plans by improving the correlation between projected benefit cash flows and the discrete spot yield curves. Historical Dow accounted for this change as a change in accounting estimate and it was applied prospectively starting in 2016.

The following information relates to Historical Dow’s U.S. plans only; a similar approach is used for Historical Dow’s non-U.S. plans:

Historical Dow determines the expected long-term rate of return on assets by performing a detailed analysis of historical and expected returns based on the strategic asset allocation approved by Historical Dow’s Investment Committee and the underlying return fundamentals of each asset class. Historical Dow’s historical experience with the pension fund asset performance is also considered. The expected return of each asset class is derived from a forecasted future return confirmed by historical experience. The expected long-term rate of return is an assumption and not what is expected to be earned in any one particular year. The weighted-average long-term rate of return assumption used for determining net periodic pension expense for 2017 was 7.91 percent. The assumption used for determining 2018 net periodic pension expense is 7.92 percent. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in Historical Dow’s pension plans.

The discount rates utilized to measure the pension and other postretirement obligations of the U.S. qualified plans are based on the yield on high-quality corporate fixed income investments at the measurement date. Future expected actuarially determined cash flows for Historical Dow’s U.S. plans are individually discounted at the spot rates under the Willis Towers Watson U.S. RATE:Link 60-90 corporate yield curve (based on 60th to 90th percentile high-quality corporate bond yields) to arrive at the plan’s obligations as of the measurement date. The weighted average discount rate utilized to measure pension obligations decreased to 3.66 percent at December 31, 2017, from 4.11 percent at December 31, 2016.

At December 31, 2017, the U.S. qualified plans were underfunded on a projected benefit obligation basis by approximately $5.4 billion. The underfunded amount increased approximately $240 million compared with December 31, 2016. The increase in the underfunded amount in 2017 was primarily due to the change in the discount rate. Historical Dow contributed $200 million to the U.S. qualified plans in 2017.

The assumption for the long-term rate of increase in compensation levels for the U.S. qualified plans was 4.25 percent. Historical Dow uses a generational mortality table to determine the duration of its pension and other postretirement obligations.

The following discussion relates to Historical Dow’s significant pension plans:

Historical Dow bases the determination of pension expense on a market-related valuation of plan assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose represent the difference between the expected return calculated using the market-related value of plan assets and the actual return based on the market value of plan assets. Since the market-related value of plan assets recognizes gains or losses over a five-year period, the future value of plan assets will be impacted when previously deferred gains or losses are recorded. Over the life of the plans, both gains and losses have been recognized and amortized. At

December 31, 2017, net gains of $293 million remain to be recognized in the calculation of the market-related value of plan assets. These net gains will result in decreases in future pension expense as they are recognized in the market-related value of assets.

The net increase in the market-related value of assets due to the recognition of prior gains (losses) is presented in the following table:

Net Increase in Market-Related Asset Value Due to Recognition of Prior Gains (Losses)
In millions
2018	$39
2019	(64)
2020	142
2021	176
Total	$293

Historical Dow expects pension expense to decrease in 2018 by approximately $700 million. Excluding a settlement charge resulting from the change in control of Historical Dow which occurred at the time of the Merger, pension expense is expected to decrease approximately $15 million in 2018.

A 25 basis point increase or decrease in the long-term return on assets assumption would change Historical Dow’s total pension expense for 2018 by $57 million. A 25 basis point increase in the discount rate assumption would lower Historical Dow’s total pension expense for 2018 by $64 million. A 25 basis point decrease in the discount rate assumption would increase Historical Dow’s total pension expense for 2018 by $66 million. A 25 basis point change in the long-term return and discount rate assumptions would have an immaterial impact on the other postretirement benefit expense for 2018.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Based on the evaluation of available evidence, both positive and negative, Historical Dow recognizes future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, to the extent that realizing these benefits is considered to be more likely than not.

At December 31, 2017, Historical Dow had a net deferred tax asset balance of $958 million, after valuation allowances of $1,371 million.

In evaluating the ability to realize the deferred tax assets, Historical Dow relies on, in order of increasing subjectivity, taxable income in prior carryback years, the future reversals of existing taxable temporary differences, tax planning strategies and forecasted taxable income using historical and projected future operating results.

At December 31, 2017, Historical Dow had deferred tax assets for tax loss and tax credit carryforwards of $1,734 million, $285 million of which is subject to expiration in the years 2018 through 2022. In order to realize these deferred tax assets for tax loss and tax credit carryforwards, Historical Dow needs taxable income of approximately $24,457 million across multiple jurisdictions. The taxable income needed to realize the deferred tax assets for tax loss and tax credit carryforwards that are subject to expiration between 2018 through 2022 is approximately $4,852 million.

Historical Dow recognizes the financial statement effects of an uncertain income tax position when it is more likely than not, based on technical merits, that the position will be sustained upon examination. At December 31, 2017, Historical Dow had uncertain tax positions for both domestic and foreign issues of $253 million.

Historical Dow accrues for non-income tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. At December 31, 2017, Historical Dow had a non-income tax contingency reserve for both domestic and foreign issues of $110 million.

On December 22, 2017, The Act was enacted, making significant changes to the U.S. tax law. See Note 9 to the Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information. The SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provides guidance on accounting for the tax effects of The Act for which the accounting under ASC 740, “Income Taxes” (“ASC 740”) is incomplete. To the extent that a company’s accounting for certain income tax effects of The Act is incomplete, but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. The provisional amounts, and adjustments identified in the measurement period, are recorded to the provision for income taxes in the period the amounts are determined. In accordance with SAB 118, income tax effects of The Act may be refined upon obtaining, preparing, or analyzing additional information during the measurement period and such changes could be material. SAB 118 provides that the measurement period is complete when a company’s accounting is complete and in no circumstances should the measurement period extend beyond one year from the enactment date. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately prior to enactment of The Act.

Quantitative And Qualitative Disclosures About Historical Dow’s Market Risk

The following discussion addresses Historical Dow’s market risk. Dow expects that, following the separation and distribution, it will continue the practices and procedures of Historical Dow and be subject to similar market risks.

Historical Dow’s business operations give rise to market risk exposure due to changes in foreign exchange rates, interest rates, commodity prices and other market factors such as equity prices. To manage such risks effectively, Historical Dow enters into hedging transactions, pursuant to established guidelines and policies that enable it to mitigate the adverse effects of financial market risk. Derivatives used for this purpose are designated as hedges per the accounting guidance related to derivatives and hedging activities, where appropriate. A secondary objective is to add value by creating additional non-specific exposure within established limits and policies; derivatives used for this purpose are not designated as hedges. The potential impact of creating such additional exposures is not material to Historical Dow’s results.

The global nature of Historical Dow’s business requires active participation in the foreign exchange markets. As a result of investments, production facilities and other operations on a global basis, Historical Dow has assets, liabilities and cash flows in currencies other than the U.S. dollar. The primary objective of Historical Dow’s foreign exchange risk management is to optimize the U.S. dollar value of net assets and cash flows, keeping the adverse impact of currency movements to a minimum. To achieve this objective, Historical Dow hedges on a net exposure basis using foreign currency forward contracts, over-the-counter option contracts, cross-currency swaps and nonderivative instruments in foreign currencies. Exposures primarily relate to assets, liabilities and bonds denominated in foreign currencies, as well as economic exposure, which is derived from the risk that currency fluctuations could affect the dollar value of future cash flows related to operating activities. The largest exposures are denominated in European currencies, the Japanese yen and the Chinese yuan, although exposures also exist in other currencies of Asia Pacific, Canada, Latin America, Middle East, Africa and India.

The main objective of interest rate risk management is to reduce the total funding cost to Historical Dow and to alter the interest rate exposure to the desired risk profile. Historical Dow uses interest rate swaps, “swaptions,” and exchange-traded instruments to accomplish this objective. Historical Dow’s primary exposure is to the U.S. dollar yield curve.

Historical Dow has a portfolio of equity securities derived primarily from the investment activities of its insurance subsidiaries. This exposure is managed in a manner consistent with Historical Dow’s market risk policies and procedures.

Inherent in Historical Dow’s business is exposure to price changes for several commodities. Some exposures can be hedged effectively through liquid tradable financial instruments. Natural gas and crude oil, along with feedstocks for ethylene and propylene production, constitute the main commodity exposures. Over-the-counter and exchange traded instruments are used to hedge these risks, when feasible.

Historical Dow uses value-at-risk (“VAR”), stress testing and scenario analysis for risk measurement and control purposes. VAR estimates the maximum potential loss in fair market values, given a certain move in prices over a certain period of time, using specified confidence levels. The VAR methodology used by Historical Dow is a variance/covariance model. This model uses a 97.5 percent confidence level and includes at least one year of historical data. The six months ended June 30, 2018 and the 2017 and 2016 year-end and average daily VAR for the aggregate of all Historical Dow positions are shown below. These amounts are immaterial relative to the total equity of Historical Dow.

Total Daily VAR by Exposure Type	Jun 30, 2018	2017		2016
In millions		Year-end	Average	Year-end	Average
Commodities	$38	$32	$35	$24	$23
Equity securities	7	4	9	17	16
Foreign exchange	27	26	38	28	9
Interest rate	83	70	76	82	90
Composite	$155	$132	$158	$151	$138

Historical Dow’s daily VAR for the aggregate of all positions increased from a composite VAR of $132 million at December 31, 2017 to a composite VAR of $155 million at June 30, 2018. The interest rate VAR increased due to an increase in managed exposures. The equity, commodities and foreign exchange VARs increased due to a rise in volatility.

Historical Dow’s daily VAR for the aggregate of all positions decreased from a composite VAR of $151 million at December 31, 2016 to a composite VAR of $132 million at December 31, 2017. The commodities VAR increased due to an increase in long-term managed exposures. The equity securities VAR decreased due to a reduction in managed exposures and a decline in equity volatility. The interest rate VAR decreased due to a drop in yield volatility. See Note 21 to Historical Dow 2017 Financial Statements, which are incorporated by reference herein from the pertinent pages thereof filed as Exhibit 99.2 to the Form 10, for additional information.

Recent Accounting Guidance

Historical Dow has historically sold trade accounts receivable of select entities in the United States and Europe on a revolving basis to certain multi-seller commercial paper conduit entities (“conduits”). The proceeds received are comprised of cash and interests in specified assets of the conduits (the receivables sold by Historical Dow) that entitle Historical Dow to the residual cash flows of such specified assets in the conduits after the commercial paper has been repaid. Neither the conduits nor the investors in those entities have recourse to other assets of Historical Dow in the event of nonpayment by the debtors. In the fourth quarter of 2017, Historical Dow suspended further sales of trade accounts receivable through these facilities and began reducing outstanding balances through collections of trade accounts receivable previously sold to such conduits. Historical Dow has the ability to resume such sales to the conduits at its discretion, subject to certain prior notice requirements. These facilities, as currently structured, are expected to expire by the end of October 2018. Historical Dow, however, currently expects the term of both facilities to be amended and extended prior to their respective expiration dates.

In the first quarter of 2018, Historical Dow adopted ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which addressed diversity in practice in how certain cash receipts and cash payments are presented and classified in the statements of cash flows. A key provision in the new guidance required Historical Dow to retrospectively reclassify the cash receipts from the beneficial interests in conduits from “Operating Activities” to “Investing Activities” in the consolidated statements of cash flows. Also in connection with the review and implementation of this ASU, in the first quarter of 2018 Historical Dow updated its method for calculating the cash received from beneficial interests in the conduits as a result of new interpretative guidance, which was updated to reflect the cumulative impact of transaction activity during the month. These updates were also retrospectively applied in the consolidated statements of cash flows filed in Historical Dow’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2018 and June 30, 2018.

In the third quarter of 2018, the SEC’s Office of the Chief Accountant (“OCA”) provided additional guidance related to ASU 2016-15 to clarify the method to be used for calculating the cash received from beneficial interests in the conduits. The OCA indicated an entity must evaluate daily transaction activity to calculate the value of cash received from beneficial interests in conduits. Historical Dow will apply the OCA guidance on a retrospective basis in its next periodic filing, which will result in an additional reclassification of cash flows from “Operating Activities” to “Investing Activities.”

As discussed above, in the fourth quarter of 2017, Historical Dow suspended further sales of trade accounts receivable to the conduits and expects its cash flows from operating activities reported in subsequent interim and annual periods to not be comparable to the cash flows from operating activities in the historical periods, as retrospectively adjusted for the impact of the adoption of ASU 2016-15 and related OCA guidance noted above. Similarly, comparing cash flows from operating activities for periods before and after the discontinuation of the use of the conduits will not be meaningful in evaluating changes in Historical Dow’s liquidity position.

The adoption of this ASU and related OCA guidance had no impact on Historical Dow’s consolidated statements of income and the consolidated balance sheets.

The following table summarizes the expected impact of ASU 2016-15 and related OCA guidance to the consolidated statements of cash flows as previously disclosed in Historical Dow’s Annual Report on Form 10-K for the year ended December 31, 2017.

Summary of Expected Impact to the Consolidated Statements of Cash Flows Related to ASU 2016-15 and SEC Guidance In millions	For the Years Ended
	2017 Change	2016 Change	2015 Change
Operating Activities
Accounts and notes receivable	$(7,193)	$(7,294)	$(7,705)
Proceeds from interests in trade accounts receivable conduits	(2,269)	(1,257)	(1,034)
Decrease to Cash Flows from Operating Activities	$(9,462)	$(8,551)	$(8,739)
Investing Activities
Proceeds from interests in trade accounts receivable conduits	9,462	8,551	8,739
Increase to Cash Flows from Investing Activities	$9,462	$8,551	$8,739

The following table reconciles Cash Flows from Operating Activities as updated to reflect the impact of ASU 2016-15 and related SEC guidance to the original reported Cash Flows from Operating Activities values as previously disclosed in Historical Dow’s Annual Report on Form 10-K for the year ended December 31, 2017, which exclude the impact of ASU 2016-15 and related OCA guidance. Management views Cash Flows from Operating Activities excluding the impact of ASU 2016-15 and related OCA guidance as a non-GAAP financial measure that is relevant and meaningful to investors as it presents Cash Flows from Operating Activities inclusive of all trade accounts receivable collection activity, which Historical Dow utilizes in support of its operating activities.

Summary of Cash Flows Provided by Operating Activities	For the Years Ended
In millions	2017	2016	2015
Cash Flows from Operating Activities – Updated for Impact of New ASUs and SEC Guidance	$(4,958)	$(2,957)	$(1,128)
Less: Impact of New Guidance for Beneficial Interest in Accounts Receivable Conduits	(9,462)	(8,551)	(8,739)
Less: Impact of Additional Accounting Guidance Adopted on 1/1/18 [1]	2	(6)	4
Cash Flows from Operating Activities – Originally Reported and Excluding the Impact of New ASUs and SEC Guidance	$4,502	$5,600	$7,607
[1]	See Item 5 Other Information in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018 for additional information.

The following table summarizes the expected impact of ASU 2016-15 and related OCA guidance to the consolidated statements of cash flows as previously disclosed in Historical Dow’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2018 and June 30, 2018.

Summary of Changes to Consolidated Statements of Cash Flows related to ASU 2016-15 and SEC Guidance	Three Months Ended	Six Months Ended
In millions	Mar 31, 2017	Jun 30, 2017
Operating Activities
Accounts and notes receivable	$(1,446)	$(2,918)
Proceeds from interests in trade accounts receivable conduits	-	-
Decrease to Cash Flows from Operating Activities	$(1,446)	$(2,918)
Investing Activities
Proceeds from interests in trade accounts receivable conduits	1,446	2,918
Increase to Cash Flows from Investing Activities	$1,446	$2,918

The following table reconciles Cash Flows from Operating Activities to the original reported values in Historical Dow’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2018 and June 30, 2018 and includes a non-GAAP measure regarding what Cash Flows from Operating Activities excluding the impact of the new ASUs and related OCA guidance would have been for the three month periods ended March 31, 2018 and 2017 and six month periods ended June 30, 2018 and 2017. Management believes this non-GAAP financial measure is relevant and meaningful as it presents Cash Flows from Operating Activities inclusive of all trade accounts receivable collection activity, which Historical Dow utilizes in support of its operating activities.

Summary of Cash Flows Provided by Operating Activities	Three Months Ended		Six Months Ended
In millions	Mar 31, 2018	Mar 31, 2017	Jun 30, 2018	Jun 30, 2017
Cash Flows from Operating Activities – Updated for Impact of New ASUs and SEC Guidance	$(158)	$(1,522)	$1,550	$(3,019)
Less: Impact of New Guidance for Beneficial Interest in Accounts Receivable Conduits	-	(1,446)	-	(2,918)
Cash Flows from Operating Activities – Originally Reported in 2018 Quarterly Reports on Form 10-Q	$(158)	$(76)	$1,550	$(101)
Less: Impact of Guidance for Beneficial Interest in Accounts Receivable Conduits Adopted on 1/1/18	(445)	(551)	(656)	(1,914)
Less: Impact of Additional Guidance Adopted on 1/1/18	-	(1)	-	(2)
Cash Flows from Operating Activities – Excluding Impact of ASUs and SEC Guidance (Non-GAAP)	$287	$476	$2,206	$1,815

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information regarding individuals who are expected to serve as executive officers of Dow, including their expected positions following the separation and distribution. Additional individuals will be selected prior to the distribution to serve as executive officers after the distribution, and information concerning those executive officers will be included in an amendment to the Form 10. While some of these individuals currently serve as officers of DowDuPont, after the distribution none of the executive officers of Dow will be executive officers or employees of DowDuPont.

Name – Age	Position with Dow	Current Positions and When Elected	Other Business Experience since January 1, 2013 (all with TDCC)
James R. Fitterling, 56	Chief Executive Officer	Chief Executive Officer of TDCC since July 2018; Chief Operating Officer for the Materials Science Division of DowDuPont since September 2017.	President and Chief Operating Officer from February 2016 to July 2018; Vice Chairman and Chief Operating Officer from October 2015 to February 2016; Vice Chairman, Business Operations from October 2014 to October 2015; Executive Vice President, Feedstocks, Performance Plastics and Supply Chain from December 2013 to October 2014; and Executive Vice President, Feedstocks, Performance Plastics, Asia and Latin America from September 2012 to December 2013.
Howard I. Ungerleider, 50	President and Chief Financial Officer	Chief Financial Officer of TDCC since October 2014; President of TDCC since July 2018; Chief Financial Officer of DowDuPont since September 2017.	Vice Chairman from October 2015 to July 2018; Executive Vice President from October 2014 to October 2015; and Executive Vice President, Advanced Materials from September 2012 to October 2014.

Board of Directors Following the Distribution

The following will set forth information with respect to those persons who will serve on the Dow board of directors following the distribution. After the distribution, none of these individuals will be directors or employees of DowDuPont.

The members of the Dow board of directors will be selected prior to the distribution, and information concerning those directors will be included in an amendment to the Form 10.

Director Independence

It is anticipated that all of the members of Dow’s board of directors, except the Chief Executive Officer, who will be an employee of Dow, will meet the criteria for independence as defined by the rules of [●] and the Corporate Governance Guidelines that will be adopted by the Dow board of directors (see discussion below under “—Corporate Governance Guidelines”). The Corporate Governance Guidelines, including Dow’s independence standards, will be posted to Dow’s website.

Committees of the Board of Directors

Effective upon the completion of the distribution, the Dow board of directors will have the following standing committees: an Audit Committee, a Compensation and Leadership Development Committee, a Corporate Governance Committee and an Environmental, Health, Safety & Technology Committee. The Dow board of directors will adopt a written charter for each of these committees, which will be posted on Dow’s website.

Audit Committee

The responsibilities of the Audit Committee will be more fully described in the Audit Committee Charter and will include, among other duties, to assist the Dow board of directors in fulfilling its oversight responsibilities relating to:

•	the quality, reliability and integrity of the financial statements of Dow;

•	the adequacy of the Dow’s internal controls particularly with respect to Dow’s compliance with legal and regulatory requirements and corporate policy;

•	the internal audit function of Dow;

•	the nomination of the independent auditor and the independent auditor’s qualifications, independence and performance; and

•	the application of the Dow’s accounting principles.

The committee shall prepare the report required by the rules of the SEC to be included in Dow’s annual meeting proxy statement.

The Audit Committee will consist entirely of independent directors, and each will meet the independence requirements set forth in the listing standards of the [●] and Rule 10A under the Exchange Act. Each member of the Audit Committee will be financially literate and have accounting or related financial management expertise, as such terms are interpreted by the Dow board of directors in its business judgment. Additionally, at least one member of the Audit Committee will be an “audit committee financial expert” under SEC rules and the [●] listing standards applicable to audit committees. The initial members of the Audit Committee will be included in an amendment to the Form 10.

Compensation and Leadership Development Committee

The responsibilities of the Compensation and Leadership Development Committee will be more fully described in the Compensation and Leadership Development Committee Charter and will include, among other duties to, discharge the Dow board of directors’ responsibilities relating to the compensation and benefits of Dow’s Chief Executive Officer and other executive officers (as defined in the Exchange Act), employees, and non-employee directors, in a manner consistent with and in support of the business objectives of Dow, competitive practice, and all applicable rules and regulations.

The Compensation and Leadership Development Committee will consist entirely of independent directors, and each will meet the independence requirements set forth in the listing standards of the [●]. The members of the Compensation and Leadership Development Committee will be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation and Leadership Development Committee will be included in an amendment to the Form 10.

Corporate Governance Committee

The responsibilities of the Corporate Governance Committee will be more fully described in the Corporate Governance Committee Charter and will include, among other duties to:

•

Report periodically to the Dow board of directors on matters relating to the selection, qualification, and compensation of members of the Dow board of directors and candidates nominated to the Dow board of directors;

•	Develop and recommend to the Dow board of directors a set of corporate governance guidelines;

•

Act as a nominating committee with respect to candidates for directors and to make recommendations to the full Dow board of directors concerning the size of the Dow board of directors and structure of committees of the Dow board of directors;

•	Oversee the evaluation of the Dow board of directors and management of Dow; and

•	Assist the Dow board of directors with oversight of corporate governance matters.

The Corporate Governance Committee will consist entirely of independent directors, and each will meet the independence requirements set forth in the listing standards of the [●]. The initial members of the Corporate Governance Committee will be included in an amendment to the Form 10.

Environmental, Health, Safety & Technology Committee

The responsibilities of the Environmental, Health, Safety & Technology Committee will be more fully described in the Environmental, Health, Safety & Technology Committee Charter and will include, among other duties to:

•

Assess current aspects of Dow’s environment, health, safety and technology policies and performance and to make recommendations to the Dow board of directors and the management of Dow with regard to promoting and maintaining superior standards of performance;

•	Oversee and advise the Dow board of directors on matters impacting corporate social responsibility and Dow’s public reputation;

•	Focus on Dow’s public policy management, philanthropic contributions and corporate reputation management;

•	Oversee Dow’s policies on political contributions and lobbying expenses and review an annual report on Dow’s political contributions and lobbying expenses; and

•

Oversee the assessment of all aspects of Dow’s science and technology capabilities in all phases of its activities in relation to its strategies and plans and to make recommendations to the Dow board of directors and the management of Dow to continually enhance Dow’s science and technology capabilities.

The initial members of the Environmental, Health, Safety & Technology Committee will be included in an amendment to the Form 10.

Stockholder Recommendations for Director Nominees

The Corporate Governance Committee will adopt a process for identifying new director candidates. The Corporate Governance Committee will consider potential candidates suggested by board members, as well as management, stockholders and others. The Corporate Governance Committee will accept stockholders’ suggestions of candidates to consider as potential board members as part of the Corporate Governance Committee’s periodic review of the size and composition of the Dow board of directors and its committees. The Corporate Governance Committee will use the same process to evaluate director nominees recommended by stockholders as it does to evaluate nominees identified by other sources.

Director Qualification Standards

The Corporate Governance Committee will adopt guidelines to be used in evaluating candidates for board membership in order to ensure a diverse and highly qualified board of directors. Directors will be selected based on qualifications including strong values and discipline, high ethical standards, a commitment to full participation on the Dow board of directors and its committees, relevant career experience, and a commitment to ethnic, racial and gender diversity. In addition to the characteristics mentioned above, the guidelines will provide that candidates should possess individual skills, experience and demonstrated abilities that help meet the current needs of the Dow board of directors and provide for diversity of membership, such as experience or expertise in some of the following areas: the chemical industry, global business, science and technology, finance and/or economics, corporate governance, public affairs, government affairs, and experience as chief executive officer, chief operating officer or chief financial officer of a major company. Other factors to be considered will include independence of thought, willingness to comply with director stock ownership guidelines, meeting applicable director independence standards (where independence is desired) and absence of conflicts of interest. Guidelines for director qualifications will be included in the Corporate Governance Guidelines. The guidelines for Director qualifications will provide that a commitment to diversity is a consideration in the identification and nomination of director candidates, and that candidates are evaluated to provide for a diverse and highly qualified board of directors. The Corporate Governance Committee and the full Dow board of directors will implement and assess the effectiveness of these guidelines and the commitment to diversity by referring to these guidelines in the review and discussion of director candidates when assessing the composition of the Dow board of directors.

Corporate Governance Guidelines

The Dow board of directors will adopt governance guidelines designed to assist Dow and the board of directors in implementing effective corporate governance practices. The governance guidelines will be reviewed regularly by the Corporate Governance Committee in light of changing circumstances in order to continue serving the best interests of Dow and its stockholders.

Communications with the Board of Directors and Procedures for Treatment of Complaints Regarding Accounting, Internal Controls, Auditing and Ethics

Dow stockholders and other interested parties may communicate directly with the full board of directors, the non-management directors as a group, or with specified individual directors by mail addressed to Dow Holdings Inc., c/o Office of the Corporate Secretary, 2211 H.H. Dow Way, Midland, MI 48674. Please specify the intended recipient(s) of your letter.

Communications will be distributed to any or all directors as appropriate depending upon the individual communication. However, communications that do not directly relate to a director’s duties and responsibilities as a director of Dow may be excluded from distribution. Such excluded items include “spam”; advertisements; mass mailings; form letters and email campaigns that involve unduly large numbers of similar communications; solicitations for goods, services, employment or contributions; surveys; and individual product inquiries or complaints. Additionally, communications that appear to be unduly hostile, intimidating, threatening, illegal or similarly inappropriate will also be screened for omission by the Office of the Corporate Secretary. Any omitted communication will be made available to any director upon request.

Concerns relating to accounting, internal controls, auditing or ethics will be immediately reported to the Office of Ethics and Compliance for investigation and response, including review and handling by the internal audit function as appropriate with oversight by the Audit Committee. Concerns may be reported directly to the Office of Ethics and Compliance via its website at www.dowethicsline.com, and an anonymous toll-free hotline (1-800-803-6862 in the United States or Canada, or refer to the list of international access codes posted on the website).

Code of Business Conduct

The Dow board of directors will adopt a Code of Business Conduct that clearly outlines expectations that Dow’s directors, officers and employees abide by the law and be highly principled and socially responsible in all business practices. All directors, officers and employees will be expected to be familiar with Dow’s Code of Business Conduct, and to apply its principles in the daily performance of their responsibilities. The Code of Business Conduct is intended to focus employees, officers and directors on Dow’s corporate values of integrity, respect for people, and protecting the planet, help them recognize and make ethical, lawful and informed decisions, provide a framework that enables a respectful culture operating with the highest ethical and business standards, and offer robust mechanisms to report unethical conduct, anonymously or otherwise.

Director Compensation

Following the distribution, director compensation will be determined by the Dow board of directors with the assistance of its Compensation and Leadership Development Committee and its Corporate Governance Committee. It is anticipated that such compensation will consist of a cash retainer, and an equity award of restricted stock.

In addition, Dow anticipates that directors who serve as committee chairs or in other leadership roles will receive an additional annual cash retainer for such service.

Dow does not expect to provide directors who are also Dow’s employees any additional compensation for serving as a director.

Stock Ownership Guidelines

Dow will adopt stock ownership guidelines for directors that will have a guideline of each director owning at least [●] times the amount of the annual board retainer fee, with a [●] time period after first election to achieve that level, and a requirement to retain all equity awards during the term of service to Dow.

Deferred Compensation

Dow will adopt a deferred compensation plan under which non-employee directors may choose, prior to the beginning of each year, to have all or part of their fees credited to deferred compensation accounts.

COMPENSATION DISCUSSION AND ANALYSIS

In anticipation of the completion of the intended separation of DowDuPont into three independent, public companies within a relatively short period of time after the Merger, the DowDuPont board of directors decided not to develop separate executive compensation programs at the DowDuPont level. Rather, the executive officers of DowDuPont have continued to be employees of, and participants in, the compensation and benefit programs of Historical Dow and Historical DuPont, respectively. The only exception to this structure is related to post-Merger grants of Performance Share Units (“PSUs”), which have been awarded to certain senior executives and which are discussed more fully in the section entitled “2018 Compensation Decisions.” Accordingly, this Compensation Discussion and Analysis (this “CD&A”) discusses Historical Dow’s compensation programs as they have been applied to certain individuals who are expected to be the Dow “named executive officers” following the separation (the “Dow NEOs”) and outlines certain aspects of Dow’s anticipated post-separation compensation structure for those individuals.

Although the anticipated executive compensation programs and policies of Dow discussed below have been discussed with the Dow Compensation Subcommittee and the Compensation Committee of the DowDuPont board of directors, these programs and policies remain subject to review and approval by the Compensation and Leadership Development Committee of the Dow board of directors after the separation.

After the separation, the Compensation and Leadership Development Committee will review the compensation for all of the executive officers of Dow and determine the appropriate compensation, benefits and perquisites for them, and accordingly the compensation, benefits and perquisites provided them after the separation may not necessarily be the same as those discussed below.

The tables included in this CD&A and certain related information will be populated with information in regard to the Dow NEOs by amendment to the Form 10 once compensation information for the fiscal year ending December 31, 2018 is available.

Named Executive Officers

Following the separation, James R. Fitterling will serve as Dow’s Chief Executive Officer and Howard I. Ungerleider will serve as Dow’s President and Chief Financial Officer. The other individuals who are expected to be the Dow NEOs will be included in this CD&A by amendment to the Form 10.

Dow’s Executive Compensation Philosophy and Determinations

Program Structure and Alignment with Core Principles

Historical Dow has a history of designing executive compensation programs to attract, motivate, reward and retain the high-quality executives necessary for company leadership and strategy execution.

The Dow compensation programs will be designed and administered to follow these core principles:

•	Establish a strong link between pay and performance

•	Align executives’ interests with stockholders’ interests, particularly over the longer term

•	Reinforce business strategies and drive long-term sustained stockholder value

The executive compensation program will be designed to deliver value through three primary forms of compensation: base salary, annual incentives, and long-term incentives (“LTIs”).

Executive Compensation Governance Practices

Compensation of the executive officers of Dow, including that of the Dow NEOs, will be overseen by the Compensation and Leadership Development Committee (or, in the case of the CEO, by the Compensation and

Leadership Development Committee and the independent members of the Dow board). The Dow board of directors and the Compensation and Leadership Development Committee will be assisted in performance of their oversight duties by an independent compensation consultant and management.

The following summarizes key governance characteristics related to the executive compensation programs in which the Dow NEOs will participate:

Key Executive Compensation Practices

•	Active stockholder engagement

•	Strong links between executive compensation outcomes and company financial and market performance

•	Compensation program structure designed to discourage excessive risk taking

•	Significant focus on performance-based pay

•	Each component of target pay benchmarked to median of either the peer group or of the general market, as applicable

•	Carefully structured peer group with regular Compensation and Leadership Development Committee review

•	Stock ownership requirements of [●] times base salary for the CEO and [●] times base salary for the other Dow NEOs

•	100 percent independent Compensation and Leadership Development Committee

•	Clawback policy

•	Anti-hedging/Anti-pledging policies

•	Independent compensation consultant reporting to the Compensation and Leadership Development Committee

•	No new or amended change-in-control agreements

•	Stock incentive plans prohibit option repricing, reloads, exchanges or options granted below market value without stockholder approval

•	Regular review of the Compensation and Leadership Development Committee Charter to ensure best practices and priorities

The Compensation and Leadership Development Committee will periodically review best practices in governance and executive compensation to ensure that the compensation programs align with Dow’s core principles.

Components of Executive Compensation and Benefits

Executives will receive a mix of variable and fixed components of compensation which are aligned with the compensation philosophy as highlighted in the chart below:

Component	Purpose
Base Salary	Provides a regular source of income for Dow NEOs and acts as a foundation for other pay components (e.g., annual incentive targets for Dow NEOs are expressed as a percentage of base salary)
Annual Incentive	Rewards employees for achieving critical financial and operational goals
Long-Term Incentive

Aligns the interests of executives with stockholders by linking pay and performance, with the goal of accelerating growth, profitability and stockholder return

Aids Dow in retaining the Dow NEOs and other key employees

Benefits and Perquisites	Executives participate in the same benefit programs that are offered to other salaried employees
Limited perquisites are provided to executives to facilitate strong performance on the job and enhance their personal security and productivity

NEO incentive compensation will be based on clearly disclosed and measurable goals linked to company performance. The Dow compensation program will be targeted to deliver compensation at approximately the median of a core group of companies with whom each company respectively competed globally for business and executive talent. To the extent that an individual NEO’s compensation exceeds the median, it is attributable to factors including executive tenure, experience and stockholder value-enhancing achievement of measurable goals.

Benefits and Perquisites

Benefits

Dow will provide benefits (including retirement benefits) to eligible employees, including the eligible Dow NEOs, through a combination of qualified and non-qualified plans such as the following:

•	Defined-Benefit Retirement Plans (if applicable)

•	Supplemental Retirement Plans

•	401(k) Plans

•	Supplemental Savings Plans

Details regarding the benefits received by or available to the Dow NEOs from Historical Dow under these retirement plans for the fiscal year ending December 31, 2018 will be included by amendment to the Form 10 under the section entitled “Management—Benefits—Compensation Tables and Narratives.”

Perquisites

Dow may offer perquisites that the Compensation and Leadership Development Committee believes is reasonable yet competitive in attracting and retaining the executive team.

The Compensation and Leadership Development Committee will regularly review the perquisites provided to the respective Dow NEOs as part of its overall review of executive compensation. The following outlines the limited perquisites that may be provided to executives:

•	Financial and Tax Planning Support

•	Executive Physical Examination

•	Executive Excess Umbrella Liability Insurance

•	Home Security Alarm System

•	Requirement that the CEO is required use corporate aircraft for business and personal travel for security and immediate availability reasons

Additional information regarding the perquisites for the Dow NEOs from Historical Dow for the fiscal year ended December 31, 2018 will be included by amendment to the Form 10 in the section titled “Management—Benefits—Compensation Tables and Narratives.”

The Compensation Process

The Compensation and Leadership Development Committee, with the support of an independent compensation consultant and company management, will develop and execute the executive compensation program. The Compensation and Leadership Development Committee will be responsible for recommending for approval by the independent directors the compensation of the CEO, and for approving the compensation of all of the other Dow NEOs and executive officers. The Compensation and Leadership Development Committee will annually review and evaluate the executive compensation program to ensure that the program is aligned with Dow’s compensation philosophy and with performance.

The Compensation and Leadership Development Committee will review the following factors to determine executive compensation:

•	Competitive analysis: Median levels of compensation for similar jobs and job levels in the market, taking into account revenue relative to the peer group

•	Company performance: Measured against financial metrics and operational targets approved by the Compensation and Leadership Development Committee

•	Market landscape: Business climate, economic conditions and other factors

•	Individual roles: Each executive’s experience, knowledge, skills and personal contributions

Role of Company Management

The CEO will make recommendations to the Compensation and Leadership Development Committee regarding compensation for senior executives after reviewing Dow’s overall performance, each executive’s personal contributions and relevant compensation market data from the peer group for similar jobs and job levels.

Role of the Compensation and Leadership Development Committee

The Compensation and Leadership Development Committee will be responsible for establishing Dow’s executive compensation philosophy. The Compensation and Leadership Development Committee will be responsible for approving NEO compensation and will have broad discretion when setting compensation types and amounts. As part of the review, company management and the Compensation and Leadership Development Committee also will review summary total compensation scenarios for the Dow NEOs. Additionally, the Compensation and Leadership Development Committee will annually review the corporate goals and objectives relevant to the compensation of the CEO. The Compensation and Leadership Development Committee will evaluate the CEO’s performance against their respective objectives and makes recommendations to the independent directors regarding compensation levels based on that evaluation. The Compensation and Leadership Development Committee will consider compensation market data from the peer group when setting compensation types and amounts for the CEO.

Role of Independent Board Members

The independent members of the Dow board of directors will be responsible for assessing the performance of the CEO. They also will be responsible for approving the compensation types and amounts for the CEO.

Role of the Independent Compensation Consultant

The Compensation and Leadership Development Committee will retain an independent compensation consultant (the “Consultant”) for executive compensation matters.

The Consultant’s responsibilities are expected to include:

•	Advising the Compensation and Leadership Development Committee on trends and issues in executive compensation

•	Reviewing and advising the group of companies in the peer group

•	Consulting on the competitiveness of the compensation structure and levels of Dow’s executive officers and non-employee directors

•	Providing advice and recommendations related to the compensation and design of Dow’s compensation programs

•	Reviewing and advising on all materials provided to the Compensation and Leadership Development Committee for discussion and approval

•	Participating in Compensation and Leadership Development Committee meetings as requested and communicating with the Chair of the Compensation and Leadership Development Committee between meetings

The Consultant is expected to have safeguards and procedures in place to maintain the independence of the Consultant in its executive compensation consulting practice, and the Compensation and Leadership Development Committee will determined whether the compensation consultant’s work has raised any conflicts of interest. These safeguards may include a rigidly enforced code of conduct, a policy against investing in client organizations and separation between the Consultant’s executive compensation consulting and their other administrative and consulting business units from a leadership, performance measurement and compensation perspective.

Peer Group and Benchmarking

Dow competes with a wide variety of both industry and non-industry specific companies for executive talent and investor assets. In order to ensure the executive pay program is competitive and has a strong link to stock price performance, Dow will maintain an executive compensation peer group developed utilizing the following selection criteria:

•	Revenues

•	Market capitalization

•	Global presence

•	Research intensity or innovation and/or technology

•	Competitor for talent

•	Industries and markets served

The Compensation and Leadership Development Committee, with the support of the management team and independent compensation consultant, selected the companies named below:

[●]

The selected peer group will be used for market comparisons, benchmarking and setting executive compensation. Market pay data for the selected peer group will be gathered through compensation surveys conducted by the Consultant. Dow expects to target the median of the peer group for all compensation elements in order to attract, motivate, develop and retain top level executive talent. Annual performance award targets and long-term incentive grants are expected to reflect market median values while actual payouts are dependent on performance.

The peer group will be periodically evaluated and updated to ensure the companies in the group remain relevant.

Other Considerations

Stock Ownership Guidelines

Dow will require that the Dow NEOs accumulate and hold shares of Dow common stock with a value equal to a specified multiple of base pay.

The stock ownership guidelines will include a retention ratio requirement. Under the policy, until the required ownership is reached, executives will be required to retain [●] of net shares acquired upon any future vesting of stock units or exercise of stock options, after deducting shares used to pay applicable taxes and/or exercise price.

DowDuPont requires that its NEOs accumulate and hold shares of DowDuPont common stock with a value equal to a specified multiple of base pay. The multiples for specific executive levels for 2018 based on DowDuPont’s stock ownership guidelines will be shown below by amendment to the Form 10.

Multiple of Salary	2018 Target	2018 Actual
CEO	[●]	[●]
Other NEOs Average	[●]	[●]

For purposes of the stock ownership guidelines, direct ownership of shares and stock units held in employee plans are included. Stock options and PSUs are not included in determining whether an executive has achieved the ownership levels.

Speculative Stock Transactions

It will be against Dow policy for directors and executive officers to engage in derivative or speculative transactions in Dow securities. As such, it will be against Dow policy for directors and executive officers to trade in puts or calls in Dow securities, or sell Dow securities short. In addition, it will be against Dow policy for directors and executive officers to pledge Dow securities, or hold Dow securities in margin accounts.

Executive Compensation Recovery (Clawback) Policy

As part of its overall corporate governance structure, Dow will maintain an Executive Compensation Recovery Policy for its executive officers. This policy will allow Dow to recover incentive income if an executive officer either knowingly engaged in or was grossly negligent in the event of circumstances that resulted in a financial restatement or other material non-compliance.

Under the Executive Compensation Recovery Policy, Dow may recover incentive income that was based on achievement of quantitative performance targets if an executive officer engaged in grossly negligent conduct or intentional misconduct that resulted in a financial restatement or in any increase in his or her incentive income. Incentive income includes income related to annual bonuses and long term incentives.

Compensation and Risk Management

The Compensation and Leadership Development Committee periodically will review Dow’s compensation policies and practices to determine whether the incentive compensation programs create risks that are reasonably likely to have a material adverse effect on Dow. The evaluation is expected to cover a wide range of practices and policies including: the balanced mix between pay elements, the balanced mix between short and long-term programs, caps on incentive payouts, governance processes in place to establish, review and approve goals, use of multiple performance measures, discretion on individual awards, use of stock ownership guidelines, provisions in severance/change in control policies, use of a compensation recovery policy, and Compensation and Leadership Development Committee oversight of compensation programs.

2018 Compensation Decisions

The following information relates to Historical Dow’s 2018 compensation program.

Base Salary

Base salary is a fixed portion of compensation based primarily on an individual’s skills, job responsibilities and experience, as well as more subjective factors such as the assessment by the DowDuPont Compensation Committee of individual NEO performance. Base salaries for executives are benchmarked against similar jobs at other companies and are targeted at the median of the respective peer group, after adjusting for each company’s revenue size.

Base salaries for the Dow NEOs received from Historical Dow as of December 31, 2018 will be shown in the table below.

Name	2018 Base Salary ($)
[●]	[	●]
[●]	[	●]

Annual Incentive Compensation

Information regarding annual incentive compensation received by the Dow NEOs from Historical Dow for 2018 will be included in a future amendment to the Form 10 once the information is available.

Long-Term Incentive Compensation

Information regarding long-term incentive compensation received by the Dow NEOs from Historical Dow for 2018 will be included in a future amendment to the Form 10 once the information is available.

EXECUTIVE COMPENSATION

The following tables will be populated with information in regard to the compensation received by the Dow NEOs in each case from Historical Dow for the fiscal year ending December 31, 2018 by amendment to the Form 10.

Compensation Tables and Narratives

Summary Compensation Table

The following table will summarize the compensation of the Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers of Dow for the fiscal year ending December 31, 2018 based on compensation received from Historical Dow.

Name and Principal Position	Year		Salary ($)		Bonus ($)		Stock Awards ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)		Total without Certain Merger Related Items ($)
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]

Grants of Plan-Based Awards

The following table will provide additional information about plan-based compensation disclosed in the Summary Compensation Table. This table will include both equity and non-equity awards.

GRANTS OF PLAN-BASED AWARDS FOR 2018

Name	Grant Date		Date of Action by the Compensation Committee		Estimated Future Payouts Under Non-Equity Incentive Plan Awards						Estimated Future Payouts Under Equity Incentive Plan Awards						All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards ($)

					Threshold ($)		Target ($)		Maximum ($)		Threshold (#)		Target (#)		Maximum (#)
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]

Outstanding Equity Awards

The following table will list outstanding equity grants for each NEO as of December 31, 2018. The table will include outstanding equity grants from past years as well as the current year.

			Option Awards								Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)		Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]

Option Exercises and Stock Vested

The following table will summarize the value received by the Dow NEOs from stock option exercises and stock grants vested during 2018.

OPTION EXERCISES AND STOCK VESTED FOR 2018

	Option Awards				Stock Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
[●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]

Benefits

Pension Benefits

The following table will list the pension program participation and actuarial present value of each NEO’s defined benefit pension as of December 31, 2018.

PENSION BENEFITS AS OF DECEMBER 31, 2018

Name	Plan Name		Number of Years Credited Service (#)		Present Value of Accumulated Benefit ($)
[●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]

A narrative description of the pension benefits provided to the Dow NEOs as of December 31, 2018 will be provided by amendment to the Form 10.

Non-Qualified Deferred Compensation

The following table will provide information on compensation that the NEOs elected to defer as of December 31, 2018 and will include a narrative description of such deferred compensation.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2018

Name	Executive Contributions in Last Fiscal Year ($)		Company Contributions in Last Fiscal Year ($)		Aggregate Earnings in Last Fiscal Year ($)		Aggregate Withdrawals/ Distributions ($)		Aggregate Balance at Last Fiscal Year-End ($)
[●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]	[	●]

Potential Payments upon Termination or Change in Control

This section will provide information on the compensation and benefits that would have been provided to the Dow NEOs had a change in control of DowDuPont occurred on December 31, 2018 or had their employment been terminated on that date under certain specified circumstances. All of the compensation will be compensation, if any, that would have been paid under Historical Dow’s arrangements applicable to the Dow NEOs at that time (exclusive of plans that are generally available to all salaried employees and that do not discriminate in scope, terms, or operation in favor of executive officers). The amounts to be shown will not necessarily be indicative of what Dow will pay under similar circumstances because Dow has not yet determined what change in control or termination plans it will adopt and because a wide variety of factors can affect payment amounts, which, as a result, can be determined with certainty only when an actual change in control or termination even occurs.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with Dow, DowDuPont and Corteva

In connection with the separation, Dow will enter into certain agreements that will effect the separation, provide for the allocation of DowDuPont’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) among Dow, New DuPont and Corteva, and provide a framework for Dow’s relationship with New DuPont and Corteva following the separation and distribution. For a summary of the terms of certain of the agreements that Dow will enter into with DowDuPont and Corteva prior to the separation, see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution.”

Review and Approval of Transactions with Related Persons

The Dow board of directors will adopt a written policy relating to the approval or ratification of related person transactions. Under this written policy, the Corporate Governance Committee will be responsible for reviewing the material facts of all transactions that could potentially be “transactions with related persons.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Until the distribution, Dow NewCo will continue to be a wholly owned subsidiary of DowDuPont.

The following tables set forth information with respect to the expected beneficial ownership of Dow common stock immediately following the distribution by: (1) each person who is known by Dow to beneficially own more than five percent of the issued and outstanding DowDuPont common stock, which persons would be expected to beneficially own more than five percent of the issued and outstanding Dow common stock upon the distribution, (2) each of the expected directors and director nominees of Dow and each of the Dow NEOs and (3) all of Dow’s expected directors, director nominees and executive officers as a group.

Except as noted below, Dow has calculated each person’s beneficial ownership of Dow common stock based on the person’s beneficial ownership of DowDuPont common stock as of [●] after giving effect to a distribution ratio of [●] shares of Dow common stock for every [●] shares of DowDuPont common stock. Immediately following the distribution, Dow estimates that approximately [●] shares of Dow common stock will be issued and outstanding, based on the number of shares of DowDuPont common stock expected to be outstanding as of the record date. The actual number of outstanding shares of Dow common stock following the distribution will be determined on the record date.

Security Ownership of Certain Beneficial Owners

Based solely on the information filed with the SEC pursuant to section 13(d) or 13(g) of the Exchange Act and publicly available as of [●], Dow anticipates the following stockholders will beneficially own more than five percent of the outstanding shares of Dow common stock immediately following the distribution. The following table will be populated by amendment to the Form 10 to provide such information.

Name and Address of Beneficial Owner	Number of Shares of DowDuPont Common Stock	Number of Shares of Dow common stock	Percent of Dow Shares Outstanding
[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]

Security Ownership of Directors and Executive Officers

The following table will be populated by amendment to the Form 10 to provide information regarding beneficial ownership of each of the expected directors and director nominees of Dow and each of the Dow NEOs as well as all of the expected directors, director nominees and executive officers of Dow as a group. The address of each director, director nominee and executive officer shown in the table below is c/o Dow Holdings Inc., 2211 H.H. Dow Way, Midland, Michigan 48674.

Name of Director / Executive Officer	Number of Shares of DowDuPont Common Stock	Number of Shares of Dow common stock	Percent of Dow Shares Outstanding
[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]
All directors and executive officers as a group ([●] persons)	[●]	[●]	[●]
*	Less than one percent

DOW’S RELATIONSHIP WITH NEW DUPONT AND CORTEVA

FOLLOWING THE DISTRIBUTION

In connection with the intended separation of DowDuPont into three independent, publicly traded companies, Dow, DowDuPont and Corteva will enter into certain agreements that will effect the separation of DowDuPont’s agriculture, materials science and specialty products businesses, including by providing for the allocation between Dow, New DuPont and Corteva of DowDuPont’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities), and provide a framework for Dow’s relationship following the distribution with New DuPont and Corteva. The following is a summary of the material terms of certain of these agreements.

The terms of the agreements described below that will be in effect following the separation have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to Dow’s separation from DowDuPont. Following the separation and distribution, however, no changes to such agreements may be made without Dow’s consent.

Separation Agreement

Substantially simultaneously with the distribution, Dow intends to enter into the separation agreement with DowDuPont and Corteva. The separation agreement will set forth Dow’s agreement with New DuPont and Corteva regarding the principal actions to be taken in connection with the separation, including those related to the Internal Reorganization and Business Realignment. It will also set forth other agreements that govern certain aspects of Dow’s relationship with New DuPont and Corteva following the separation and distribution. Dow has not yet finalized all of the terms of the separation agreement, and intends to include additional details on the terms of this agreement in an amendment to the Form 10.

Tax Matters Agreement

Prior to the distribution Dow intends to enter into a tax matters agreement with DowDuPont and Corteva that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. Dow has not yet finalized all of the terms of this agreement, and intends to include additional details on the terms of the agreement in an amendment to Form 10.

Employee Matters Agreement

Dow intends to enter into an employee matters agreement with DowDuPont that will set forth our agreements with New DuPont and Corteva as to certain employment, compensation and benefits matters. Dow has not yet finalized all of the terms of this agreement, and intends to include additional details on the terms of the agreement in an amendment to Form 10.

Intellectual Property Cross-License Agreements

Dow or certain of its subsidiaries intends to enter into intellectual property cross-license agreements with DowDuPont and/or Corteva, pursuant to which the parties will license to each other certain patents, know-how and technical information owned by the party or its affiliates and necessary or useful in the other party’s business. Dow has not yet finalized all of the terms of these agreement, and intends to include additional details on the terms of the agreement in an amendment to Form 10.

Other Agreements

Dow or certain of its subsidiaries also intend to enter into certain other agreements with DowDuPont and/or Corteva, including those identified below. Dow has not yet finalized all of the terms of these agreement, and intends to include additional details on the terms of the agreements in an amendment to Form 10.

•	Trademark License Agreements;

•	Operating Systems and Tools License Agreement;

•	MOD 5 Computerized Process Control Software Agreement;

•	Umbrella Secrecy Agreement;

•	Regulatory Transfer Agreement;

•	Regulatory License Agreement;

•	Site Services Agreements;

•	Ground Leases;

•	Manufacturing Product Agreements; and

•	Global Product Sales Agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

The following is a summary of the material U.S. federal income tax consequences to DowDuPont and DowDuPont stockholders in connection with the distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the separation will be consummated in accordance with the separation agreement and as described in this information statement.

Except as specifically described below, this summary is limited to DowDuPont stockholders that are “U.S. Holders” (as defined immediately below). For purposes of this summary, a U.S. Holder is a beneficial owner of DowDuPont common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (1) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to DowDuPont stockholders in light of their particular circumstances, nor does it address the consequences to DowDuPont stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions, or insurance companies;

•	persons who acquired shares of DowDuPont common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10 percent or more, by voting power or value, of DowDuPont’s equity;

•

holders owning DowDuPont common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or former long-term residents of the U.S.;

•	holders who are subject to the alternative minimum tax; or

•	persons that own DowDuPont common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to stockholders who do not hold shares of DowDuPont common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of DowDuPont common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Treatment of the Distribution

It is a condition to the distribution that Dow receive the Dow Tax Opinions and DowDuPont receive the DowDuPont Tax Opinion, each in form and substance acceptable to Dow or DowDuPont, as applicable, substantially to the effect, among other things, that the distribution and certain related transactions will qualify as a tax-free transaction under Section 368(a)(1)(D) and Section 355 of the Code.

Assuming the distribution qualifies as tax-free under Section 368(a)(1)(D) and Section 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by DowDuPont as a result of the distribution;

•	no gain or loss will be recognized by, or be includible in the income of, a DowDuPont stockholder solely as a result of the receipt of Dow common stock in the distribution;

•

the aggregate tax basis of the shares of DowDuPont common stock and shares of Dow common stock in the hands of each DowDuPont stockholder immediately after the distribution (including any fractional shares deemed received, as discussed below) will be the same as the aggregate tax basis of the shares of DowDuPont common stock held by such holder immediately before the distribution, allocated between the shares of DowDuPont common stock and shares of Dow common stock (including any fractional shares deemed received) in proportion to their relative fair market values immediately following the distribution; and

•

the holding period with respect to shares of Dow common stock received by DowDuPont stockholders (including any fractional shares deemed received) will include the holding period of their shares of DowDuPont common stock.

DowDuPont stockholders that have acquired different blocks of DowDuPont common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Dow’s shares distributed with respect to blocks of DowDuPont common stock.

The Tax Opinions will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that Dow and DowDuPont make. In rendering the Tax Opinions, the tax advisors also will rely on certain covenants that Dow and DowDuPont enter into, including the adherence by New DuPont (or, following the distribution of Corteva, New DuPont and Corteva) and Dow to certain restrictions on their future actions. The Tax Opinions will be expressed as of the date of the distribution and will not cover subsequent periods. As a result, the Tax Opinions are not expected to be issued until after the date of this information statement. Additionally, the Tax Opinions will rely on the IRS Ruling regarding the proper time, manner and methodology for measuring common ownership in the stock of DowDuPont, Historical Dow and Historical DuPont for purposes of determining whether there has been a 50 percent or greater change of ownership under Section 355(e) of the Code, described further below, as a result of the Merger, as well as certain factual representations from DowDuPont as to the extent of common ownership in the stock of Historical Dow and Historical DuPont immediately prior to the Merger. Based on the representations made by DowDuPont as to the common ownership in the stock of Historical Dow and Historical DuPont immediately prior to the Merger and assuming the continued validity of the IRS Ruling, the Tax Opinions will conclude that there was not a 50 percent or greater change of ownership in DowDuPont, Historical Dow or Historical DuPont for purposes of Section 355(e) as a result of the Merger. If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS Ruling or the Tax Opinions are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS, and the ability to rely on the Tax Opinions could be jeopardized. Dow is not aware of any facts or circumstances, however, that would cause these facts, representations, or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

An opinion represents the advisor’s best judgment based on current law and is not binding on the IRS or any court. Dow cannot assure you that the IRS will agree with the conclusions expected to be set forth in the Tax Opinions, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. You should note that, other than the IRS Ruling previously mentioned, DowDuPont does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the distribution or related transactions. The Tax Opinions are not binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the validity of the distribution and related transactions as a reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) and Section 355 of the Code or that any such challenge ultimately will not prevail.

If, notwithstanding the conclusions in the IRS Ruling and those that Dow expects to be included in the Tax Opinions, it is ultimately determined that the distribution does not qualify as tax-free under Section 355 of the Code for U.S. federal income tax purposes, then DowDuPont would recognize corporate level taxable gain on the distribution. Pursuant to the tax matters agreement, DowDuPont has agreed to make protective elections under Section 336(e) of the Code for Dow and all of Dow’s domestic subsidiaries with respect to the distribution. In the event the distribution is ultimately determined not to qualify as tax-free under Section 355 of the Code for U.S. federal income tax purposes, these Section 336(e) elections would generally cause the distribution to be treated as a deemed sale of the assets of Dow and each of its domestic corporate subsidiaries, causing DowDuPont to recognize gain to the extent the fair market value of the assets (excluding stock in any domestic corporate subsidiary) of Dow and its domestic corporate subsidiaries exceeded the basis of Dow and its domestic corporate subsidiaries in such assets. In addition, if the distribution is ultimately determined not to qualify as tax-free under Section 355 of the Code for U.S. federal income tax purposes, each DowDuPont stockholder that receives shares of Dow common stock in the distribution would be treated as receiving a distribution in an amount equal to the fair market value of Dow common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of DowDuPont’s current and accumulated earnings and profits, including DowDuPont’s taxable gain, if any, on the distribution, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in DowDuPont stock and thereafter treated as capital gain from the sale or exchange of DowDuPont stock.

Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the distribution may result in corporate level taxable gain to DowDuPont under Section 355(e) of the Code if either Dow or DowDuPont undergoes a 50 percent or greater ownership change as part of a plan or series of related transactions that includes the distribution, potentially including transactions occurring after the distribution. The process for determining whether one or more acquisitions or issuances triggering this provision has occurred, the extent to which any such acquisitions or issuances results in a change of ownership and the cumulative effect of any such acquisitions or issuances together with any prior acquisitions or issuances (including the Merger) is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If an acquisition or issuance of stock triggers the application of Section 355(e) of the Code, DowDuPont would recognize taxable gain as described above, but the distribution would be tax-free to each DowDuPont stockholder (except for tax on any cash received in lieu of fractional shares). In certain cases, Dow may be required to indemnify DowDuPont for all or part of the tax liability resulting from the application of Section 355(e). For further details regarding Dow’s potential indemnity obligation, see the section entitled “Dow’s Relationship with New DuPont and Corteva Following the Distribution—Tax Matters Agreement.”

A U.S. Holder that receives cash instead of fractional shares of Dow common stock should be treated as though the U.S. Holder first received a distribution of a fractional share of Dow common stock, and then sold it for the amount of cash. Such U.S. Holder should recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s basis in the fractional share, as determined above. Such capital gain or loss should generally be a long-term capital gain or loss if the U.S. Holder’s holding period for such U.S. Holder’s DowDuPont common stock exceeds one year.

U.S. Treasury Regulations require certain stockholders that receive stock in a distribution to attach a detailed statement setting forth certain information relating to the distribution to their respective U.S. federal income tax returns for the year in which the distribution occurs. Within 45 days after the distribution, DowDuPont will provide stockholders who receive Dow common stock in the distribution with the information necessary to comply with such requirement. In addition, all stockholders are required to retain permanent records relating to the amount, basis, and fair market value of Dow common stock received in the distribution and to make those records available to the IRS upon request of the IRS.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Dow expects to retain Historical Dow’s then-existing third-party indebtedness arrangements in the separation. As a result, Dow expects to have significant third-party indebtedness following the distribution. The following is a summary of the material terms of Historical Dow’s current material indebtedness:

Historical Dow’s outstanding long-term debt has been primarily issued under indentures which contain, among other provisions, certain customary restrictive covenants that Dow will be required to comply with following the distribution while the underlying notes are outstanding. The failure of Dow to comply with any of these covenants could result in a default under the applicable indenture and allow the note holders to accelerate the due date of the outstanding principal and accrued interest on the underlying notes. Historical Dow’s indenture covenants include obligations to not allow liens on principal U.S. manufacturing sites, enter into sale and lease-back transactions with respect to principal U.S. manufacturing sites, merge or consolidate with any other corporation, or sell, lease or convey, directly or indirectly, all or substantially all of Historical Dow’s assets. Historical Dow’s outstanding debt also contains customary default provisions.

Historical Dow has also entered into private credit agreements that contain certain customary restrictive covenant and default provisions in addition to the covenants set forth above. Significant other restrictive covenants and default provisions related to these agreements include:

•

the obligation of the company to maintain the ratio consolidated indebtedness to consolidated capitalization at no greater than 0.65 to 1.00 at any time the aggregate outstanding amount of loans under the Five Year Competitive Advance and Revolving Credit Facility Agreement dated March 24, 2015, equals or exceeds $500 million;

•

a default if the company or an applicable subsidiary fails to make any payment, including principal, premium or interest, under the applicable agreement on other indebtedness of, or guaranteed by, the company or such applicable subsidiary in an aggregate amount of $100 million or more when due, or any other default or other event under the applicable agreement with respect to such indebtedness occurs which permits or results in the acceleration of $400 million or more in the aggregate of principal; and

•

a default if the company or any applicable subsidiary fails to discharge or stay within 60 days after the entry of a final judgment against the company or such applicable subsidiary of more than $400 million.

Failure of Dow to comply with any of the covenants or default provisions could result in a default under the applicable credit agreement which would allow the lenders to not fund future loan requests and to accelerate the due date of the outstanding principal and accrued interest on any outstanding indebtedness.

DESCRIPTION OF DOW’S CAPITAL STOCK

In the distribution, DowDuPont stockholders will receive shares of Dow common stock. Dow NewCo is the newly formed holding company for Dow.

Dow NewCo’s certificate of incorporation and bylaws will be amended and restated prior to the separation. The following is a summary of the material terms of Dow NewCo’s capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws as will be in effect at the time of the distribution, or of the applicable provisions of Delaware law, and the summaries are qualified in their entirety by reference to the forms of Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws, which will be filed as exhibits to the Form 10, along with the applicable provisions of Delaware law. For more information on how you can obtain copies of Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws, see the section entitled “Where You Can Find More Information.” Dow urges you to read Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws in their entirety.

Authorized Capital Stock

At the time of the distribution, Dow Newco’s authorized capital stock will consist of [●] shares of common stock, par value $0.01 per share, and [●] shares of preferred stock, par value $0.01 per share.

Common Stock

Dow expects that, immediately following the distribution, approximately [●] shares of Dow NewCo common stock will be issued and outstanding based upon approximately [●] shares of DowDuPont common stock outstanding as of [●] and no shares of Dow NewCo’s preferred stock will be issued or outstanding.

Voting Rights. Holders of Dow common stock will be entitled to one vote for each voting share held of record by such stockholder. In any question or matter brought before any meeting of stockholders (other than the election of directors), the affirmative vote of a majority of the votes actually cast on any such question or matter at a meeting where there is a quorum shall be the act of the stockholders.

Quorum. The holders of a majority of the voting power of all of the shares of capital stock of Dow entitled to vote with respect to any one of the purposes for which the meeting is called, present in person or represented by proxy, constitutes a quorum.

Election of Directors. Directors are generally elected by a majority of the votes cast at a meeting where there is a quorum; however, directors are elected by a plurality of the votes cast at a meeting where there is a quorum if, as of the record date for such meeting, the number of nominees exceeded the number of directors to be elected.

Dividends and Liquidation Rights. Subject to any preferential rights of any outstanding preferred stock, Dow stockholders will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Dow board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Dow NewCo, Dow stockholders will be entitled to ratable distribution of Dow NewCo’s assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

Miscellaneous. Upon the distribution, all outstanding shares of Dow common stock will be fully paid and non-assessable. Dow stockholders will not have any preemptive rights to subscribe for any additional shares of capital stock or other obligations convertible into or exercisable for shares of capital stock that Dow NewCo may issue in the future. There will be no redemption or sinking fund provisions applicable to the Dow common stock.

The rights, preferences and privileges of the holders of Dow common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Dow board of directors may designate and issue in the future.

Preferred Stock

Dow NewCo’s amended and restated certificate of incorporation will authorize the Dow board of directors, without further action by Dow stockholders but subject to the applicable provisions of Delaware law, to issue shares of preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by the Dow board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Dow through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of Dow stockholders. There are no current agreements or understandings with respect to the issuance of preferred stock and the Dow board of directors has no present intention to issue any shares of preferred stock.

Unless otherwise stated in the resolutions designating any series of preferred stock or any applicable certificate of designations, holders of preferred stock will not have any preemptive rights to subscribe for any additional shares of Dow NewCo’s capital stock or other obligations convertible into or exercisable for shares of capital stock that Dow NewCo may issue in the future. Unless otherwise stated in the resolutions designating any series of preferred stock or any applicable certificate of designations, there will be no redemption or sinking fund provisions applicable to Dow NewCo’s preferred stock.

Anti-Takeover Considerations

The provisions of the DGCL contain, and Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws will contain, provisions that could serve to discourage or to make more difficult a change in control of Dow without the support of the Dow board of directors or without meeting various other conditions. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Dow board of directors may consider inadequate and to encourage persons seeking to acquire control of Dow to first negotiate with the Dow board of directors. Dow believes that the benefits of increased protection of Dow’s ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Dow outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

State Takeover Legislation. Upon the distribution, Dow NewCo will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (a) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans, or (c) at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2⁄3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include (i) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and (ii) the affiliates and associates of any such person.

The provisions of Section 203 may encourage persons interested in acquiring Dow to negotiate in advance with the Dow board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in Dow’s management. It is possible that these provisions could make it more difficult to accomplish transactions which Dow stockholders may otherwise deem to be in their best interests.

Stockholder Action by Written Consent. Delaware law provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders. Dow NewCo’s certificate of incorporation will provide that any action required or permitted to be taken by the stockholders of Dow NewCo must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any consent in writing by such stockholders.

Meetings of Stockholders. Dow NewCo’s amended and restated certificate of incorporation will provide that except as otherwise required by law and subject to the rights of the holders of any class or series of preferred stock, special meetings of stockholders of Dow NewCo: (i) may be called by the Dow board of directors pursuant to a resolution adopted by a majority of the entire board, and (ii) shall be called by the Chairman of the Dow board or the Secretary of Dow NewCo upon a written request from stockholders of Dow NewCo holding at least 25 percent of the voting power of all the shares of capital stock of Dow NewCo then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of stockholders set forth in Dow NewCo’s amended and restated bylaws, as may be amended from time to time. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to Dow NewCo’s notice of meeting.

No Cumulative Voting. Delaware law permits stockholders to cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s certificate of incorporation. Dow NewCo’s amended and restated certificate of incorporation will not authorize cumulative voting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Dow NewCo’s amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Dow board of directors or a committee thereof. Generally, such proposal shall be made not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day in advance of the anniversary of the previous year’s annual meeting.

These advance-notice provisions may have the effect of precluding a contest for the election of Dow NewCo’s directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to Dow and Dow stockholders.

Removal of Directors. Dow NewCo’s amended and restated certificate of incorporation will provide that, except as otherwise required by law and subject to the rights of the holders of any class or series of preferred stock, any director, or the entire Dow board of directors, may be removed from office at any time, with or without cause, only by the affirmative vote of the holders of a majority of the voting power of all of the shares of capital stock of Dow NewCo then entitled to vote generally in the election of directors, voting as a single class.

Size of the Dow Board of Directors. Dow NewCo’s amended and restated bylaws will provide that the number of directors on the Dow board of directors will be not less than [●] nor more than [●], with the exact number of directors to be fixed exclusively by the board of directors.

Vacancies. Dow NewCo’s amended and restated bylaws will provide that any vacancies created on the board of directors for any reason, including resulting from any increase in the authorized number of directors or the death, resignation, disqualification or removal from office of any director, will be filled exclusively by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy on the Dow board of directors will hold office until the next annual meeting of stockholders or until their successor is duly elected and qualified.

Amendments to Certificate of Incorporation. The DGCL provides that, provided a meeting or vote of stockholders is required to amend a corporation’s certificate of incorporation pursuant to §242 of the DGCL, an amendment to a corporation’s certificate of incorporation requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment be considered at the next annual meeting of the stockholders and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).

Dow NewCo’s amended and restated certificate of incorporation will provide that Dow NewCo reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in Dow NewCo’s certificate of incorporation, and any other provisions authorized by the DGCL may be added or inserted, in the manner now or hereafter prescribed by the DGCL, and all rights, preferences and privileges of whatsoever nature conferred on stockholders, directors or any other persons whomsoever therein granted are subject to this reservation.

Amendments to Bylaws. Dow NewCo’s amended and restated certificate of incorporation and bylaws will provide that the bylaws may be amended by the board of directors.

Undesignated Preferred Stock. The authority that the board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Dow through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the stockholders.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Dow NewCo’s amended and restated certificate of incorporation will include such an exculpation provision.

Dow NewCo’s amended and restated certificate of incorporation will provide that Dow’s directors, officers, employees and agents may be indemnified by Dow NewCo to the fullest extent as is permitted by the laws of the State of Delaware as it presently exists or may hereafter be amended and as Dow NewCo’s bylaws may from time to time provide.

The limitation of liability and indemnification provisions in Dow NewCo’s amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Dow’s directors and officers, even though such an action, if successful, might otherwise benefit Dow and Dow stockholders. However, these provisions will not limit or eliminate Dow’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Dow pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any directors, officers or employees for which indemnification is sought.

Exclusive Forum

Dow NewCo’s amended and restated bylaws will provide that unless Dow NewCo consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Dow NewCo, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Dow NewCo director, officer or other employee to Dow NewCo or Dow NewCo’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine.

Sale of Unregistered Securities

On August 30, 2018, Dow NewCo issued 100 shares of Dow common stock to DowDuPont pursuant to Section 4(a)(2) of the Securities Act. Dow NewCo did not register the issuance of the shares under the Securities Act because the issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for Dow common stock will be [●].

Listing

Dow intends to list the Dow common stock on the [●] under the symbol “[●].”

WHERE YOU CAN FIND MORE INFORMATION

Dow NewCo has filed a registration statement on Form 10 with the SEC with respect to the shares of Dow common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Dow and the Dow common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, as well as the annual and quarterly reports of Historical Dow and other information filed by TDCC with the SEC, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement.

Since the Merger, Historical Dow has been a subsidiary of DowDuPont and has not had a class of equity securities registered with the SEC. Consequently, TDCC has had reduced reporting obligations under the Exchange Act. As a result of the distribution, Dow NewCo will become subject to the full information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, Dow NewCo will be required to file periodic reports with the SEC and will also file proxy statements, current reports and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above, through Dow’s website at www.dow.com, or by requesting them in writing or by telephone at the following address:

Dow Holdings Inc.

2211 H.H. Dow Way

Midland, MI 48674

Attention: Investor Relations

1-989-636-1463

These documents are available without charge, excluding any exhibits to them, unless the exhibit is specifically listed as an exhibit to the registration statement on Form 10 of which this information statement forms a part.

Following the distribution, Dow intends to furnish its stockholders with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on by, and with an opinion expressed by, an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which Dow has referred you. Dow has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

TRADEMARK LISTING

The following trademarks or service marks of Historical Dow and certain affiliated companies of Historical Dow appear in this information statement: ACCUTRACE, ACOUSTICRYL, ACRYSOL, AFFINITY, AQUASET, AVANSE, BETAFORCE, BETAMATE, BETASEAL, CANVERA, CARBOWAX, DOW, DOW CORNING, DOWSIL, ELITE, EVOLV3D, EVOQUE, FILMTEC, FORMASHIELD, GREAT STUFF, MAINCOTE, MOD 5, MOLYKOTE, MULTIBASE, NORDEL, PRIMAL, RHOPLEX, SENTRY, SILASTIC, STYROFOAM, TAMOL, TERGITOL, TPSiV, TRITON, UCAR, UCARTHERM, UCON, VERSENE, WALOCEL

The following registered service mark of American Chemistry Council appears in this information statement: RESPONSIBLE CARE

DOW HOLDINGS INC.

Dow Holdings Inc. (“Dow NewCo”) is a wholly owned subsidiary of DowDuPont and was formed on August 30, 2018 to serve as a holding company for Dow. Dow NewCo has engaged in no business operations to date and has no assets or liabilities of any kind, other than those incident to its formation.

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